SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 14, 2014
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(Convenience Translation into English from the Original
Previously Issued in Portuguese)

Companhia de Saneamento Básico
do Estado de São Paulo - SABESP

Financial Statements as of and for the years ended

December 31, 2013 and 2012

Table of Contents
Independent Auditors’ Report		F-3
Management Report		F-6
Statement of Financial Position		F-67
Statement of Income		F-69
Statement of Comprehensive Income		F-70
Statement of Changes in Equity		F-71
Statements of Cash Flows		F-72
Statements of Value Added		F-74
Notes to the Financial Statements		F-75
1.	Operational context
2.	Basis of preparation and presentation of the financial statements
3.	Summary of significant accounting policies
4.	Changes in accounting practices and disclosures
5.	Main accounting estimates and judgments
6.	Cash and cash equivalents
7.	Restricted cash
8.	Trade accounts receivable
9.	Balances and transactions with related parties
10.	Water National Agency – ANA
11.	Investments
12.	Investment properties
13.	Intangible assets
14.	Property, plant and equipment
15.	Loans and financing
16.	Taxes and contribution
17.	Deferred taxes and contributions
18.	Provisions
19.	Employees benefits
20.	Services payable
21.	Equity
22.	Earnings per share
23.	Segment information
24.	Operating revenue
25.	Operating costs and expenses
26.	Financial income and expenses
27.	Other operating income (expense), net
28.	Commitments
29.	Additional information on cash flows
30.	Events after the reporting period
Executive Officers’ Statement		F-187
Fiscal Council’s Report		F-189
Audit Committee Report		F-190
Capital Budget		F-191

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo - SP

We have audited the financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) which comprise the balance sheet as of December 31, 2013, and the income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board - IASB, and in accordance with accounting practices adopted in Brazil, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the financial statements

In our opinion, the financial statements present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2013, and its financial performance and its cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board - IASB and accounting practices adopted in Brazil.

Emphasis of matter

Restatement of corresponding amounts

As mentioned in Note 4.1, as a result of the change in the accounting practices as of January 1, 2013 relating to employee benefits, in compliance with CPC 33(R1) and IAS 19(R) - Employee Benefits, and the change in the accounting policy relating to the recording of jointly-owned businesses, in accordance with CPC 19 (R2) and IFRS 11 - Joint Arrangements, the corresponding amounts recorded in the statement of financial position as of January 1, 2012 and December 31, 2012 and the corresponding statements of income, comprehensive income, changes in equity, cash flows and value added (supplemental information) for the year ended December 31, 2012, presented for comparison purposes, were adjusted and are being restated as set forth in CPC 23 and IAS 8 - Accounting  Policies, Changes in Estimates and Correction of Error and CPC 26 (R1) and IAS 1 - Presentation of Financial Statements. Our opinion is not modified with respect to this matter.

Other matters

Statements of value added

We have also audited the statements of value added (DVA) for the year ended December 31, 2013, prepared under the responsibility of the Company’s management, the presentation of which is required by the Brazilian corporate law for public companies and considered as supplemental information for International Financial Reporting Standards - IFRS, which do not require the presentation of DVA. These statements were subject to the same audit procedures described above, and, in our opinion, present fairly, in all material respects, consistently with the financial statements taken as a whole.

Audit of corresponding amounts as of January 1, 2012

The corresponding amounts as of January 1, 2012, presented for comparison purposes, which were restated in connection with changes in accounting practices, were audited by other independent auditors, whose report, without qualification, was issued and dated May 9, 2013.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 27, 2014

DELOITTE TOUCHE TOHMATSU	Délio Rocha Leite
Auditores Independentes	Engagement Partner

2013 Management Report

MEssage from the ceo

There can be no talk of health improvement, citizen well-being and urban development without access to quality water and sewage collection and treatment. In 2013, when the Company could look back on four decades of history, Sabesp also celebrated a track record of effort in the supply of water and sewage collection and treatment in 363 municipalities in São Paulo State.

An immediate result of our work is that many rivers have fish again and, in 2014, all seats of municipalities operated in inland will have universal access to water. Then, the coast and Greater São Paulo, by the end of the decade, will have 100% of treated water, at least, 95% of sewage collection and 100% of collected sewage treatment. We know that this is an ambitious, but absolutely necessary – not to say urgent – goal to be achieved and also know that lots of planning, structured programs, quality and efficient services, cutting-edge engineering resources, and transparent governance will be required.

With this target in mind, in 2013 we invested R$2.7 billion, a level similar to that of the past five years and expected to be repeated over the next years.  Sewage collection and treatment in the State reached average levels of 84% and 78%, respectively. Besides the advances towards the universalization in inland, in the city capital, we made progress in stream cleanup activities and moved forward with the execution of Tietê River Depollution Project. In those cities encompassed by Santos coast region (“Baixada Santista”) and São Paulo State’s northern coast, we initiated the supplementary phase of the “Onda Limpa” (Clean Wave) Program, the major sanitation action underway in the Brazilian coast.

Regarding water supply – one of our biggest challenges, since we operate in the São Paulo Metropolitan Region (“RMSP”), where the availability of water resources is very low, the great news is that a public-private partnership (“PPP”) for São Lourenço Producing System was made. In addition, from 1995 to 2013, Sabesp invested R$9.3 billion to increase the São Paulo Metropolitan Region’s capacity of production, reservation, distribution and water loss reduction.

Combined with huge works and investments, carrying out public awareness campaigns for rational water use is still needed. We experienced extreme climate phenomena in the 2013-2014 Summer, never recorded in our recent history. The pluviometric indexes at the Cantareira System, the most important reservoir serving the São Paulo Metropolitan Region (RMSP), came below the historic average between October 2013 and February 2014.  In December, an index 72% lower than the average was recorded. Accordingly, in January and February it rained approximately 65% less than usually rains. The drought period combined with high records at thermometers resulted in the historical drop in the Cantareira System’s level. The population’s immediate answer by reducing consumption was a determining factor among the actions to maintain the water delivery.

2013 Management Report

By the way, being close to society is one of our priorities. In 2013, together with our officers, I visited 17 business units distributed throughout the State of São Paulo for accountability roadshows held with mayors and media relations of the municipalities serviced.

As for the market, we were assigned the investment grade by Moody´s credit rating agency and, institutionally, we keep striving for the exemption of PIS/COFINS (taxes on water services revenue) collection.  In the case of Sabesp, such taxes totaled R$669.2 million, or 24.6% of our investments in 2013.

In the management field, modernity and transparency were ensured with enabling technology. Examples include the implementation of integrated information system SiiS, besides the adoption of new contracting models, such as public-private partnerships and lease of assets. 2013 was a year of excellent results, which, for Sabesp, means development and lives transformed with access to quality water and a healthier environment for population today and future generations.

Dilma Pena

Sabesp’s Chief Executive Officer

40 YEARS SERVING PEOPLE AND the ENVIRONMENT

Founded in 1973, from the merger of different sanitation companies and under the guidelines of the National Sanitation Plan (Planasa), Companhia de Saneamento Básico do Estado de São Paulo has as its vision to provide universal access1 to sanitation services in the area it operates by the end of the decade.  Also, in accordance with the sustainable development principles and aligned with the environmental, social and economic policies of São Paulo State Government, its controlling shareholder, Sabesp has as its mission "to provide public sanitation services, contributing to improve quality of life and the environment".

As a mixed-capital corporation headquartered in the municipality of São Paulo, the city capital of São Paulo State, Brazil, Sabesp is governed by public and private Law standards and principles.

1 We define “universal access” as: 100% of water supply, 95% of collection, and 100% of collected sewage treatment.

2013 Management Report

Today, we are the largest sanitation company of the Americas and the fifth largest of the world in terms of population served, as ranked by the 14th edition (2012-2013) of the Pinsent Masons Water Yearbook. We operate water and sewage services in São Paulo State, including in the city of São Paulo. In the year ended December 31, 2013, we posted a net revenue of approximately R$11.3 billion and a net income of R$1.9 billion. Our assets totaled R$28.2 billion and our market cap was R$18.1 billion at December 31, 2013.

We supply water to 28.1 million people (24.6 million directly and 3.5 million served at the wholesale) and collect the sewage generated by 21.5 million people. Sabesp’s services cover approximately 67% of the urban population of the State of São Paulo.

Our structure is divided into five divisions, in addition to the CEO, two of which are operational accommodating 17 business units throughout the State. We operated 232 water treatment plants and 509 sewage treatment stations, including 9 submarine outfalls. Our water distribution network reaches 69.6 thousand kilometers while the sewage, 47.1 thousand kilometers. The Company currently has 15,015 employees, whose total productivity was 948 connections per employee in 2013.

The Company operates in 363 municipalities of the State of São Paulo, 204 of which have water and sewage universalized services. In addition, we have two partial contracts with the municipality of Mogi das Cruzes. However, as most of the city is supplied water by wholesale, it was not considered among the 363 municipalities, thus totaling 365 contracts.

Between January 1, 2007, when the new Regulatory Framework (Law 11445/07) was issued, and December 31, 2013, we entered into contracts to provide services for an additional 30 years with 265 municipalities (including the city of São Paulo), 7 of which executed in 2013.

At December 31, 2013, these 265 municipalities accounted for approximately 72.9% of the Company´s total revenue, including construction revenue, and 64.61% of intangible assets. Also, the Company continues to operate in the 61 municipalities for which the contracts have expired and negotiate the new base for its continuity.

From January 1, 2014 to 2034, 37 municipalities will have their contracts expired. Together, they account for 8.98% of the Company´s total revenue, including construction revenue, and around 7.99% of intangible assets. For these cases, Sabesp will also make all efforts needed to renew the concession contracts for, at least, other 30 years.

In addition, through December 31, 2013, the Company supplied water in a wholesale basis to other six municipalities located in São Paulo Metropolitan Region (RMSP), of which five municipalities also used sewage treatment services. It is worth mentioning that Diadema was among these municipalities with which we signed a contract on March 18, 2014 to provide water treatment and distribution and sewage collection and treatment services. Further information can be found in the Debt of Municipalities Served in Wholesale section.

In other three municipalities of the State of São Paulo, Sabesp is a partner in Águas de Castilho S.A., Águas de Andradina S.A. and Saneaqua Mairinque S.A. that provide water and sewage services and, in the municipality of Mogi Mirim (SP), also as a partner, in SESAMM – Serviços de Saneamento de Mogi Mirim S.A., for modernization, implementation and management of the sewage treatment system. It is worth mentioning that there were no capital contributions to the associated companies in 2013.

2013 Management Report

In the reuse water segment, Sabesp is also a partner of Odebrecht Ambiental in Aquapolo Ambiental to produce, provide and sell the product to the Capuava Petrochemical Complex and, in the non-household effluent segment, the Company created, together with Estre Ambiental, Attend Ambiental, whose operations are expected to begin in the first half of 2014, for implementation and operation of the pre-treatment station of non-household effluents and disposal of sludge in the São Paulo Metropolitan Region, amongst other activities.

In partnership with Latin Consult, the Company also provides advisory services on the rational water use, planning and commercial, financial and operating management, focused on the water losses in the central districts in Panamá and, in Honduras, the Company provides technical support for the modernization of the water and sewage system in seven cities.

In addition, the Company provides advisory services in two state water and sewage concessionaires, Casal and Cesan, in the States of Alagoas and Espírito Santo, respectively.  In the City of Maceió, since the beginning of its operations, after the implementation of the new measurement system, the Company decreased total water losses by 20%. In more critical stretches, the Company decreased water losses by up to 50%, eliminated the supply intermittence, reduced the impact of water tank trucks and increased, therefore, the life quality of approximately 200 thousand people. The agreement is expected to expire in October 2014. In Cesan, the Company’s work, concluded in February 2014, comprised the implementation and customization of the Aqualog software, developed and owned by Sabesp, in the City of Nova Venécia, in the State of Espírito Santo.

The Company is qualified to provide drainage and urban cleaning services, handle solid waste, sell power and perform other services, provide products and grant benefits and right that directly or indirectly result from its assets, operations and activities, in Brazil or abroad.

The Company’s shares – all common voting shares – are traded at the Securities, Commodities and Futures Exchange of São Paulo (BM&FBovespa) under the code SBSP3 and at New York Stock Exchange (Nyse), as American Depositary Receipts (ADR Level III), under the code SBS.

Business Context

The new regulatory requirements of the sanitation sector, although understood and partially implemented by the Company, still represent significant challenges, taking into consideration the territory and cultural extension and diversity, social purposes, and multiple and complex interfaces arising from Sabesp's activities, in addition to strict controls and inspections to which the Company is subject.

Sabesp is not able to determine all effects and impacts from the adoption of Law 11445/07 and regulatory standards on its businesses due to the uncertainties related to their implementation and the effects from the recent decision issued by the Supreme Federal Court (STF), which shared the jurisdiction over the services provided in metropolitan regions between the States and Municipalities with public functions of common interest.

2013 Management Report

The new regulatory framework also allowed the municipalities to create the regulatory entities, such as the ARES/PCJ consortium comprised of municipalities located in the basin of the Piracicaba, Capivari and Jundiaí rivers in 2011. As a result, the Company is currently a party to claims initiated by such consortium that alleges jurisdiction over the regulation and oversight of the Company’s activities in two municipalities: Piracaia and Mombuca. The Company cannot estimate the final outcome of this claim or how it may impact its businesses.

Arsesp Regulatory Standards

In 2013, in addition to resolve on the Sabesp’s restructuring and tariff revision, Arsesp also enacted procedures for notification of scheduled downtimes.

The implementation processes of these and other standards already enacted by the Agency maintain, on a gradual and progressive basis, and may continue in the next years, resulting and impacting specially the commercial and operating areas, also including claims. In 2013, the Agency’s inspection over the water supply and sewage services provided in the municipalities did not impose relevant fines against the Company.

Tariffs

In 2013, the tariff revision process continued. However, the complexity of the matter and the lack of necessary quorum to resolve the issues by the ARSESP’s Executive Board, among other factors, impacted the work flow and the tariff revision process has not been concluded.

Based on the preliminary asset base, in March, ARSESP established for the second tariff cycle, initiated in August 2012, the value of the initial maximum average tariff (P0) to R$2.5312/m³, resulting in the tariff repositioning index of 2.3509% compared to the tariffs practiced, which was applied by SABESP in April 2013.

Over the year, the regulatory asset base continued to be discussed (included in the agenda) between Sabesp and the regulatory agency. The Agency alleged few inconsistencies provided by the Company and requested clarifications on 19 aspects, which was provided by SABESP in December.

In addition, in December, the adjustment of 3.1451% was applied in the tariffs on a straight-line basis, which, firstly considered the inflation measured by IPCA from August 2012 to July 2013, of 6.2707%. Based on this rate, Arsesp deducted the Efficiency Factor (X Factor) for the period, of 0.4297%, resulting in the adjustment of 5.8410%. In addition, Arsesp estimated the Company’s gain at the rate of 2.3509%, effective beginning April of this year, plus additional discount of 0.9249% in the indicator. On the other hand, Arsesp also estimated Sabesp's losses due to the delayed IPCA replacement, of 0.6538%, and included the estimate.

On February 11, 2014, ARSESP submitted its proposal for public consultation by means of the Technical Note RTS/001/2014, setting for March 19, 2014, the deadline to send contributions and opinions. In referred Note, ARSESP determined the Final Tariff Level, which defined the Final P0 referenced to December 2012, including the definitive initial Net Regulatory Remuneration Basis. Due to the changes on the dates to conclude the calculation of Final P0, ARSESP also deemed necessary to make retroactive compensatory adjustments to required revenue, as well as it made adjustments to the calculation of X Factor in order to determine the maximum price (P1), reaching a straight-line adjustment of 4.6607% to be applied over tariffs of services rendered as of April 11, 2014 with billing as of May 11, 2014, presenting them in Public Hearing held on March 12, 2014. Sabesp still waits until April 10 to Arsesp publish the final results.

2013 Management Report

Transfer of Legal Charge to Customers

As set forth by the municipal legislation in the cooperation agreement and in the program contract entered into with São Paulo municipal government, Sabesp has transferred, since the agreement was signed, in June 2010, 7.5% of the revenue derived from the services provided in São Paulo city, net of COFINS, PASEP and the municipality´s own default, to the Municipal Fund for Environmental Sanitation and Infrastructure. However, as established by ARSESP Resolution 413/13, the transfer of such municipal charge to customers residing in the municipality of São Paulo was postponed due to a request of the São Paulo State Government to carry out studies to reduce this measure’s impact on users, among other factors.

Supervison fees

By the time passing the legal charge on to the customer was authorized, Arsesp also resolved on the transfer to the customer, of a regulation and supervision fee of 0.5% of the revenue derived from services provided in the regulated municipalities, net of COFINS and PASEP. The application of this fee depends on adaptations being made in internal processes, especially the financial and commercial ones, which is scheduled to be completed over 2014.

Strategy and Vision for the Future

Universalizing the sewage services through the end of decade, supplying quality water and sewage collection and treatment to the Company's operating area, is a goal that became possible due to the execution of a series of structuring programs and significant investments, always guided by long-term planning, employees' qualification, leadership consolidation and adoption of the most modern engineering resources provided in the market.

This strategy may prevail in the next years, ensuring the business expansion based on secured water supply, expansion of sewage collection and treatment and customers' satisfaction, resulting in higher social and environmental sustainability and health and life quality to the users of our services.

2013 Management Report

The expected excellence is supported by the management in accordance with the laws and standards in the sector, by qualifying the Company's employees without accepting, however, corruption acts.

Due to the dependence on such essential natural recourse for preservation of life and maintenance of its business, the Company is directly interested in water preservation. And the Company intends to continue its action by improving the programs against water loss in the supply network, increasing the efficiency of its use by large consumers – as companies and public bodies – and ensuring continuous and comprehensive campaigns for rational water use.

The study and implementation of technologies directed to the social and environmental sustainability is another aspect to be further considered with the search for new power sources, such as the researches carried out to use the gas from the ETEs and the sustainable disposal of waste from the Company’s operations.

The Public-Private Partnerships (PPPs) and the implementation of new plants through leased assets (the model selected for the construction of three ETEs and three ETAs) are partnership models to be improved in order to reduce construction time, strengthen our Capex capacity and exchange technology information between stakeholders.

The opening of relationship channels with the communities, suppliers and users and the increasing participation of the communities with our businesses are also Company's concerns today and always. This partnership is essential for the rational use of natural resources and fight against environmental pollution. In this regard, the executive power partnership is important in the inspection of irregular areas occupied, mainly the environmental protection areas in the surroundings of the springs and riverheads.

The Company is aware of the challenges; however, the developments over these 40 years confirm that the Company is on the right path.

Analysis of Goals

In 2013, Sabesp had results aligned with its strategic planning.

The 226.4 thousand new water connections were aligned with the vegetative growth of the areas served by the Company and its business and, better than in 2012 (221.8 thousand), totaled, in 2013, the greatest milestone since 2000, which means the maintenance of the supply universal services in the areas where Sabesp operates.

The expansion of the sewage collection and treatment maintained the growth and the results were aligned with the expectations. The Company performed 236.6 thousand new sewage connections in 2013, the third highest record of new sewage connections since 2000. These connections were performed under the “Se Liga na Rede” (Connect to the Network) Program, which was developed by the São Paulo State Government in partnership with Sabesp to stimulate the connection to the public sewage collection network of low-income households, located in areas of significant poverty and high social vulnerability. The Company reached the rate of 78% of sewage collection treatment, mainly due to the intervention in Córrego Ipiranga, actions of the “Córrego Limpo” Program (Clean Stream Program) and sewage system construction in Campo Limpo - Várzea and Bragança Paulista.

2013 Management Report

In 2013, the revenue water loss index decreased compared to 2012, and ended the year at the rate of 24.4%, which reflects the actions of one of the Company’s main initiatives, the Corporate Program for Reduction of Water Losses, which comprises actions for network maintenance (repair of network leakages, inspection of illegal and idle connections), asset renewal (replacement of pipelines, branches and water meters) and management of existing infrastructure (pressure management, with implementation of segment by sectors).

Since the beginning of the program, in 2009, through the end of 2013, the total water volume saved by the reduction of physical losses (also called real water losses) amounted to 29.4 million cubic meters.

An agreement of approximately R$750 million entered into with the Japan International Cooperation Agency (JICA) in early 2012, boosted investments in reduction of water losses and contributed to reinforce actions in the last quarter of 2013, besides ensuring the execution of work during 2014. Since the program was launched, Sabesp already invested R$1.5 billion in this project, including R$424 million in 2013.

Achievements in 2013 and Targets for 2013-2020

	Achieved	Targets
	2013	2013	2014	2015	2016	2017	2020
Water supply (1)	Trend to universal access

Sewage collection (%)	84	84	85	86	87	88	95

Collected sewage treatment (%)	78	78	78	81	86	90	95

New water connections (thousand)	226.4	200(4)	180	177	172	164	480(2)

New sewage connections (3) (thousand)	236.6	241(4)	235	246	243	243	685(2)

Water losses (%)	24.4	25.4	24.0	23.4	22.2	21.2	18.1

(1) 99% and above

(2) Accumulated target 2018/2020

(3) Total sewage connections, including those made under the scope of “Se Liga na Rede” (Connect to the Network) program

(4) Targets of the Profit Sharing Plan approved on March 28, 2013.

Some of these operating indicators comprised the Company’s Profit Sharing Program that, together with economic and financial ratios and customer's satisfaction indicators, regulates the granting of salary bonus according to the performance in relation to the goals established. The Company fully met five out of the seven goals (see table below).

2013 Management Report

In relation to its customers, the Company maintained the rate of 89% of customers’ satisfaction, and most of the customers interviewed declared to be satisfied or very satisfied with the services provided by the Company.

The goal of new sewage connection under the “Se Liga na Rede” Program was not met because the connections took more time than estimated, as these connections depend on the customers’ adhesion to the program and the Company’s adjustments to the customers’ houses, which is an innovative service provided by the Company.  The Company’s Adjusted EBITDA Margin reached the good performance of 35.4%.

2013 Summary of targets

Indicators	Unit	Target	Achieved
Adjusted EBITDA margin (1)%		33.5	35.4
Customer satisfaction	%	91	89
Number of new water connections	thousand un	200	226
Number of new sewage connections	thousand un	220	221.5
(conventional)
Number of new sewage connections (“Se Liga na	thousand un	20.6	15.2
Rede” program)
Revenue Water losses	%	25.4	24.4
Collected sewage treatment	%	78	78
(1) Adjusted EBITDA corresponds to the net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution (federal income taxes); (iii) financial result and (iv) other net operating expenses

2013 Management Report

Key Indicators

Indicators	Unit	2013	2012	2011	2010	2009
Services
Percentage of population with water connections		Trend to universal access (1)
Percentage of population with sewer connections	%	84	83	82	81	80
Percentage of treated sewer (2)%		78	77	76	75	74
Resident population served by water supply	thousand inhabitants	24,560	24,249	23,911	23,625	23,363
Resident population served by sewage collection	thousand inhabitants	21,483	20,992	20,498	20,024	19,600
Positive customer satisfaction perception (3)%		89	89	92	89	76
Operational
Water connections	thousands	7,888	7,679	7,481	7,295	7,118
Sewage connections	thousand	6,340	6,128	5,921	5,718	5,520
Water network extension (4)	km	69,619	67,647	66,389	65,379	63,732
Sewage network extension (4)	km	47,103	45,778	45,073	44,279	42,896
Water losses (5)%		24.4	25.7	25.6	26	25.9
Water losses per connection (6)	liters per connection / day	372	392	395	403	402
Water produced volume	millions m3	3,053	3,059	2,992	2,952	2,845
Number of employees (7)	un	15,015	15,019	14,896	15,330	15,103
Operating productivity	connections/ employee	948	919	900	849	837
Financial
Gross revenue	R$ million	11,984.8	11,391.2	10,529.7	9,785.9	9,085.2
Net revenue	R$ million	11,315.6	10,737.6	9,927.4	9,230.4	8,579.5
Adjusted EBITDA (8)	R$ million	4,006.6	3,605.0	3,371.0	3,222.5	2,727.3
Adjusted EBITDA margin	% of net revenue	35.4	33.6	34.0	34.9	31.8
Adjusted EBITDA margin without construction costs and revenues	% of net revenue	44.6	43.0	43.2	44.7	41.2
Operating income (9)	R$ million	3,138.8	2,843.3	2,512.0	2,672.1	2,120.6
Operating margin (9)	% of net revenue	27.7	26.5	25.3	28.9	24.7
Income (net income/loss)	R$ million	1,923.6	1,911.9	1,380.9	1,630.4	1,507.7
Net margin	% of net revenue	17.0	17.8	13.9	17.7	17.6
Net debt to Adjusted EBITDA	Multiple	1.9	1.9	1.8	1.9	2.1
Net debt to equity (10)%		58.3	60.9	58.4	62.6	67.0
Investment (11)	R$ million	2,716.0	2,535.6	2,440.2	2,194.4	2,058.8

(1)    99% and above.

(2)    Due to the method used, there may be a margin variance of 2 percentage points up and down

(3)    Survey conducted in 2013 by Datamétrica Consultoria, Pesquisa e Telemarketing Ltda. (5,850 interviews in the entire operating basis, with a 1.3% margin of error and a confidence interval of 95%).

(4)    Includes water mains, trunk collects, interceptors and outfalls.

(5)    Includes physical and non-physical losses. The percentage of water loss is represented by the ratio resulting from (i) the difference between (a) the total water volume produced, (b) the total water volume billed to customers, and (c) total water volume produced (after deduction of certain non-physical water losses specified below) divided by the total water volume produced. The following is excluded from our calculation of water losses: (i) the water used to perform periodic maintenance of water mains and water reservoirs; (ii) the water supplied to municipalities, such as, for example, to extinguish fires; (iii) the water used by our units; and (iv) estimated water losses associated with the water supplied to shantytowns.

(6)    Calculated by dividing (i) the annual average of water losses by (ii) the average number of connections of active water multiplied by the number of days of the year

(7)    Number of own employees. Does not include employees assigned to other entities.

(8)    The Adjusted EBITDA corresponds to net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution (federal taxes on income); (iii) financial result and (iv) other net operating expenses.

(9)    Excludes finance income and expenses.

(10)  Net debt includes deduction of cash and cash equivalents, interest rates and borrowing charges and domestic and foreign credit facilities.

(11)  Excludes financial commitments assumed in the program contracts (R$18 million, R$63 million, R$139 million, R$155 million and R$65 million, in 2009, 2010, 2011, 2012 and 2013, respectively).

2013 Management Report

MANAGEMENT ORIENTED BY SECTOR’S increasingly demands

The utilization of the most modern engineering resources, the long-term planning, large investments in structuring programs and the valuation of research and innovation positions Sabesp as a benchmark in the sector. The approaching standpoint and the opening of channels for dialogue with stakeholders (customers, suppliers, investors, governments and community) compose another pillar of our strategy of an integrated performance with different approaching actions and strengthening of partnerships with society.

The comprehensive and transparent relationship with the community, the respect and confidence directed to its employees and partners, and the social and environmental actions, which is its core concern, contributed to consolidate the Company’s business and its position as one of the largest sewage companies in the world in terms of customers served (further details about the relationship actions in the section: Valuing the Life Quality and Citizen’s Rights).

The ethical values that guide Sabesp’s actions in the relationship with its targets are set forth in its Code of Ethics. Its compliance is monitored by the Committee of Ethics, which is supported by tools such as the Whistle-blowing Channel, which also receives anonymous complaints, Business Procedure for Determining of Liabilities, Ombudsman and Customer Care. In 2013, the Company recorded 105 complaints, of which 62% was resolved and 38% has been analyzed. Out of total, 25% relates to improper behavior, such as harassment, discrimination, persecution and unfair treatment. For the claims accepted, 25 own or outsourced employees were notified (5 warnings, 2 suspensions and 18 dismissals).

Anticorruption practices

In addition of being subject to the Brazilian Anticorruption Law, due to its assets listed in New York Stock Exchange, Sabesp also complies with the provisions set forth in the Foreign Corrupt Practices Act (FCPA), similar law effective in the United States since 1977.

Sabesp is committed to perform its business on a legal, ethical, transparent and professional basis, extended to its employees and third parties representing the Company the obligation to understand, accept and perform these guidelines, as well as implementing preventive systems and internal integrity procedures, such as revision of the Code of Ethics, management and technical staff training, revision of internal processes and improvement of communication and whistle-blowing channels to avoid corruption acts in the development of its businesses.

In order to avoid irregularities, in 2013, the Company evaluated the corruption and corporate fraud risks of 61 significant work processes, which comprise the activities of the most representative Business Units. In addition, the Company disclosed its ethical values through lectures and attending and virtual trainings to approximately 1,200 employees in charge of lead positions.

2013 Management Report

Corporate Governance

Sabesp is a mixed-capital company controlled by São Paulo State Government, which holds a 50.3% stake. As December 31, 2013, out of the remaining stock, 25.5% was traded on the BM&FBovespa (São Paulo Stock Exchange) and 24.2% on the New York Stock Exchange under American Depositary Receipts (Level III ADRs). For BM&FBovespa, the number of shareholders was 5,646.

The Company’s highest governing body is the Shareholders’ Meeting. It is incumbent upon the Shareholders’ Meeting, among others, to elect or remove Board of Directors’ members and Fiscal Committee members, set management compensation and approve dividends.

Currently, the Company’s Board of Directors is comprised of nine members for two-year mandate, reelection being permitted, of which four are independent members, according to BM&FBovespa Novo Mercado rules. One of the members was elected by minority shareholders.

Except for the CEO, the Board of Directors is not comprised of executive officers, and the CEO cannot be the Board of Directors' Chairman. Since March 2013, when Mr. João Paulo Tavares Papa held the position of Technology, Development and Environment Executive Officer and replaced Mr. João Baptista Comparini, the Company’s Executive Board was not changed.

For further information on the Company’s corporate governance structure and its operations, see section “Corporate Governance”, under Investors Relation area, at the Company’s website: www.sabesp.com.br/investidores.

In 2013, management compensation, including benefits, amounted to approximately R$3.4 million. This amount is added by approximately R$565.7 thousand relating to executive officers’ variable compensation; the variable compensation is not applicable to directors and Fiscal Committee members, as prescribed by State Decree 58265/12 and approved at the Shareholders’ Meeting held in April 2013.

As required by the Brazilian Corporation Law, the compensation paid to the Board of Directors´ members, the Fiscal Committee members and executive officers is set, as a whole, by the Shareholders´ Meeting. In Sabesp, the policy relating to the compensation of board members and executive officers is established according to the guidelines of São Paulo government mainly based on performance, always subject to the approval of the Shareholders’ Meeting.

External Audit

Sabesp complies with the principles of independence with respect to services provided by the external auditor, namely: an auditor cannot audit his or her own work; an auditor cannot function in the role of management, and an auditor cannot serve in an advocacy role for his or her client.  Deloitte Touche Tohmatsu Auditores Independentes is the auditor for Sabesp since the review of the quarterly financial information as at September 30, 2012. In this period, it has audited financial statements, review of the quarterly information and financing projects. In 2013, the fees paid for these services by Sabesp totaled R$1.4 million, of which 56.6% corresponds to the audit of the financial statements.

2013 Management Report

Deloitte Brasil Auditores Independentes has been the auditor for SESAMM since August 2012.

The auditors have not provided any non-audit services to these companies since they were engaged.

Access to Sabesp’s Information by Citizens

In accordance with the principle of business transparency and as set forth in Federal Law 12527/2011 and State Decree 58052/2012, Sabesp provides the Citizenship Information Service (SIC), which is a channel whereby the citizenship may have access to public body information.

The Company’s minimum information, under applicable legislation, is available at the Company’s website (www.sabesp.com.br), under SIC link, in the top menu, as well as the channel for requesting other information by citizenships. In addition to the website, the citizenship can also attend to Rua Costa Carvalho, 300.

In 2013, 390 requests for information was responded through telephone call and internet. Over the same period, 10 claims were initiated, at first and second instance of administrative bodies by the citizens pleading for supplementary information and clarifications, which were fully resolved.

Efficiency, Transparency and Commitment

In 2013, the Company significantly improved the efficiency of its internal processes and implemented the Enterprise Resource Planning (ERP), the integrated business information system comprised of SAP system and commercial and customer relation software, manufactured by Engineering. The project, denominated SIiS (Sabesp’s Integrated Information System), will begin operations in 2014, by offering greater reliability and accuracy in the decision-making process in the financial and commercial areas and in the context of the corporate governance. It will be possible upon provision of integrated and consolidated information in real time.

Another competitive advantage is the change in the organizational culture to be implemented by the employees due to the necessary changes in current processes, according to the best market practices. Therefore, in mid-2013, the staff comprised of approximately 150 professional, including all Sabesp’s areas, was allocated for the project development.

The project also includes the necessary actions to prepare Sabesp to operate in this new environment. Accordingly, all current procedures are being revised and adjusted, and approximately 15,000 Sabesp’s employees will be trained, by sharing the information prepared by the staff allocated to the project. The Company also created the Agents of Change, which is a group comprised of 300 employees of all units, in order to disclose the new processes to the Company's other employees.

In 2013, Sabesp also started the 3rd stage of implementing the GVA – Added Value Management, destined to the consolidation of this management system at the Metropolitan Region and Regional Systems Executive Boards, besides starting its expansion to the Technology, Financial, Corporate and Presidency executive boards. With the assimilation of GVA at various levels of the organization, by establishing common metrics for strategic objectives, evaluation of results and stimulus to performance, the consolidation of a culture that creates value to businesses and improves the decision-making quality at all the Company's levels is sought- from strategic levels to operational management, from conception and execution of large projects.

2013 Management Report

Research and Innovation

In 2013, the Company invested R$6.4 million in research, development and innovation projects, and maintained the resources to the projects performed with the Research Support Foundation of the State of São Paulo (Fapesp). These studies cover Sabesp’s main research lines: new treatment alternatives, disposal and use of sludge from ETAs (water treatment station) and ETEs (sewage treatment stations), water quality monitoring; new technologies for implementation, operation and maintenance of water distribution and sewage collection systems; and power efficiency.

In addition, the Company was classified in the most important innovation category by the Brazilian Innovation Agency (FINEP) for the “Sabesp – Tehcnological Innovations for the Sewage Sector” project, which includes the reused water production system, vacuum sewage collection system, bio filtration of the gas generated in the sewage treatment to control smells and sewage sludge drying by irradiation. In early 2014, another proposal was included in the project: the gasification system through solid waste plasma from sewage treatment stations. The project requests the financing of approximately R$90 million.

The use of the gas generated from the sewage treatment is another action to reduce the greenhouse emissions and waste volume disposed in the landfills. In this regard, the Company continues with the biogas production project resulting from the sewage treatment in the ETE in Franca for supply of 49 cars. The project, in partnership with Fraunhofer Institute (Germany), was expected to begin its activities in the second six-month period of 2012. However, the negotiations between the Brazilian Government and German Government for provision of equipment delayed the project. Anyway, the Company established the new goal to start the production in 2014.

Also in 2013, Sabesp performed technological prospect studies in terms of relevance for research and development. As an innovation in the sewage sector in South America, such research allows the identification of promising technologies, as well as indicates new businesses and partnerships. Some of the matters discussed included the removal of specific algae that changes the water taste and smell, desalination, new technologies for reduction of sludge volume, removal of nutrients from sewage system and technologies for environmental adjustment of effluents of stabilization lagoons.

In the intellectual property right protection area, the Company is a party to six patenting claims, one letter of patent issued and 14 software registered with the Brazilian Institute of Industrial Property (INPI). One of the patents addresses the development of the washing device for water reservoirs, which will reduce by up to 90% the water volume used in these operations, in addition to significantly decrease the time. Sabesp also operates actively in the ABNT’s study commissions for preparation of Technical Standards.

2013 Management Report

New businesses and environmental solutions

In the search for solutions that optimize its production processes and collaborate with the preservation of natural resources, in addition to the research and innovation lines, Sabesp seeks to continuously develop other markets and services not related specifically to water supply and sewage treatment.

In this regard, in 2013, the Board of Directors approved the creation of a special purpose entity, whereby Sabesp, in partnership with Servtec and Tecniplan, will produce power as from the Cantareira System hydroelectric potential. The project estimates the production of 7 MW of power, which will be available in the concessionaire’s grid, contributing with the clean power matrix in Brazil. The Company estimates that the construction of the first two plants, with capacity of 4.2 and 2.8 MW, will begin in the second six-month period of 2014. With such power generation, the Company will be able to supply a municipality with 50,000 inhabitants, contributing with the clean and renewable power matrix in Brazil.

Also in this sector, the project for implementation of the solid waste treatment unit developed by the Company with the municipalities of Alto Tietê was assumed by the Secretariat of Energy.

In the non-household effluent segment, Attend Ambiental, a company established in partnership with Estre Ambiental, for implementation and operation of sludge pre-treatment and disposal station in Barueri, in the São Paulo Metropolitan Region, should start operations in 2014.

In relation to the use of gas generated in the sewage treatment processes, the studies for identification of the best alternative are in progress: sludge drying, power generation, transformation in natural gas. The conclusion of these studies is estimated by the end of 2014.

Further information on the Company’s environmental solution projects are available at www.sabesp.com.br, item Products of main menu.

Risk Management

Sabesp’s risk management activities are carried out in accordance with international standards and Brazilian technical standard, specifically COSO – The Committee of Sponsoring Organizations of the Treadway Commission and ABN NBR ISO 31.000 – Risk Management – Principles and Guidelines. All the work is also aligned with the Best Corporate Governance Practice Code, of the Brazilian Institute of Corporate Governance (IBGC), the Company’s strategic planning, its processes and the organizational culture.

The Company is subject to certain risk factors, described in item 4.1 of the Reference Form2, and the mitigating actions are established in the action plans and are monitored on a continuous basis.

2 The Reference Form is available at the Company’s website at www.sabesp.com.br/investidores, under section “Financial and Operating Information – Reference Form and IAN”

2013 Management Report

Despite the efforts undertaken, in 2013 and beginning of 2014, the Company was not able to avoid the exposure of its operations to the effects from the severe shortage of water in our area of operation. From time to time, the Company faces dry seasons and, in 2012, part of the Southeast region in Brazil, mainly the South region of the State of Minas Gerais, Piracicaba river basin region (which supplies the water used in the Cantareira System) and North region of the São Paulo Metropolitan Region, had low average of rainfall. The dry period was aggravated at the end of 2013 and beginning of 2014, due to rainfalls significantly below historical average, which reduced the reservoir level of Cantareira System, the largest system in the São Paulo Metropolitan Region, during the rainy seasons, between October and March.

In order to minimize the effects from the drought period, in February 2014, Sabesp implemented the incentive program for water consumption reduction directed to those consumers supplied by the Cantareira System.  Based on the bonus system, the consumers that reduce the water consumption by 20% compared to the monthly average consumption in the last 12 months will receive 30% discount on the water and sewage bill. The program, approved by ARSESP, is scheduled to last through the end of 2014, or until the Cantareira System’s reservoir level is recovered.

Due to the drought period and low water volume in the Cantareira System, the Department of Water and Electric Power (DAEE) of the State of São Paulo and the Brazilian Water Agency (ANA) determined that, beginning March 10, 2014, we temporarily must restrict the output of water intake in the Cantareira System from 33 m³/s to 27.9 m³/s. In order to compensate for this water reduction and still supply the population, the Company is increasing the use of water from other springs in the metropolitan region of São Paulo. If rain does not return to adequate levels, and accordingly, the reservoir levels cannot be re-established, the Company may be obligated to adopt more severe measures, such as water rotation. As a result, the water volume billed may decrease in 2014 and the Company’s costs may increase by virtue of additional investments deemed necessary to mitigate the effects from the dry season in the water production systems.

Despite of this expected revenues reduction, the Company is not able to determine accurately the impact of the program in its revenues, as well as cannot ensure that any eventual continuous dry season in the future will not significantly and materially impact the Company’s water supply system and, therefore, its businesses and results.

The continuous improvement and disclosure of the risk management process are still a priority to Sabesp, which continuously seeks for risk prevention and reduction by identifying and addressing those events that could hamper the achievement of its strategic goals and also impact its results, capital, liquidity and reputation.

Internal controls

The internal controls are evaluated on a structured and systematic basis since 2005, based on the parameters established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the Control Objectives for Information and Related Technology (COBIT).

2013 Management Report

Annually, the evaluation of internal controls is revaluated considering both eventual new risks associated to the preparation and disclosure of the financial statements and possible significant changes in computer processes and systems.

The controls, which are tested by the Company’s independent unit, cover the procedures that ensure the accuracy of accounting records; the preparation of the financial statements in accordance with effective standards; and the proper authorization of the transactions related to acquisitions, use and disposal of the Company’s assets.

The review on the effectiveness of internal control environment in 2012, as prescribed by Section 404 of Sarbanes-Oxley Law, was concluded in April 2013 and no material deficiency was identified, similarly to previous years. The 2013 tests will be concluded in April 2014.

Lawsuits

In the normal course of its activities, Sabesp is party to some civil, environmental, labor and tax lawsuits. Several individual lawsuits, in the aggregate, account for a significant portion of the total value of these lawsuits. The Company’s financial statements include lawsuits classified as possible and probable losses, and only those with probable losses were accrued. The relevant lawsuits are described in Note 17 to the Company’s financial statements attached hereto.

EXPANSION OF WATER INFRASTRUCTURE IN AN ENVIRONMENT OF CLIMATE ADVERSITIES

These four decades of Sabesp’s operations in the most populous State in Brazil were characterized by significant challenges, including the monitoring of the growing demand for water in a region of permanent population growth, water shortage and inefficient urban planning, subject to strong climate impacts, such as the dry season in the 2013/2014 summer.

In this scenario, the São Paulo Metropolitan Region is a separate chapter. This region concentrates approximately 72% of the Company’s customers and is one of the regions with less water resources in Brazil, whose condition is compared to desert areas.

Due to the shortfall of rain and historical temperature peaks, 2013 was considered one of the ten hottest years of the history, based on the modern records beginning 1850, according to the World Meteorological Organization (OMM) and, therefore, January 2014 also recorded high temperatures, an average of 31.9oC in the City of São Paulo. It was the highest average over 71 years, since 1943, when the Brazilian Meteorological Institute (Inmet) began the measurements. Similar situation was also observed in the remaining cities of the State of São Paulo.

As a result, the Cantareira System, the largest and main reservoir to supply the city of São Paulo recorded, by the end of March 2014, storage volume of 14% only, the lowest level of the history.

2013 Management Report

In order to minimize the effects from this severe dry season, the Company put into practice operating actions referring to the water intake of other systems to supply the region served by Cantareira System, reinforced the campaigns for rational use of water and offered a 30% discount in water and sewage bill to the customers supplied by the Cantareira System that decreased by 20% the consumption level (based on the average of the previous 12 months). This discount is effective through the end of 2014.

As continuous measure, in order to operate in an increasing challenging environment, the Company has sought for a more agile, efficient and modern management, technological resources and state-of-the-art engineering to implement daring and grand initiatives that reflect the Company’s pioneer position, social and environment concern and long-term strategic view.

An example of these efforts is São Lourenço Production System (SPSL), a large and complex project to capture water at 83 km away, between Cachoeira do França dam, in Ibiúna, in the countryside, and the water treatment, reserve and distribution points, in São Paulo Metropolitan Region. As a result, the treated water production in the São Paulo Metropolitan Region will be increased by 4.7 m3/s, from 73 to 77.7 cubic meters of water per second.

In August 2013, the Company entered into the Public and Private Partnership (PPP) to have the work performed by São Lourenço S.A. Production System. This is a Special Purpose Entity (SPE) comprised of construction companies Camargo Correa and Andrade Gutierrez.

The agreement, in the total amount of R$6 billion, includes the work, whose total investment, fully assumed by the SPE, amounts to R$2.2 billion. After start-up of operations only, Sabesp will pay a monthly installment for system operation and maintenance, for approximately 21 years, totaling 25-year concession period, when added to the four years estimated for the works.

The work will begin in the first six-month period of 2014 and the system delivery is scheduled for mid-2018. Approximately 1.5 million consumers in the West and Southwest regions of the Greater São Paulo will be benefited directly. The initiative, therefore, will indirectly benefit the São Paulo Metropolitan Region as a whole, as the new system will be integrated with the existing system, increasing the water supply. The initiative is added to other Sabesp’s actions to ensure the regular water supply in the region under the Metropolitan Water Program (PMA). Implemented in mid-90s, the Program has already recorded R$1.6 billion in investments from 2006 to the end of 2013, including the PPP Alto Tietê. By 2018, expected investments amount to approximately R$4.4 billion, including own resources and financing with Caixa Economica Federal, Banco Nacional de Desenvolvimento Economico e Social (BNDES) and by means of PPP São Lourenço.

The PMA’s goal is to improve the system reliability and flexibility by increasing the water production capacity in São Paulo Metropolitan Region. Out of the increase of 13.2 m³/s estimated for 2014, the Company concluded 5.5 m³/s by 2013, of which 5m³/s through PPP Alto Tietê, concluded in 2011, and estimates to conclude additional 1m³/s this year. In 2013, the program’s goals were reviewed to increase through 2018 the production capacity in São Paulo Metropolitan Region by 9.5m³/s, including the São Lourenço System, which will be responsible for the increase of 5m³/s.

In 2013, the investments totaled R$128 million in work performed in the municipalities of São Paulo, Embu-Guaçu, Carapicuíba and Arujá for increase of reservoirs, new feeders and lifting stations. This investment also included the Grajaú – Parelheiros feeder, in the amount of R$44.9 million, which benefited approximately 250,000 inhabitants in the South region of the City of São Paulo.

2013 Management Report

Also in the City of São Paulo, the Company intends to expand the operating production capacity of ETA Alto da Boa Vista (RJCS) and adjust ETA Guaraú in order to meet the demand in consumption peaks. ETA ABV (RJCS) will be completed in 2014 and Guaraú will be adjusted in 2016. Accordingly, São Paulo Metropolitan Region will have a production capacity over 3.5 thousand liters per second.

Santos coast region (“Baixada Santista”) is another complex region in terms of water supply, mainly during the high season, with temperature peaks and high number of tourists. At the end of 2013, the cities of Santos coast region received over 3.6 million visitors and, between beginning of January and mid-March 2013, the City of Guarujá, reached 27 times the highest temperature in Brazil, according to the Brazilian Meteorological Institute (Inmet).

The Santos coast region’s integrated system was reinforced by two new potable water production systems, namely, Mambu/Branco, in the City of Itanhaém, and Jurubatuba, in the City of Guarujá. Both systems have been operated, at testing stage, since the end of 2012 and were officially launched in December 2013. Together, these systems treat 3.6 thousand liters per second, increasing the supply of good water to residents and tourists in the cities of Guarujá, Itanhaém, Mongaguá, Peruíbe, Praia Grande, continental area of São Vicente, Santos and Cubatão.

These actions comprise the “Água no Litoral” Program (Water on the Coast Program) that estimates total investments in the amount of R$1.1 billion through the end of this decade, including own resources and financing with Brazilian Federal Savings Bank. Out of this amount, R$858 million has already been disbursed (R$100 million in 2013 only), including investments for increase of reserves and improvements in the treatment and distribution system in the northern coast.

In the countryside, the Company delivered five water treatment stations (ETAs) and began, in April 2013, the construction of the new water source system in Sapucaí-Mirim river, in the city of Franca, totaling investments of R$162.4 million. Upon completion, in 2015, the system will increase the supply by 800 liters per second, ensuring the water supply in this city and region for additional two decades, at least.

Another action in the countryside is the provision of water and sanitary sewage to low-income households far from urban centers. In this regard, at the end of 2011, the “Água é Vida” Program (Water is Life Program) was launched to benefit approximately 15,000 people in 81 communities of 30 municipalities in Alto Paranapanema and Vale do Ribeira.

In this project, Sabesp is responsible for water supply, and the municipalities, funded by São Paulo State Government, are responsible for the implementation of Individual Sanitary Units (USIs), comprised of septic tanks, fat boxes and anaerobic filter or sink. This is a more simplified system, it is able to meet all necessary sanitary conditions with lower investments compared to the collection systems, which are economically unfeasible in isolated communities.

In relation to water supply, investments in drilling of wells and project infrastructure (reservoirs, equipment, grids and ducts) totaled approximately R$6.5 million. The goal is to invest approximately R$15 million by 2015.

2013 Management Report

Until 2013, the Company built approximately 64 kilometers of grids and ducts to meet the program and placed into operation 20 wells. Through the end of the program, the goal is to reach 220 kilometers of grids and ducts, and 45 drilled wells in operation.

The Company estimated approximately R$6 million for construction of the sewage infrastructure to be financed by São Paulo State Government. This amount is negotiated between the municipalities and São Paulo State Government, and Sabesp is responsible for indicating the most adequate technical solution for each region.

These efforts to reduce the water consumption are supplemented by the reduction of water leakage and deviations. Due to the Corporate Program to Reduce Losses, implemented in the beginning of 2009, the Company was able to reduce, over five years, the water billing losses, from 27.6% to 24.4% and physical losses from 22.2% to 20.3% . In terms of liters per connection/day, the decrease was from 436 to 372. Total physical volume saved in this period was 29.4 million cubic meters. The volume saved is sufficient to permanently serve the population of municipalities with the size of Santos. Until the end of the decade, total investments in this program should reach R$5.9 billion.

The main actions against losses include replacement of networks, branches and water meters, fight against irregular connections (frauds) and elimination of hidden leakage. From the beginning of the program to the end of 2013, the Company invested R$1.5 billion, of which R$424 million in 2013, with resources provided by the Japan International Cooperation Agency (JICA), Brazilian Federal Savings Bank and BNDES, in addition to own resources.

In order to ensure available potable water to the population, the actions to increase the water supply and reduce the water losses are supplemented by initiatives that seek for the efficient water use and preservation of its sources.

In this regard, the Rational Water Use Program (PURA), in partnership with public, state and municipal entities, which supplies approximately 7,900 properties, aims at stimulating the responsible use of water. By adhering to the PURA, the entities may pay a tariff of approximately 25% below the tariff applicable to public entities that have not adhered to the program, if the water consumption is reduced by at least 10%.

The implementation of the PURA, which in 2013 was extended to additional 160 buildings currently ensures monthly savings of treated water that are sufficient to continuously supply approximately 36 thousand inhabitants.

Another initiative to preserve potable water for human consumption is the reuse water. Located in the Sewage Treatment Station (ETE) ABC, between the municipalities of São Paulo and São Caetano do Sul, the Aquapolo Ambiental, implemented at the end of 2012 in partnership with Odebrecht Ambiental, supplies the Capuava Petrochemical Complex, in the City of Mauá, with reused water from the treatment of the effluent generated in ETE ABC.

Currently, the plant produces 450 liters per second of reused water directed to the industrial activity. Aquapolo is expected to reach its production peak (1,000 liters per second) in 2020, when the potable water savings generated by the project will be equivalent to a city of up to 500 thousand inhabitants. In addition, in 2013, the ETEs in São Paulo Metropolitan Region supplied over 400,000 m³ of reused water. Sabesp’s reused water production process is guaranteed by ISO 9001:2000 management system, according to strict quality parameters.

2013 Management Report

The protection of springs is another challenge and needs the partnership of municipal government, mainly in terms of strong oversight relating to irregular occupation in the surroundings of the dams that supply big cities, such as São Paulo.  In this case, the Company’s actions are also applicable to the southernmost region of the City of São Paulo, where some of the main reservoirs are located, the Billings and Guarapiranga dams. This refers to the “Mananciais/Vida Nova” Program (Springs/New Life Program) implemented in 2008.

Although the City of São Paulo is responsible for the intervention in 43 slums and irregular land division of the areas next to the dams, Sabesp expands  sewers, mainly in the springs of these dams.

Out of R$355 million in Company’s consideration to be invested in this project, R$117 million was performed up to date, of which R$48.4 million in 2013. The total costs, to be performed through the end of 2015, amount to approximately R$1.6 billion, with resources from the Federal Government, State Government, municipalities and World Bank.

Also in connection with the initiatives for recovery of dams, in December 2011, the Company began the Nossa Guarapiranga’s actions, at the dam that supplies an average of three million people in the South region of the City of São Paulo.  The Program is supported by ten collection barges and 11 ecobarriers.

In this first period of operation of services, 250 cubic meters of waste were collected monthly, on average, and transferred to the landfill. Solely in 2013, 2.5 thousand cubic meters of waste were removed. In addition, since July 2012, the Company has analyzed, controlled and removed water plants, i.e., the macrophytes, which hamper the obtaining of water from the dam. This service is supported by two vessels specifically equipped.

Over the 18-month period, the total of 11.3 m³ of macrophytes was removed from the dam, which is equivalent to approximately 600 trucks. The material collected was subsequently disposed for drying and dehydration; the residual volume was transferred to the landfill. The amount of R$12.2 million was invested in these actions and additional investments of R$4.3 million are estimated through 2015.

Quality Control

Sabesp is internationally recognized for its high water quality. Accordingly, the Company’s monitoring structure oversights from the production to the distribution of water. The Company is supported by 15 regional laboratories distributed strategically in the State of São Paulo, which perform over 760 thousand analyses each year. The findings are monthly disclosed in the customers’ bills.

Sabesp is also supported by a laboratory that centralizes the mostly technical complex analyses and that receives samples of untreated and treated water distributed to all regions under its operation. Approximately 300 thousand analyses are carried out each year, including the tasting by technicians of water samplers to identify substances that change the taste or smell. Sabesp is the only company in Brazil that performs this analysis. The Inmetro certification for such analyses is the goal of all laboratories. Currently, 12 units already have some certification and 240 methods are certified.

2013 Management Report

SEWAGE TREATMENT: HEALTH, ENVIRONMENTAL PRESERVATION AND DEVELOPMENT

Similarly to the water services, one of the Company’s main challenges is the sewage treatment in São Paulo Metropolitan Region. In addition to concentrate almost half of total population of the State of São Paulo, the historical disorganized land occupation in the City of São Paulo, which increased over the last 40 years due to the constructions next to the rivers and flood forests, aggravated the environmental damages.

This scenario worsens the problem in the urban region of the City of São Paulo, especially because of the main river in the State, which has its spring at 100 kilometers far from the City of São Paulo; therefore, the river is significant polluted in its initial stretch, where it presents a very low annual average flow.

In its 22nd year, the Tietê Project, which is considered the most important sewage program in Brazil, continues with the construction and expansion of the Sewage Treatment Stations (ETEs), installation of new large-sized pipes (interceptors and trunk collectors), increase of sewers in districts and new household connections.

Currently, the Project is in third stage, which began in 2010 and was supported by Sabesp’s investments in the amount of R$1.1 billion, of which R$358 million was invested in 2013, representing 83% of work in progress or under procurement stage in 27 municipalities of São Paulo Metropolitan Region.

Also in the third stage, investments are estimated to reach US$2 billion and are supported by the financing entered into with Inter-American Development Bank (IDB), the Brazilian Development Bank (BNDES) and Brazilian Federal Savings Bank.  Until 2016, when current stage will be concluded, over 1.5 million people will be provided with collection services and three million new inhabitants will be benefited by sewage treatment services.

In 2013, amongst the actions in the third stage, the point that deserves attention is the initial expansion of the Sewage Treatment Station in the City of Barueri, which is the largest effluent treatment unit in Latin America. This project will increase the treatment capacity from 9.5 thousand liters per second to 16 thousand liters per second, from 4.5 million to 7.5 million people served.

In current stage, the Company intends to expand in São Paulo Metropolitan Region the collection coverage index from 84% to 87%, and from 70% to 84% in relation to the treatment of collected volume. The positive impact of this construction package will also reduce the river odor in the urban stretch of the City of São Paulo. The pollution spot in Tietê river, which has already been reduced by approximately 160 kilometers in the direction towards the City of São Paulo, will be further reduced.

2013 Management Report

Also in 2013, the Company advanced in the planning of the fourth stage, which has an estimated investment of US$4 billion. The start of works at this stage, initially estimated for 2016, will be anticipated for 2014.  In this last stage, in addition to highly complex works in the central region of the City of São Paulo, which will allow the adjustment and expansion of the existing sewage collection and transportation system, the Company will also implement the grids in the remote, low-income peripheral areas in São Paulo Metropolitan Region.

Since its implementation, in 1992, 3.6 thousand kilometers of ducts have been installed, including collection grids, trunk collectors and interceptors and new ETEs were implemented and others were expanded.

The “Córrego Limpo” Program is another Sabesp’s initiative that has contributed to reduce the water pollution in the City of São Paulo. The project, in partnership with the executive power, from 2007 to the end of 2013, cleared 146 streams, at the cost of R$730.3 million, of which R$130 million was provided by Sabesp.

The fourth stage began in 2013, 30 streams were cleared in the City of São Paulo, whose investments amounted to approximately R$20 million. In this stage, to be concluded through December 2014, additional 20 larger streams are expected to be cleared, with Sabesp’s investments in the amount of R$100 million.

In the municipalities covered by Santos coast region and São Paulo State’s Northern Coastline, through Onda Limpa Program, which is the most important sewage project in the Brazilian coast, the Company intends to expand the sewage treatment and improve the quality of beach water.

In Santos coast region, Onda Limpa Program, launched in 2007, received through the end of 2013 the amount of R$1.9 billion in investments, of which R$75.5 million was invested in 2013. In November 2013, the Company began the supplementary program stage, scheduled to be completed in 2017. In this stage, investments amount to approximately R$700 million, including the submarine pipeline in Praia Grande, which accounts for approximately R$300 million of this amount and 33,000 new sewage household connections. Upon completion of this stage, the Company expects the service index will increase from 73% to 88%.

The executive projects of the second stage of Onda Limpa Program, scheduled to begin in 2015, are already been prepared. The works will expand the sewage services in Santos coast region through the end of this decade.

In northern coast, the program has already made capital contributions of R$144 million, and more than R$18 million of this amount were invested in 2013 in expansion works of collection grids, new pumping stations and ETEs. Until 2016, investments exceeding R$510 million are estimated in the region, with own funds and financing with BNDES and Brazilian Federal Savings Banks, when the coverage index must reach 85%.

Six years after the services in Brazilian coast, the positive results from collection expansion and sewage treatment can be verified, for example, in the Guaiúba beach, in Guarujá, which is about to receive the 2nd Blue Flag Seal, one of the most respectful awards of environmental beach quality in the world.

2013 Management Report

Currently, about 21.5 million inhabitants in the State of São Paulo have sewage collected through approximately 46.7 thousand kilometers of collection grids, sewage pipelines and sewage interceptors. By the end of 2013, the Company had 509 stations operating in the State of São Paulo. The Company expects to deliver other 28 units in 2014.

Despite of the efforts and investments for expansion of the collection grids, because of the poor economic conditions of a portion of the Company’s customers to adjust their sanitary facilities to these pipes, the sewage continues to be disposed improperly. For these cases, Sabesp and São Paulo State Government launched, at the end of 2011, the “Pró-Conexão” Program (Pro-Connection Program) whose commercial name adopted by the Company is “Se Liga na Rede” (Connect to the Network). Within eight years, the Company expects to adjust such household facilities and connect 192 thousand families earning up to three minimum wages to the sewage collection grid.

Under the program, the connection installation costs are fully paid by the State Government (80%) and Sabesp (20%), totaling R$349.5 million investments. In 2013, the program expanded, and 15.2 thousand connections were performed, in the total cost of R$33.2 million, which is equivalent to services provided to approximately 50 thousand persons.

Waste disposal

The solid waste management deriving from the rendering of sanitation services composes a complex equation, composed of several legal, environmental and operational variables. Taking as example the production and final disposal of sludge at ETAs and ETEs, we can see that the prevailing laws, as well as society, requires advances in the search of technological alternatives which consider the reduction of generation and the beneficial use of such waste. In view of these issues, Sabesp has been working in several fronts, seeking innovation towards destination and final disposal of such waste.

Part of the R$6.4 million invested in the research development in 2013 was destined to sludge disposal and beneficial use. The partnerships with the Brazilian Innovation Agency (FINEP) and São Paulo State Research Support Foundation (Fapesp) address projects about the use of sludge to recover damaged areas, its application to cover landfills and extraction of sand for civil construction.

In addition, in the first six-month period, the Company entered into an agreement to transform approximately 70 daily tons of sludge produced in the ETE in Lavapés, São José dos Campos, in organic compound. Experimental volume has already been produced. However, the provision to the agricultural producers is subject to the approval of the authorization registry by the Ministry of Agriculture, whose documentation was filed at the beginning of 2014. The authorization is expected to be obtained between the end of 2014 and beginning of 2015.

In ETE Barueri, Latin America’s largest sewage treatment station, planning is directed to the installation of sludge drying units.  There are studies to use the surplus biogas generated in the sludge absorption.

In relation to the water treatment, the sludge volume generated in the ETAs, which comprise eight integrated supply systems in the metropolitan regions, was decreased by 22% over the last five years. It resulted from the optimization of the treatment process and application of new technologies. Concurrently, over the last ten years, the Company reduced by 19% the use of chemical products used in the water treatment in the City of São Paulo, with favorable effects on the generation of effluents and sludge.

2013 Management Report

Financial Management

In order to achieve our top goal, which is provide universal sanitation services by the end of this decade, we are engaged in keeping efficient management of our financial resources, which supports our investment plan, corresponding to approximately 30% of all the total amount invested in sanitation in Brazil.

In addition to routine actions to cut costs, increase efficiency, and negotiate better contract terms, in 2013 we have been actively involved in the tariff revision process with the ARSESP (the São Paulo State Sanitation and Power Regulatory Agency) to set tariffs that ensure adequate compensation for our services.

Our Capex plan aims at expanding our water and sewage systems, increase and protect our water sources to meet the growing demand for water supply and sewage collection services in the municipalities where we operate. We estimate investing approximately R$12.8 billion in 2014-2018, as follow3:

Capex plan

3For further details on our investment projects, see the chapter “Water Infrastructure Expansion in an Adverse Climate Environment” and “Sewage: Health, Environmental Preservation and Development”

2013 Management Report

In 2013 we invested R$2.7 billion, which is within recent years’ investment levels.

2013 Management Report

Capex evolution (1)

2013 Management Report

The table below shows the investments made in 2013, broken down by segment and region:

		(current R$ million)
	Water	Sewage	Total
São Paulo Metropolitan Region	652.4	977.3	1,629.7
Regional Systems (inland and coast)	451.3	635.0	1,086.3
Total	1,103.7	1,612.3	2,716.0

Note: Does not include commitments assumed with program contracts (R$65 million)

Sabesp uses own funds and debt to finance its investment plan, and most of our debt (60.2%) was raised with official agencies of local and foreign government, and multilateral organizations, at low costs and for long terms. In addition, we resort to raising funds in the local and international markets basically for debt management purposes.

At the end of 2013, our total debt was approximately R$9.5 billion, of which 39.1% was denominated in foreign currency. Most of the foreign-currency denominated debt was raised with international financing organizations, with long-term maturities, an amortization flow diluted over a long period of time, and bearing low interest rates.

In 2013, the total adjusted debt-to-adjusted EBITDA ratio is 2.32 times, i.e., it complies with the covenants contained in certain debt agreements, which impose a ceiling of 3.65 for this ratio.  In 2013 we repaid R$1.8 billion of our debt.

2013 Management Report

The effectiveness of Sabesp’s strategy in recent years is acknowledged by the financial market, which is reflected in the ratings awarded by risk rating agencies throughout the period:

a)      On May 24, 2013, Fitch Ratings upgraded Sabesp’s national rating to “AA(bra)” from “AA-(bra)” and confirmed our global rating at “BB+”, both with a stable outlook;

b)      On July 15, 2013, Moody’s started to monitor Sabesp and awarded a AA1.br rating in the national scale and a “Baa3” rating in the global scale (equivalent to the “BBB-“ rating of the other risk rating agencies—first investment grade level), with a stable outlook in both ratings;

c)       On November 12, 2013, Standard & Poor’s confirmed the corporate credit risk ratings “brAA+” in the national scale and “BB+” in the global scale. Note the outlook for both ratings is “positive” since December 21,2012.

Loans and borrowings

In 2013 we raised an amount equivalent to R$3 billion, mainly with the Caixa Econômica Federal and BNDES, which added to the previous hires  ensure 78.4% of the third-party funds required for the investments foreseen for 2014-2018 period.

CAIXA ECONÔMICA FEDERAL

In December 2013 we entered into agreements that totaled approximately R$1.2 billion. These agreements are also part of the Ministry of Cities 2012-2013 selection and the funds raised will be issued in the Tietê Project and the Metropolitan Water Program.  The loan is repayable in up to 24 years, with a four-year grace period, subject to interest indexed to the TR plus 6% p.a., plus management fee of 1.4% p.a. and a risk rate of 0.3% p.a..

Banco Nacional de Desenvolvimento Econômico e Social - BNDES (Brazilian Development Bank)

In February we signed a loan agreement of approximately R$1.35 billion to make up Sabesp’s counterpart to implement the Stage III of the Tietê River Decontamination Program, financed by the Inter-American Development Bank (IDB). The loan agreement’s purpose is funding the construction of collectors, interceptors, collection systems and household sewage connections, and the expansion of sewage treatment capacity in the São Paulo Metropolitan Region. The loan is repayable in up to 180 months, with a 36-month grace period, and financial charges of equivalent to TJLP (official benchmark long-term interest rate) + 1.66% p.a..

2013 Management Report

As part of the Ministry of Cities 2012-2013 selection, also in December, we entered into an loan agreement amounting to R$415 million to fund the expansion of the Guaraú Water Treatment Station’s intake and operating capacity and to build the R3 Tunnel Reservoir of the same Water Treatment Station, both part of the Metropolitan Water Program. The loan is repayable in up to 144 months, with a 36-month grace period, and financial charges of equivalent to TJLP + 1.66% p.a..

In addition, together with BNDES, due to the subscription commitment agreement signed in 2009, in October we conducted the 18th Debenture issue, totaling approximately R$275.4 million, by issuing 100 nonconvertible, secured debentures, divided into three series, as follows:

a)      1st Series: 28 debentures exclusively placed with Banco Nacional de Desenvolvimento Social – BNDES, totaling R$77.1 million;

b)   2nd Series: 30 debentures exclusively placed with BNDES Participações S.A. – BNDESPAR, totaling R$82.6 million; and

c)    3rd Series: 42 debentures exclusively placed with the BNDES, totaling R$115.6 million.

In December 2013 the BNDES and BNDESPAR subscribed and paid in 58 debentures, of which 28 from the 1st Series and 30 from the 2nd Series, totaling R$159.7 million.

In addition to the financing agreements in 2013, Sabesp also entered into a Public-Private Partnership agreement under an administrative concession, for the provision of the São Lourenço Production System project’s operating and maintenance services. The agreement is in the amount of approximately R$6.0 billion and is effective for a total of 25 years, of which 4.5 years will be dedicated construction and 20.5 years to service delivery.

In addition, we filed with the National Water Agency (ANA) our application to the financial incentive granted under the Programa Despoluição de Bacias Hidrográficas (Drainage Basin Decontamination Program) -PRODES, in the form of payment for the sewage treated in the Pararangaba Sewage Treatment Plant (STP) of São José dos Campos municipality, by achieving with the treated sewage volume and pollution load reduction targets set forth by the PRODES agreements. The total funds received, derived from Orçamento Geral da União (General Federal Budget), amounts to approximately R$8.0 million. These funds were deposited in Sabesp’s restricted account and disbursement based on treated sewage will be made in twelve quarterly, successive installments, which we will be able to withdraw when the STP is fully operational and certified, on a quarterly basis, provide that all contractual obligations are met.

It is also worth mentioning that this year, we signed the 1st amendment to the loan agreement with Japan International Cooperation Agency (JICA) for the second stage of the Corporate Program to Reduce Losses, which enabled the initial disbursement, in the amount of ¥6.0 billion, corresponding to approximately R$120 million, as well as we financially settled the Financing Agreement no. 01.2.619.3.1, in the amount of R$60 million and the Onlending Agreement no. 10/669.748-6, in the amount of R$180 million, signed in 2002 with BNDES and onlending banks (Banco Alfa and Banco Itaú BBA) to finance the Depollution Project of Tietê River – Stage II.

2013 Management Report

Further information about loans and borrowings is available at the Company’s Reference Form, available at www.sabesp.com.br/investidores, Financial and Operating Information/Reference Form and IAN menu.

Capital Markets

In January 2013, we conducted our 17th issue of debentures totaling R$1.0 billion, divided into three series, the first amounting to R$424.7 million, maturing in January 2018, and paying interest equivalent to the interbank deposit rate (CDI) and spread of 0.75% per year, the second, amounting to R$395.2 million, paying the Broad Consumer Price Index (IPCA) and annual interest of 4.5%, maturing in January 2020, and the third issue amounting to R$180.1 million, maturing in January 2023, adjusted by the IPCA and bearing interest of 4.75% per year. We should emphasize that during the bookbuilding of these debentures, the demand for the securities exceeded R$4.7 billion, which allowed us to allocate the proceeds amount the series as efficiently as possible, to minimize the final transaction cost.

The proceeds of the 17th issue were used to pay financial commitments that matured in 2013, and the early redemption of the 11th issue of Debentures. Accordingly, in March we settled the 11th Issue of the Debentures, issued in April 2010, by repaying one third of the 1st series (R$270 million) and the remaining 50% of the 2nd series (R$202.5 million), and through the early settlement of the remaining balance of the 1st series, which was scheduled to mature in March 2015.

The proceeds of the 16th Issue, completed in December 2012, and the 17th Issue, which totaled R$1.5 billion, allowed us to restructure the maturities of our debt, decreasing our financing requirements until 2015. During 2013, this strategy proved to be quite appropriate, allowing the Company to escape the market turmoil in mid-year (May to August), when the capital markets, both locally and abroad, tightened available funding due to expected changes in the United States monetary policy, with the possible end of the Federal Reserve’s bond-buyback policy.

Further information about debts with the capital markets is available at the Company’s Reference Form, available at www.sabesp.com.br/investidores, Financial and Operating Information/Reference Form and IAN menu.

2013 Management Report

Stock Market4

2013 was a very intense year for SABESP securities. On January 10th we changed the ratio of ADRs to shares traded in Brazil: previously one ADR was equivalent to two shares; after the transaction one ADR started to represent one share.

In April, with shares trading at around R$90.00 in Brazil, we conducted a 3-for-1 stock split, i.e., each shareholder holder of one share or one ADR received 3 shares or 3 ADRs.

During the first six-month period, while investors waited for the completion of the tariff revision process, our stock maintained its upward trend, reaching R$32.13 has the higher price on March 28, in other words, a 10.97% hike against the stock closing price in 2012. The ADRs followed this trend, reaching a period high of US$16.21 on March 8 (up 16.38 % against the closing price in 2012).

ARSESP’s postponement in April and June of the tariff revision process completion, among other factors, caused a drop in the stock and ADR prices, closing at R$26.46 and US$11.34, or a 8.62 % and 18.58 % depreciation, respectively, compared to the closing price in 2012.   During the same period, the Ibovespa (São Paulo stock exchange index) dropped 15.5 % while the Dow Jones rose 28.12%. As a result, Sabesp’s market value dropped to R$18.1 billion in 2013 from R$19.8 billion in 2012.

Despite the stock depreciation this year, which did not return to the 2012 level, stock prices showed an upward trend in the second semester and the number of Sabesp shareholders in the BM&FBovespa increased 29.1%, proving that despite the regulatory uncertainties, the market still trusts our fundamentals.

Our stock was traded in all the BM&FBovespa trading sessions and totaled a financial volume of R$11 billion in 2013. In the US market, we closed the year with 165.3 million in outstanding ADRs. The financial volume traded on the NYSE in 2013 was US$5.7 billion, in other words, almost 5.9% below 2012.

In 2013 Sabesp continued to be monitored by the major market financial institutions.

4 For purposes of comparison, the stock and ADR quotations prior to the change in the share per ADR ratio and the stock split, referred to in this section, have been adjusted for the impacts of these transactions.

2013 Management Report

Our stock is traded on the BM&FBovespa under ticker symbol SBSP3 and on the New York Stock Exchange as American Depositary Receipts (ADRs), under ticker symbol SBS. We are still part of the main BM&FBovespa indices, including the Corporate Sustainability Index.

Dividends

Under our bylaws, common shares are entitled to mandatory minimum dividends corresponding to 25 % of profit for the year, obtained after the deductions required or permitted under the law, and can be paid as interest on own capital.

In 2013 we paid R$534.3 million in dividends as interest on own capital for FY 2012, corresponding to roughly R$2.345 per common share and a dividend yield of 2.7%.

In 2013, the Board of Directors approved the payment of interest on own capital totaling R$537.5 million, or R$0.78633094301 per common share and a dividend yield of 3.0 % to be paid within 60 days after the Annual Shareholders' Meeting where the 2013 accounts will be submitted for approval.

Debt of Municipalities Supplied in wholesale

Some municipalities supplied in wholesale have outstanding debts for unpaid water bills regarding which we are taking all the necessary actions to recover.

When the negotiation is not possible, we file a collection lawsuit, as is the case of debts of Guarulhos, Mauá, Santo André, and Diadema, whereas for the first two some court-ordered debts has already been issued and await payment. The decision on the collection lawsuit filed against the City of Santo André also tends to the issue of court-ordered debts.

2013 Management Report

As for the lawsuit filed against the City of Diadema, the studies to create a new water and sewage company with an equity interest of Sabesp were discontinued. On March 18, 2014, an agreement was signed for SABESP’s direct rendering of water supply and sewage services in the municipality of Diadema, and concurrently signing an agreement statement and legal covenants to solve the water supply debts and indemnities. The agreement also provided for SABESP’s future acquisition of SANED subsidiary, former services provider. SANED’s employees after the acquisition consolidation will compose SABESP’s staff due to succession.

In 2013, all Cities cited paid part of the monthly bulk supply bills issued. Note that the City of Mogi das Cruzes and the City of São Caetano paid their bills in full on the due dates.

In addition to the debts related to the water sales in wholesale, the City of Diadema and the City of Mauá have debts to SABESP arising from the consideration payable for operating assets handed over in advance to these municipalities.

In the case of the City of Diadema, this debt will be settled with the negotiations in progress.

As regards the municipality of Mauá, the courts sentenced the City and the SAMA (Saneamento Básico do Município de Mauá, municipal water and sewage company) to pay the outstanding debt.  This court decision was unappealable  and in October 2012 we started the execution, however, the municipality of Mauá filed a motion for new trial in an attempt to annul the decision favorable to Sabesp. Sabesp have been notified and will file defense arguments within the statutory deadline.

Economic and Financial Performance

In order to have the funds—capital and debt—necessary to reach universal services, it is essential that we maintain a good operating and financial performance. Our net income for 2013 was R$1.9 billion in 2013.

2013 Management Report

Profit evolution

In 2013, gross operating revenue from water supply and sewage collection services added to construction revenue increased by R$593.6 million or 5.2%, from R$11.4  billion in 2012 to R$12.0 billion in 2013. Construction revenue had a slight decrease of R$19.7 million or 0.8%, compared to the previous year.

2013 Management Report

2013 Management Report

The growth of billed volume and the average effect of tariff adjustments (5.6%) increase in 2013, in other words, the 5.15% adjustment applied in September 2012 and the tariff repositioning of 2.35% applied in April 2013 were determining factors to gross revenue increase. It is worth mentioning that the impact of 3.1% adjustment applied in December 2013 only occurs as of January 2014.

Billed water and sewage volume posted growth of 2.8% in the period as a result of the 2.7% increase in the number of water connections and 3.5% increase in the number of sewage connections. In addition, the high temperatures and the drought, especially in the last quarter of 2013, had a direct impact on the increase in water consumption and, consequently, in sewage billed.

This growth is in line with our forecasts, which were around 2.5% for water volume billed and 3% to 3.5% for sewage volume billed, the latter as a result of the large investments that we have been making in this segment.

The tables below show the water and sewage billed volumes, per type of user and per region, and we should highlight that the volume of effluents supplied to  Aquapolo Ambiental in the production of reuse water, which now is separately informed about the reuse water volume directly produced by Sabesp.

2013 Management Report

Water and sewage billed volume (1) per use category - million m3

	Water 2012	2013	%	Sewage 2012	2013	%	Water + Sewage		%
							2012	2013
Residential	1,530.00	1,565.60	2.3	1,262.60	1,299.10	2.9	2,792.60	2,864.70	2.6
Trade	172.8	175.4	1.5	160.5	163.4	1.8	333.3	338.8	1.7
Industry	38.3	39.4	2.9	41.6	44.4	6.7	79.9	83.8	4.9
Public	54.8	54.6	(0.4)	42.5	42.5	-	97.3	97.1	(0.2)
Total retail	1795.9	1,835.00	2.2	1,507.20	1,549.40	2.8	3,303.10	3,384.40	2.5
Wholesale	297.5	299	0.5	27.3	29.7	8.8	324.8	328.7	1.2
Reuse water	0.4	0.4	-	-	-	-	0.4	0.4	-
Effluents	-	-	-	-	14.7	-	-	14.7	-
Total	2,093.80	2,149.10	2.6	1,534.50	1,579.10	2.9	3,628.30	3,728.20	2.8
(1) Unaudited

Water and sewage billed volume (1) per region - million m3

	Water 2012	2013	%	Sewage 2012	2013	%	Water + Sewage		%
							2012	2013
Metropolitan region	1,181.90	1,206.90	2.1	1,005.70	1,029.20	2.3	2,187.60	2,236.10	2.2
Regional systems (2)	614	628.1	2.3	501.5	520.2	3.7	1,115.50	1,148.30	2.9
Total retail	1,795.90	1,835.00	2.2	1,507.20	1,549.40	2.8	3,303.10	3,384.40	2.5
Wholesale	297.5	299	0.5	27.3	29.7	8.8	324.8	328.7	1.2
Reuse water	0.4	0.4	-	-	-	-	0.4	0.4	-
Effluents	-	-	-	-	14.7	-	-	14.7	-
Total	2,093.80	2,149.10	2.6	1,534.50	1,579.10	2.9	3,628.30	3,728.20	2.8
(1) Unaudited
(2) Composed of coast and inland regions

In 2013, the net operating revenue, excluding the construction revenue and taxes levied on water and sewage services, totaled R$11.3 billion, a 5.4% increase compared to the previous year.

2013 Management Report

Net operating revenue evolution

In 2013 the costs of sales and services, administrative expenses, selling expenses, and construction costs increased by 4.0% (R$317.9 million). If we disregard the impacts of the construction costs, the increase was 6.2%. Costs and expenses represented 72.3 % of net revenue in 2013 from 73.2 % in 2012. For further details on the breakdown and the movements in costs and expenses, see our results Press Release, in our website, at www.sabesp.com.br/investidores, Operational and Financial Information item in the top menu.

Adjusted EBITDA increased 11.1 % to R$4.0 billion in 2013 from R$3.6 billion in 2012, and the adjusted EBITDA margin reached 35.4% from 33.6% in prior year. If we disregard the effects of construction revenue and cost, the adjusted EBITDA margin is 44.6% in 2013 (43.0% in 2012).

2013 Management Report

Adjusted EBITDA and Adjusted EBITDA Margin Evolution

2013 Management Report

Reconciliation of Adjusted EBITDA5 (Non-accounting measurements)

5Adjusted EBITDA (“Adjusted EBITDA”) corresponds to profit for the year before: (i) depreciation and amortization; (ii) income tax and social contribution (federal income taxes); (iii) finance income (costs); and (iv) other operating expenses, net. The Adjusted EBITDA is not a financial performance measurement in accordance with the accounting practices adopted in Brazil, the International Financial Reporting Standards (IFRSs) or the US GAAP (United States Generally Accepted Accounting Principles), nor should it be taken into consideration exclusively or as an alternative to profit for the year as a financial performance measurement, or an alternative to operating cash flows, or a liquidity measure. The Adjusted EBITDA does not provide any standardized significance and our definition of Adjusted EBITDA may not be comparable to definitions used by other entities. Our management believes that the Adjusted EBITDA provides a useful measurement of our performance that is widely used by investors and analysts to evaluate performance and compare companies. Other entities may use different approaches to calculate the Adjusted EBITDA. The Adjusted EBITDA is not part of our financial statements.

The purpose of the Adjusted EBITDA is to present an economic indicator of operating economic performance. Our Adjusted EBITDA corresponds to our profit for the year before net finance costs, income tax and social contribution (federal income taxes), depreciation and amortization; and other net operating expenses. The Adjusted EBITDA is not a financial performance indicator recognized by the Corporate Law Method and should not be taken into consideration exclusively or as an alternative to profit for the year as a financial performance indicator, or even as an alternative to operating cash flows or a liquidity indicator. Our Adjusted EBITDA is used as a general indicator of economic performance and is not affected by debt restructuring, interest rate fluctuations, changes in taxation, or depreciation and amortization levels. As a result, the Adjusted EBITDA is used as an appropriate instrument to regularly compare operating performance. In addition, there is another formula to calculate the Adjusted EBITDA that is adopted in covenants of specific financing agreements. The Adjusted EBITDA provides a better understanding not only of the operating performance but also of the ability to discharge our obligations and raise funds for capital investments and working capital. The Adjusted EBITDA, however, presents limitations that prevent it from being used as a profitability indicator since it does not take into account other costs arising on our activities or some other costs that might have a material impact our profits, such as finance costs, taxes, depreciation, capital expenditures, and other related charges.

6Other operating expenses, net refer mainly to the write-off of property, plant and equipment items, the allowance for impairment losses on intangible assets, losses on economically unfeasible projects, deducted from revenue from sale of property, plant and equipment items, bidding sales, indemnities and expense reimbursements, fines and bonds, property leases, reclaimed water, and Pura and Aqualog projects and services.

2013 Management Report

(In current R$ million)
	2013	2012	2011	2010	2009
Net income	1.923,6	1.911,9	1.380,9	1.630,4	1.507,7
Financial result	483,2	295,7	633,0	378,8	10,3
Depreciation and amortization	871,1	738,5	768,7	552,2	562,2
Income tax and social contribution	732,0	635,7	498,1	662,7	602,6
Other operating expenses, net [6]	(3,3)	23,2	90,3	(1,6)	44,5
Adjusted EBITDA	4.006,6	3.605,0	3.371,0	3.222,5	2.727,3
Adjusted EBITDA Margin	35,4	33,6	34,0	34,9	31,8
Construction revenue	(2.444,8)	(2.464,5)	(2.224,6)	(2.130,6)	(2.039,8)
Construction cost	2.394,5	2.414,4	2.177,0	2.081,1	2.009,7
Adjusted EBITDA without revenue and construction cost	3.956,3	3.554,9	3.323,4	3.173,0	2.697,2
Adjusted EBITDA margin without revenue and construction cost	44,6	43,0	43,2	44,7	41,2

 WORKING TO RESTORE THE ENVIRONMENTAL BALANCE

Our environmental management, set forth in the guidelines proposed in our Environmental Policy, is inherent to the provision of sanitation services and the essence of our business. In order to move toward consolidating an environmental culture, the company prioritizes the internal and external dissemination of knowledge and experience related to environmental good practices. These are actions present in the corporate environmental management programs, which involve the participation of co-workers, the community and partnerships with nongovernmental organizations.

In 2013, R$32.5 million were invested in environmental programs and projects.

Environmental Management System and ISO 14001 certification

We have a program aimed at improving our operating management for the gradual implementation of the Environmental Management System (SGA) in our sewage treatment plants (STPs) and the water treatment plants (WTPs), associated to the ISO 14001 certification of part of the currently operating treatment plants that we consider strategic.

The SGA implementation, according to the ISO 14001 model, was first carried out in 65 treatment plants, and this scope is being increasedincreased year after year, with targets set until 2020, due to the complexity of the model at hand. We chose the facilities based on the Sabesp’s geographic reach, the different types of treatment processes employed, and the different station sizes, aiming at ensuring that all types of facilities are covered and, as consequence, optimize the replication of the established practices.

2013 Management Report

Thus, in the first half of 2013, the SGA was implemented in another 30 STPs, totaling 95 plants to date with a SGA in place, and we maintained the total number of certified STPs at 50. By the date this report was completed, we had started a new cycle of external audits and we expect to keep this certification. Also in 2013 we started to implement the SGA in another 34 treatment plants, which we expect to complete in 2014. Of the R$21.5 million invested under this Program since 2009, most of the funds were used to meet the plant management and infrastructure requirements, which increased operating safety, aimed at reducing risks, accidents, the generation environmental liabilities, and encouraging the development of preventive actions.

Climate change and management of greenhouse gas emissions

Sanitation is one of the most highly affected industries by climate change and the related extreme events. Among the potential impacts, we should highlight a decrease in ground water, increased water demand both in urban areas and by farming, increase in the competition for water resources, damages to physical structures and impacts on the functionality of treatment systems, off-season and more concentrated water flows, lack of energy security, and increase of sea level coupled with a saltwater intrusion risk.

The investments that could be required to manage the climate change effects are hard to measure because we still lack the technology that can accurately forecast our potential resulting costs, also taking into account the inherent complexity of this issue and available studies. There could be an increase in the expenses incurred on compliance with environmental regulations and to prevent and remediate the physical impacts of climate change.

To minimize the greenhouse effects and the consequent climate changes, we have been developing a Corporate Greenhouse Gas (GHG) Emission Management Program to reduce and manage these emissions.  One of the program’s actions is taking annual inventories of GHG emissions, an important control tool to monitor the other involved activities.

In 2013 we completed the corporate GHG inventories for the past two years. In 2011, our emissions totaled 1,987,644.67 tCO2e and 2,141,111.06 tCO2e in 2012. We observed that the trend suggested by the previous inventories has been confirmed, namely that the sewage treatment activities (scope 1) continue to be the largest sources of GHG emissions, making up for more than 91% of the CO2e emissions. The growth in emissions from the source Collected and Treated Sewage is explained by the expansion of our services, aimed at the universal service goal.

The largest source of emissions was electricity (scope 2), which increased by 145 % compared to the previous year and results from the expansion of the use of thermal power in the Brazilian energy mix.

Emissions deriving from administrative activities, in particular emissions from vehicle use account for approximately 1% of total emissions (scope 3).

2013 Management Report

Proceeding with the Program, the company has been discussing the basis of its Climate Change Corporate Policy.  Our strategy includes identifying mitigating actions, broadening these actions’ scope, managing possible operational risks posed by climate change, and identifying opportunities, by increasing our resilience and implementing new technologies. Some of our initiatives already in place to reduce energy security-related risks include building a small hydropower plant and tapping the biogas generated in sewage treatment. As for the risk of a decrease in available water, we are seeking to adapt to a new water scarcity scenario due to climate change through the Corporate Loss Reduction Program, the Rational Water Use Program, and the increase in the planned use of reclaimed water in urban areas and by the manufacturing industry.

The described actions are aligned with the guidelines da Climate Change State Policy (PEMC), to which we have been contributing, both through the corporate actions already in place and the preparation of actions to meet the state's target of reducing GHG emissions by 20 % by 2020 from the 2005 volumes.

We have also been part of the Carbon Disclosure Project (CDP) Climate Change for eight years. The CDP is an international initiative to standardize and organize the way companies disclose their inventoried GHG emissions, and potential climate change-related risks and opportunities.

Water resources management and spring protection

Sabesp is involved in and takes actions at several levels of the Water Resources National System, through the work of approximately 150 of our employees, from different company units, under corporate coordination. At the National Water Resources System level, we have a seat in the Plenary Session of the National Water Resources Council (CNRH) and seats in three of this Council’s technical chambers; we are also represented in the Plenary Session and the technical chambers of the four federal committees with jurisdiction in the State of São Paulo. At the State System level, we are represented in the seven technical chambers of the State Water Resources Council and we have a seat in the Plenary Session of the 21 state watershed committees and technical chambers, where we prioritize our contribution to the Planning, Sanitation and Water Use Billing chambers.

Also aimed at improving the management of water resources as our primary raw material, we are monitoring the gradual implementation of the water use billing instrument, which aims at raising everyone’s awareness of the economic value of water, the importance of using water rationally, and which grants part of the funds necessary to implement the actions planned by the members of the water resources recovery and preservation system.

We are also actively involved in the discussions about the classification of bodies of water, which is the forum where each watershed committee can set an arrangement ofof water quality goals linked to the main water uses. Both these major management instruments are directly related to our business. In 2013 we disbursed approximately R$27.1 million, paid to the State and the Federal Government for the use of water from the Paraíba do Sul River, Piracicaba River, Capivari River, and Jundiaí River watershed, the Sorocaba River and Mid Tietê River watershed, and the Santos Lowlands rivers watershed, and the Lower Tietê River watershed. The collection for the use of water from other watersheds in the State of São Paulo will start in 2014-2015.

2013 Management Report

Sabesp, reinforcing the relevance of its participation in the preservation of water resources,  owns and maintains areas inside preservation units, which we inspect and monitor, and where we sponsor studies on biodiversity conducted by universities such as USP (São Paulo state university). We research facilities that can even be used for the nighttime animal observation.

Besides forest reserves, Sabesp maintains two forest nurseries and during 2013, it carried out educational voluntary actions to recover vegetation, planting more than 19,000 tree saplings.

As regard use permits and environmental licensing, all our plants are currently licensed under the Corporate Programs to Obtain and Maintain Water Resource Usage Right Permits and Environmental Licensing. We have filed use permit requests for all water uses with the relevant managing agency, many of which have already been granted and other are under analysis at the State Department of Water and Electric Energy (DAEE) and the National Water Agency (ANA). Obtaining licenses and permits for new projects is already an integral part of each project’s life cycle, i.e., a new project is only started if its’s environmentally licensed.

Sabesp Environmental Education Program (PEA)

We have been investing in a change in the culture of our employees and the community by promoting Sanitation and Environmental Education actions and projects, which have contributed to building social values, knowledge, abilities, attitudes, and skill aimed at preserving the environment, one of society’s common use asset, essential to the quality of life and sustainability.

At corporate level the Sabesp Corporate Environmental Education Program (PEA) comprises more than 100 Environmental Education activities in all our units. The main actions and projects are Clubinho Sabesp, the Rational Water Use Program (PURA), the Sabesp Millennium Day, Navega São Paulo, Abraço Verde, Prol, Ecopoints, Sabesp 3Rs, Community Involvement, Sabesp of All Colors, Fish Repopulation, Green Life, Futurágua, Clean Beach, and Small Scientists, entre outros. Many of these projects startedstarted from local initiatives and afterward expanded companywide.

The Environmental Education projects for the community pass on concepts, in a fun, interactive way, through theater, dance, music, mimes, drawing workshops, manuals, exhibits, fish repopulation, forestation, stream, river and beach cleaning, guided tours to treatment plants, educational lectures, etc. There are mainly aimed at children and young adults, public and private school students, teachers, and lower-income communities.

In 2013, we conducted almost 2,000 lectures in schools, communities, and businesses, reach an audience of 170,000 people. We also organized 1,500 guided tours to our facilities, to approximately 65,000 visitors.

In order to disseminate and deepening an environmental sanitation culture among our employees that fosters an interconnected, integrating and strategic vision about environmental management, the Sabesp Corporate Environmental Education Program (PEA) have trained 2,400 employees to act as multipliers within their own units since 2007.

2013 Management Report

In 2013 we trained more than 500 employees and we have been investing in in-company training specifically focused on our own reality and the situation in the sanitation industry. We also trained, through the Sanitation, Health, and Environment course, more than 50 employees who work as Community Liaisons in the context of the São Paulo Metropolitan Region Community involvement Program.

Good environmental practices in administrative areas

The Sabesp 3Rs Program is being implemented in our units since 2007, through a procedure that defines the management guidelines for the solid waste generated by administrative activities, which establishes Sabesp’s standard approach.

The program includes employee and outsourced worker training and implementing facilities for: selective collection, temporary storage, and responsible socio-environmental disposal of solid waste, in accordance with the prevailing legislation and in association with waste collector cooperatives.

Additionally, we develop Environmental Education practices that encourage our employees to adopt responsible consumption and waste minimization habits, both within the corporate environment and socially speaking.

In 2013 we sent 380 tonnes of solid waste generated by administrative activities for recycling.

The implementation of the Sabesp 3Rs Program in some units includes innovations, as in the case of Caraguatatuba, by building a Waste Storage Unit and a Composting Site by the headquarters of the North Shore Business Unit, where the Porto Novo Water Treatment Plant is also located. These facilities are intended for the temporary storage of recyclable solid waste, subsequently sent to waste collector cooperatives, and composting organic waste generated in this unit, to be used as soil conditioners.

In line with the sustainable use of natural resources, in February 2014 we obtained the LEED (Leadership in Energy and Environmental Design) certificate, awarded by the USGBC (United States Green Building Council) for the set of sustainable solutions adopts. The new building was built in a 19,000 square-meter plot and has 391 square meters in built-up area. The remaining 13,000 square meters, i.e., 70 % of total, are green areas. The building meets the requirements of six sustainability categories: space, rational water use, energy efficiency, natural materials and resources, internal environmental air quality, and innovation and design.

Another outstanding initiative is the Vehicle Fleet Renovation Program, one of the mitigation actions with which we have contributing to reduce greenhouse emissions, besides offering greater efficiency to operations. In 2013, we advanced in replacing our light vehicle fleet, replacing them with Flex technology compulsorily fueled  with ethanol. We reached the percentage of 77% for light vehicles and 65% for heavy fleet, whose technology complies with Law Euro-5 of reducing pollution emissions.

2013 Management Report

The economic benefits and management revamp brought by the Program are added to the environmental relevance, such as reduction of fuel consumption, maintenance savings, documentation and revenues from replaced vehicle auctions (R$15.4 million in 2013), besides the decommissioning of the company’s asset base. With this program, we reduced the need of 615 vehicles to operate at the same time the fleet availability increased from 85% to 98%. This means that, without the need of maintenance downtime, we managed, within one year, to serve 48 days more with the same number of vehicles.

VALUING THE QUALITY OF LIFE AND THE RIGHTS OF CITIZENS

At Sabesp we believe that a company can and should, especially in the case of a state-owned company as our own, inspire, serve as role model, take actions that encourage change in behavior that have a broader contribution to the social development of the populations in its area of influence.

Because of our broader resources, organization and relationships than those of individuals, we have the ability to act as a transformative core in our surroundings and, by extension, society as a whole. This is the way we exercise our corporate citizen role by also broadly promoting the idea of citizenship among those with whom we are in touch.

Developing relationship, communication and engagement practices with our stakeholders (customers, shareholders, governments and the community) guided by ethical and transparency principles. We have created corporate guidelines on socio-environmental sustainability and valuing our human capital, aligned with our Code of Ethics and Professional Conduct, in our search for sustainable development, integrated management, respect for human rights, and the diversity and the improvement of quality of life.

In the social arena, we highlight the continuing volunteering to join global citizenship movements and compacts. We are partners of Instituto Ethos and every year we fill in the corporate social responsibility questionnaire that allows us to compare our practices with other market players.

Concurrently, for the sixth consecutive year, we renewed the certificate awarded by Fundação Abrinq–Save the Children as a child friendly company. To be entitled to this seal, every year we showcase the projects aimed at younger audiences, including, in 2013: Clubinho Sabesp, the Apprentice Program, and the Child Citizen Institute (ICC), of which we are cosponsors, dedicated to educating youngsters from families in financial and social disadvantagestrife, by promoting education, culture, and welfare in the São Paulo metropolitan region. In 2013, we contributed with R$2.9 million that allowed for free services for 7,000 children and adolescents, in nine daycare centers and three circus schools.

We support and encourage the compliance with UN’s eight millennium goals, which are part of our Corporate Volunteering Program. Consisting of approximately 1,200 people, the group conducts ‘campaigns that annual result in the tonnes of food, clothes, personal care products, books, magazines, etc. In addition, we take several social inclusion, apprenticeship, and child, elderly, handicap assistance actions. We also have a partnership with surrounding communities, NGOs, the State Government, city governments, schools, orphanages, daycare centers, and other entities.

2013 Management Report

In 2013 we highlight the Winter Clothing Campaign organized by FUSSESP (São Paulo State Solidarity and Social and Cultural Development Fund). This campaign is already part of our calendar as one of the most integrated and most successful corporate initiatives. Inspired by the campaign’s motto “Good clothing is to give away”, everyone worked hard to gather and donate good quality items.  The campaign numbers are impressive: over 2.5 million items collected, distributed among 470 charities, and benefiting 58,800 families and 254,000 people.

These initiatives are in line with our Code of Ethics and Conduct, which values the respect to society and customer, the environment, people, integrity, competency and citizenship.

In order to ensure that these principles are observed, we have an Ethics Committee, a channel of in-house complaints and a corporate procedure to verify responsibilities. We also maintain an open channel to receive external complaints by means of the Ombudsman and Customer Service.

Customer relations

The pursuit for excellence in services rendered, as well as the approach standpoint and the opening of dialogue channels with our stakeholders is one of our strategy's pillars of a performance integrated by different approach actions and the strengthening of partnerships with society. Within the list of initiatives, we highlight in 2013 the innovative Accountability caravan held throughout the state. With a team composed of the company's top management (chief executive officer, executive officers and headsheads), 16 events were held comprising all the company’s business units. At these occasions, Sabesp’s Capex was presented for the 2011 – 2014 four-year period and mayors of municipalities were able to explain their demands. We had a total of 2,781 attendances, among mayors, authorities, employees and journalists.

The continuous improvement of the services provided springs outout of our strategic planning (2011-2020) also was reflected in the online environment, with the improvement of our Virtual Office, available on our website. In 2013, approximately 80 % of services available in an on-site office are now offered online. It is worth mentioning that this environment was developed to ensure the digital inclusion of the visually impaired and we also offer the possibility of issuing a Braille bill on demand by the customer.

The improvement of our relationship with customers also includes our call centers, where 100 % of calls are answered within 60 seconds or less. We offer on-site service in 391 offices and service points, of which 65 are located in the São Paulo Metropolitan Region and 326 in the São Paulo inland and coastal regions.

Currently 100% of the cities served have meter reading, bill issue, and water and/or sewage service calculation on spot, at the customer’s home, through a TACE (External Customer Service Technician). Technicians are also trained to clarify doubts and provide guidance to any customer, thus saving him or her a trip to the nearest Sabesp office.

2013 Management Report

The need of a trip can also be avoided with the consolidation of the process that automatically reimburses or bills over- or underpayments in future bills. Once a month, we correct credits or debts in approximately 30,000 bills. We launched a new monthly consumption bill layout that reorganizes information to make reading and understanding easier. We added information on the taxes levied on the bill and calculation statement is more detailed.

Customer surveys and satisfaction

We conduct an annual satisfaction survey with our customers since 2004, always using the same methodology, which allows us to compare the performance of different business units throughout different periods. Our goal is to enhance customer services based on the survey’s results.

In 2013, we maintained a general satisfaction with the company at 89%. We believe that we were able to maintaining a good result mainly due to the quality and regularity of water supply: 91% of 5,860 respondents stated they were "satisfied" or "very satisfied" with services.

We also began conducting satisfaction surveys in each municipality where we have a program contract. The surveys are conducted every two years. In 2013, the survey was conducted in 138 cities. Survey results guided the enhancement of our customer service. The surveys are widely disclosed, thus strengthening our commitment to transparency and constant improvement of services provided.

Ombudsman Office

Our Ombudsman Office has a customer service structure and team capable of receiving different types of opinions on the services provided by us. In 2013, we saw a 45 % reduction in the total number of complaints filed against Sabesp with the São Paulo State Sanitation and Power Regulatory Agency (ARSESP).

This was the fourth year in a row Sabesp will not be in the annual ranking of the 50 companies with most grounded complaints issued by Fundação Procon (State customer protection agency). We believe that this reflects our respect for the customer, set forth in our vision, and our search for service excellence, which result from planning and the successive improvement cycles, one of this administration’s trademarks.

Relationship with suppliers

The valuation of ethics, transparency and criteria that take into account social and environmental concerns is also present in the company’s relationship with suppliers. Our purchases rely on meeting criteria that observe strict quality standards and have the social and environmental seal granted by the State Program of Sustainable Public Contracts. Enacted by State Decree nº 50.170/05, this seal signals to the supplier market the São Paulo State Government’s intention of adjusting its consumption profile to the sustainable development international guidelines.

2013 Management Report

In addition, we are pioneers among the governmental entities to implement an electronic purchase process in the country, speeding up and simplifying bidding processes. This measure increases competitiveness in prices and reduces the costs involved. In 2013, we also work jointly with other 18 strategic suppliers for our businesses (melted iron and PVC pipes) to include them in our records.

Our objective is to provide greater competitiveness in the bidding process and improve the quality of products employed by Sabesp. In this regard, in 2013 approximately 10,000 inspections were carried out in supplies and equipment. We also carried out inspection procedure to evaluate the material conformity with technical specifications and standards. Established by Decree 59.327/13, the renegotiation of contractscontracts was also another beneficial measure for business through which we got discounts of R$11.8 million.

Valuing Our Human Capital

The goal of our People Management policy is to attract, develop, motivate and retain people, by investing in their talents and enhancing the skills of both our employees and our leaders.

Our 2011–2020 strategic planning establishes “Human Capital as a Competitive StrengthStrength” as one of our Guidelines, to develop integrated actions that will sustain our leadership position in the sanitation industry, by increasing our business scope, and seizing market opportunities.

In 2013 there was a series of people management projects and actions specifically designed to advance this guideline.

Career and Salary Plan (PCS)

The principle guiding the design the principal Career and Salary Plan (PCS) was that it had to be challenging and motivating, aimed at attracting, retaining, rewarding good employees, recognizing overachievers, and fostering continuing skill progress, thus helping to build competitive edges in the environmental sanitation sector.

The PCS is aligned with Skill-based People Management, which consists of the following guidelines: manage human resources more independently and flexibly; follow the best market practices; include actions to tract and retain good employees; pay compensation according to the market average; maintain a regional salary policy; increase the mobility budget; reduce the career advancement time; and recognize personal qualification improvement efforts.

Skill- and Performance-Based Assessment

An employee’s career advancement is contingent to his or her Skill and Performance Assessment and the budget.

2013 Management Report

The first assessment cycle, called “Assessment Week”, took place in January 2013, when all our employees and managers were asked to make this assessment in an on-line application, available on Sabesp portal. As a result, in February 2013, approximately 5,500 employees were promoted and become entitled to salary increases of 5%, 10% or 15%.

From a professional development standpoint, the skill and performance assessment is used to generate the Individual Development Plan (PID) of each employee, and during the first assessment cycle our Managers made approximately 28,000 professional development recommendations, using on-line courses, in-class programs, congresses, books, teaching or business videos, benchmarking, on-the-job training, etc. The highest number of recommendations focused on on-line courses, with 44.4 % of total recommendations. The Skill and Performance Assessment System that we currently use has been enhanced in 2013 by a group consisting of representatives from our Departments and labor unions, who analyzed and proposed improvements.  In November 2013 we held a new skill and performance assessment cycle to proceed with our scheduled annual cycles.

It is worth noting that this is a dynamic, continuous process that allows us to reach a new level of skill development, which are key to meet the challenges take up by the entire societysociety.

Strengthening Sabesp’s Leadership

The Sabesp Corporate University (UES) is responsible for leader and employee development, focused on skills, performance and organizational culture, and by continuously preparing our organization for its business challenges.

The highlight among UES’s actions is the Management Excellence Program (PEG), which aims at develop our leaders, whose main challenge is to help reaching sustainable, responsible universal water and sewage services by the end of the current decade.   This program, which begun in 2012 and continues in 2013, has already been attended by 360 managers and covered strategic issues such as result-driven management, people valuation and development, incentive to creativity and innovation in work processes. The program is developing as partnership with Fundap and offers a range of activities: in-class courses, lectures, workshops, manager profile assessment, and coaching, consisting of career guidance aimed at achieving goals that increase performance and contribute to the management results effectiveness.

In 2013, after a careful assessment process, we formed a class of 40 managers who started to attend an MBA program at Fundação Instituto de Administração (FIA), which is intended to improve the students’ knowledge of advanced business administration subjects.

Succession and Career Program

The need to replace our current leaders and the fact that 50 % of our managers and headswillheadswill retire in the next five years, required us to prepare their successors. Our succession and career program aims at developing a new generation of leaders, culturally aligned and ready to face competitivenesscompetitiveness and ensure the business sustainability. In this context, 85 prospective future leaders undergoundergo an intense development process, covering: profile and potential assessment, MBA, language courses, coaching, and performance monitoring. The Corporate University expects to be able, through these initiatives, to provide differentiate qualification to these professionals so that they are able to respond to our increasing business challenges.

2013 Management Report

Enhancing our employees’ skills

The programs developed by the UES are designed in accordance with the guidelines and requirements set forth by our three-pronged organizational strategic planning: core business skills, technical qualification, and organizational culture and strategy. Their pillars are the Corporate Education, Knowledge Management, Socio-environmental Responsibility premises.

To make its programs feasible, UES uses a learning framework that mixes in-class methods with self-development, knowledge sharing practices, and distance learning. These different teaching approaches are used to promote both formal learning and informal learning, the latter having a key role in knowledge knowledgeretention and sharing within our organization.

In 2013 the Sabesp Corporate University offered the following development opportunities:

•         Investment of R$13.7 million in strategic courses and programs related to Sustainability, Corporate Governance, Environment, Social Responsibility, Occupational Safety and Health, and core business skills;

•         450 distance learning courses available to all employees, totaling approximately 47,000 visits;

•         160 grants to employees to attend post-graduation courses aimed at ensuring that employees receive business strategy training;

•         41 grants to technical and operating area employees to attend mid-level technical courses on subjects related mainly to the Environment and Basic Sanitation to increase their professional skills and, consequently, improve the services provided to our customers;

•         Grants to 366 employees from different departments to attend language courses, which help them improve their performance in activities that require knowledge of English or Spanish, and also allow them to research and write technical documents in a foreign language, appropriately talk to and communicate with foreign professionals visiting Brazil or when they travel abroad.

•         Behavioral and Technical qualification courses attended by 1,000 Managers and Delegated Appraisers specifically for the Skill and Performance Assessment process.

•         Education Arrangement Program that involves 135 private teaching institutions that grant discounts from 5% to 40% on the monthly tuitions of their: graduation, post-graduation, secondary school, elementary school, technical, preschool, language, adult education, and literacy courses.

2013 Management Report

We are committed to investing in people and building a quality and trust relationship with our employees by creating a work environment that rewards each employee’s talent and allows everyone to contribute to the achievement of our goals. To retain our employees in an increasingly competitive market requires us to constantly seek the best people management practices. We believe that combination of such qualified experiences and the search for new talent will ensure our sustainable growth.

Workforce

Currently our organization has 15,015 employees, whose contracts are governed by the Brazilian Labor Code (CLT). We employ mostly men (80%), with a high school degree (51%), white (82%), over 40 years of age (73%). The average turnover is 17 years.

We also engage service providers, as required. Currently we have approximately 7,108 contractors. We also employ 924 interns and 491 young apprentices—who combine a job opportunity to with chance of attending qualification courses.

Building a more equitable and sustainable society necessarily entails valuating diversity and social inclusion. The respect for human and cultural diversity and nondiscrimination are part of our core principles. We guarantee that right to difference, ensuring each worker, regardless of his or her background, all the conditions to develop his or her talents and potentialities.  We comply with relevant laws as to the right of reserved vacancies offered in public selection processes to individuals with disabilities. In 2013 we had 71 positions occupied by individuals with disabilities, where 73 % by physically impaired, 18% by hearing impairment, and 8% by visually impaired employees.  Since 2005 we also have an agreement with the Association for the Promotion of Individuals with Disabilities (AVAPE), under which we currently employ 103 individuals with disabilities who work in customer service points and have received 108 hours of prior training.

Benefits - Our policy is to grant benefits that contribute to improving the quality of life and wellbeing of our employees. This increases the attractiveness for outside workers, fosters talent retention, and ensures a better performance and the streamlining of benefit management. Our benefit package includes: Benefit Card – Food Staples Basket and Discounts at Supermarkets and Pharmacies, and a Meal Card. These benefits are granted to all employees, regardless of their working hours, position, gender or ethnicity.

Employees with legal custody of children are granted a childcare allowance or can use our Daycare Center, for children from 6 months to less than six years old. We have reimbursement forfor the expenses incurred by employees with physically and or mentally disabled children on their treatment in specialized institutions equivalent to up to two times the amount of the childcare allowance, with no age limit. Employees on sick or accident leave whose salary is higher than the ceiling allowance paid by social security are automatically granted a salary supplement during up to six months.

2013 Management Report

In addition to these benefits, we also subsidize healthcare and pension fund benefits for all employees, through Fundação Sabesp – Sabesprev. In 2013 we contributed with 2.6% of the monthly payroll to the employees’ pension plan.

In 2010 we created the Previdenciário Sabesprev Mais Pension Benefit Plan (a defined contribution plan) due to the need to resolve the technical actuarial deficit of the Basic Pension Benefit Plan (a defined benefit plan), currently estimated at R$600 million. We then started to migrate plan participants from one plan to the other, while  the employee’s labor union and retirees association were granted an injunction by courts to suspend the migration process.

In December 2011 we entered into an agreement with the labor union to seek alternatives to solve the litigation.  The judge in charge of the lawsuit, however, ordered the expert evidence.

As regards the healthcare plan, in December 2013 we engaged Fundação Instituto de Pesquisas Econômicas – FIPE, a research institute, to prepare actuarial analyses and studies of the plans managed by Fundação Sabesp de Seguridade Social – Sabesprev for active employees, former employees, an retirees, as agreed with the labor union.

Quality of Life and Occupational Health and Safety

The Sabesp Quality of Life Program was designed to comprise actions integrated and fine-tuned with the main aspects that influence people’s quality of life and all the human development conditions necessary to work.

It main purpose is to “Build a work environment that fosters productivity, quality of life and well-being, contributing to reducing absenteeism and improving the organizational climate.”

The initiatives promoted in 2013 include:

•        The Challenge Day: a worldwide physical activity campaign held on every last Wednesday of May, a day dedicated to the quality of life. Consisting of more than 200 activities that include spots matches, dance, gymnastics, power walking, etc. Our participation in 2013 involved more than 6,100 employees and this number was included in the official world total.

•        Arrangements with Fitness Gyms: we entered into arrangements with several fitness gyms in São Paulo state capital, and inland and coastal cities. Our employees are entitled to discounts in monthly fees that can be extended to their dependents.

•        Blood Donation Campaigns in association with Blood Centers and Hospitals, including sensitization and awareness building actions about the importance of giving blood, which resulted in a total of 417 blood bags collected in 2013.

•        Employee Assistance and Recovery Program (PARE), in 2013, the program celebrated 20 years of implementation at Sabesp. It assists employees with more than three (3) months of employment relationship and with alcohol addiction, other drugs and smoking problems. Treatment takes place in specialized clinics accredited by Sabesprev, subsidized by SabesSabes, such as outpatient clinic or hospitalized. Since its implementation, 1,320 employees were assisted, currently, we have 260 alcohol and drug addicted people enrolled. For tobacco, 640 employees were assisted, of which 204 stopped smoking, improving their Quality of Life.

2013 Management Report

•        Pink October and Blue November - In October and November our employees joined the campaigns Pink October, dedicated to women and focused on the fight against breast cancer, and Blue November, dedicated to men and focused on the fight against prostate cancer. To show their commitment to these causes, the employees dressed in pink every Friday in October and dressed in blue every Friday in November. As it happen all around the world, several Sabesp buildings were illuminated with the corresponding colors and we have taken other important actions, such as information lectures, video screenings, and testimonial talks about the importance of prevention and early diagnosis.

The purpose of our Occupational Health and Safety Management is to ensure the implementation of actions that promote the development of a companywide prevention culture and the improvement of working conditions, improving the quality of life of our employees and contractors.

The System is certified by the OHSAS PR1/PR2 standard and encompasses 72 locations within the scope of digging services and works, and work in confined spaces carried out in public ways, which were recertified in 2013 by Bureau Veritas.

A quarter of our staff work in formal safety and health committees, and are involved in activities such as: systematization, monitoring and specific programs. We should highlight the efforts and engagement of the 4,000 Internal Accident Prevention Commission (CIPA) members, emergency brigade members, and Specialized Occupational Health and Safety Engineering Services professionals.

Sabesp works with formal health and safety committees concerned with CIPA and fire brigades.

The programs developed for occupational safety and health have gradually resulted in a gradual decrease in the frequency and severity of accidents. The most frequent accidents are traffic accidents (28%), falls (24%), and collisions against moving or fixed objects (18%). Human behavior (68%) is the main cause of accidents due to overconfidence and noncompliance with safety procedures.

This year we have invested approximately R$12 million in accident prevention. The main programs are: CIPA in Action (1,047 unsafe conditions identified and 75 % resolved); Note 10 Safety Campaign (3,904 inspections completed); Occupational Health and Safety Training (40,000 participants) and Prevention Minute (2,460 events, with 39,338 participants); You in Traffic: Motorcycle Accident Prevention; Occupational Health Medical Control (11,645 medical exams); Vaccination Campaign (11,343 employees vaccinated against the flu).

2013 Management Report

Satisfaction and commitment

Our Organizational Climate Management provides an analysis of the internal environment and monitors employee satisfaction, which provides inputs used in improving policies and processes. Build an engagement climate and advancing people management practices is a challenge for all of us, employees and managers.

In 2013 we triggered a broad employee sensitization process aimed at monitoring the Organizational Climate, consisting of attendance and distance lectures, involving more than 2,273 participants.

The survey consisting of 55 questions was completed online and covered leadership, valuation, equity, pride, and work environment variables. The survey was conducted in July-August 2013, managed by an external consultancy to ensure the secrecy and confidentiality of the process, and was answered by an impressive 73 % of our employees.  In addition to the proposed affirmative sentences, the survey included key issues aimed at identify how much people are willing to wage on the organization. This key affirmative sentence: “Taking everything into consideration, this is a good place to work,” had one of the highest reply rates and in a very positive way for Sabesp. The survey showed that 77 % of our employees consider Sabesp a good place to work.

The market is increasingly acknowledging that the way employees experience their work environment has a strong impact on their performance and motivation.  The survey results were determined in the form of a Favorability Ratio and represent the percentage number of favorable replies to total replies. The respondents expressed their opinions on their teams and Sabesp and, therefore, we were able to identify that the employees’ perception is more favorable to the team (61.9%) than the organization (56.1%) by 5.8 percentage points. The average Favorability Ratio or satisfaction was 59%. The results are currently being worked into action plans for 2014.

Labor relations

We encourage and support our employees to get involved in any type of entities and associations, as is their right and helps in their individual development and the improvement of the organizational climate. All our employees are entitled to freedom of association, are represented by a union, and are parties to collective labor agreements.

We conduct negotiation processes responsibly and with transparency, and value the healthy dialogue with trade unions. We also meet at any time to discuss reasonable proposals that aim at meeting the expectations of our employees and keeping a good organizational climate, within the limit of our financial capacity and governmental guidelines. In 2013 there were no situations in which this right to freedom of association and negotiation were at risk.

We conduct annual negotiation with the five main labor unions representing the majority of our employees (90%): the São Paulo Water, Sewage and Environmental Workers’ Union (SINTAEMA), the Santos, Santos Lowlands, Southern Shore and Vale do Ribeira Urban Industry Workers’ Union (SINTIUS), the São Paulo State Engineers’ Union (SEESP), the São Paulo Lawyers’ Union (SASP), and the São Paulo State Mid-Level Technicians’ Union (SINTEC). We emphasize that 80% of our employees have joined one of these unions voluntarily.

2013 Management Report

The 2013-2014 collective bargaining was completed in May and involved all the main labor unions. The parties agreed to a salary increase of 8 % and an average benefit increase of 15%, and set the Profit Sharing Plan (PPR) rules. We emphasize that, as agreed with the labor unions during the 2012 collective bargaining on April 26, 2011 we made the final payment of the 2012 profit sharing bonuses, linked to the achievement of the established goals. The amount paid was R$52 million, to 100% of our employees.

Community partnerships for a better world

Our business has very intense interaction with the community, whether to build people’s awareness on the importance of being connected to the sewage system, preserving the areas surrounding water sources, the rational use of water, or the impacts of diffuse pollution. One of our main projects is the “Se Liga na Rede” (“Connect to the Network”) project, already detailed herein. We have other major initiatives in the education, cultural, sports, and citizenship promotion areas. We describe below some of our initiatives:

Eco-drives: Conducted in association with NGOs, where we encourage the community to get together to clean water streams. This initiative also aims at building the population’s awareness about the need to get together and work to preserve the environment.

House competition: held in São Roque, SP, the campaign is sponsored by Sabesp, Brastemp and Finish.  Approximately 780,000 liters of water were saved in two months, or average savings of 30 % from 2012. This is a pioneering initiative in Brazil and was developed to encourage rational water use. The saved water is equivalent to almost 80 tank trucks, enough to supply the 90 participating households during 2.5 years.

Support to the Second Congress of the Paraisópolis Women’s Association: The congress gathered approximately two thousand people to discuss public policy for the women in this community, located in the south end of the São Paulo city. During two days, the participants were able to use services such as traveling court, Id and birth certificate issue, haircut, facial cleansing, etc.

Clubinho Sabesp: The website www.clubinhosabesp.com.br created a new relationship with children’s and youngsters from 6 to 13 years old, through on-line gaming and characters. Launched in November, the club brings information to kids on rational water use, in playful, fun way. We also created the Cine Clubinho, a movie theater where we screen cartoons with messages on earth’s preservation.

2013 Management Report

Movie School Project:  Since 2000 we have sponsored 140 movies under the Audiovisual Act (since 2004).  We are the São Paulo company that invests more in cinema and one of the three largest cinema sponsors in Brazil. This project has already brought more than 20,000 public school students to commented film sessions.

Inclusive film session: The film sessions exclusively for the visually impaired, using audio description, are another example of initiatives dedicated to inclusion. We were also pioneers in this regard and since 2012 we require that all movies sponsored by us include audio description.

Sponsorship of projects for individuals with disabilities: The Cadê Você (Where Are You) project was conceived by the Mara Gabrilli Institute and seeks to identify individuals with disabilities, living in the poorest communities in São Paulo city, to bring them information on the main services in their areas: health, work, sports, accessibility, education, and legal.

Aqua Mundo School Truck: Carried out by the EPTV Institute and the International Institute of Ecology and Environmental Management, and sponsored by us, the project consists of a school truck adapted with TV sets and tablets, and divided into different sections that such biodiversity, water, floods caused by littering, and integrative games that speak of the need for selective collection and the importance of environmental recovery.

“Um dia na Sabesp” (One Day at Sabesp) - learning about and taking care of nature: The purpose is to bring our organization closer to our employees’ children, showing how their parents’ work takes water to every household and collects and treats the sewage.

Paraisópolis Philharmonic Orchestras: Sponsored by Sabesp, they promote social inclusion through music, by offering free classes to children and adolescents living in the Paraisópolis community. Currently it teaches 150 children and adolescents in all types of musical styles: classic, popular, and folkloric.

More green areas

Also in 2013 we announced the creation of three green areas in properties owned by Sabesp, in the Cangaíba, Mooca and Butantã districts, thus increasing the number of areas in São Paulo city dedicated to sports and leisure, which are also places where we promote awareness about the importance of taking care of water resources. These areas, which have large reservoirs currently being recovered, are being transformed into parks that will be open to the population in the upcoming years.

2013 Management Report

 Awards Received in 2013

National Quality Award (PNQ), granted by the National Quality Foundation to the Eat (ML) and North (MN) Business Units.

Iberian-American Quality Award (PIQ): First sanitation company to be recognized and win this international award.

São Paulo Management Quality Award, PPQG/2012, organized by the São Paulo Management Quality Institute (IPEG).

Abrasca Value Creation Award, granted by the Brazilian Association of Publicly Held Companies. We were the highlight of the “Sanitation and water and gas services” category for the third consecutive time.

Anefac 2013 Transparency Trophy: Publicly Held Companies with RevenueRevenue above R$5 billion Category, awarded by the National Association of Finance Executives.

Best of the Largest Annual Balance Sheet Award – Services Category, organized by the São Paulo Trade Association (ACSP) and the “Diário do Comércio” newspaper, granted to Sabesp for its profit generation and growth capacity.

Modern Consumer Award of Excellence in Customer Services: state public utility services, granted by the Modern Consumer magazine to the Metropolitan Department Call Center.

50 Do-Good Companies, Environment category, title awarded by the Isto É Dinheiro magazine for the Aquapolo Ambiental project.

Gold Medal Trophy and Highlight: awarded to the Billings Regional Management Unit (MS), the Interlagos Regional Management Unit, and the São Miguel Paulista Regional Office.

São Paulo Diversity Seal (full seal), awarded by the São Paulo State Government to Sabesp for reaching the most advanced professional and personal diversity policy level.

Learning & Performance Award Brasil 2013/2014: category Broad Corporate University, organized by Micropower, granted for the “Developing skills and managing performance for the business” project.

2013 Management Report

Abrinq Seal: for the sixth consecutive year, awarded by Fundação Abrinq – Save the Children, for Sabesp’s projects for young audiences: Child Citizen Institute (ICC), through which Sabesp is the cosponsor of nine daycare centers and three circus schools; Clubinho Sabesp, and the Apprentice Project.

Mário Covas Award - State Management Innovation Category: granted by the Mário Covas Foundation to the Center Business Unit (MC), as finalist for its initiative “Relationship with Lower-income Communities Focused on Loss Reduction – Vera Cruz”.

2013 Management Report

2013 Annual Social Report
C ompanhia de Saneament o B ásico do Est ado de São P aulo - Sabesp
1– Calculation Basis	2013 (thousand reais)			2012 Amount (thousand reais)
Net revenue (NR)			11,315,567			10,737,631
Operating profit (OP)			3,138,845			2,843,343
Gross payroll (GP)			1,927,078			1,498,445
2 – Internal Social Indicators	Amount	% on GP	% on NR	Amount	% on GP	% on NR
Meals	135,320	7.02%	1.20%	118,368	7.90%	1.10%
Compulsory payroll charges	160,195	8.31%	1.42%	144,082	9.62%	1.34%
Private pension	88,426	4.59%	0.78%	51,829	3.46%	0.48%
Healthcare plan	124,305	6.45%	1.10%	124,614	8.32%	1.16%
Occupational health and safety	12,494	0.65%	0.11%	10,983	0.73%	0.10%
Education	2,919	0.15%	0.03%	997	0.07%	0.01%
Culture	846	0.04%	0.01%	848	0.06%	0.01%
Professional training and development	10,785	0.56%	0.10%	11,788	0.79%	0.11%
Day-care assistance	2,154	0.11%	0.02%	1,797	0.12%	0.02%
Profit sharing	52,928	2.75%	0.47%	52,574	3.51%	0.49%
Other	4,178	0.22%	0.04%	4,164	0.28%	0.04%
Total - Internal Social Indicators	594,550	30.85%	5.25%	522,044	34.84%	4.86%
3 – External Social Indicators	Amount	% on OP	% on NR	Amount	% on OP	% on NR
Education	2,028	0.06%	0.02%	2,700	0.09%	0.03%
Culture	24,933	0.79%	0.22%	15,375	0.54%	0.14%
Health and sanitation	5,396	0.17%	0.05%	3,048	0.11%	0.03%
Sports	4,341	0.14%	0.04%	4,713	0.17%	0.04%
Hunger eradication and food safety	26	0.00%	0.00%	105	0.00%	0.00%
Other	10,606	0.34%	0.09%	12,253	0.43%	0.11%
Total contributions to society	47,330	1.51%	0.42%	38,194	1.34%	0.36%
Taxes (excluding payroll charges)	1,834,843	58.46%	16.22%	1,664,991	58.56%	15.51%
Total - External Social Indicators	1,882,173	59.96%	16.63%	1,703,185	59.90%	15.86%
4 – Environmental Indicators	Amount	% on OP	% on NR	Amount	% on OP	% on NR
Investments related to the Company’s production / operation	17,096	0.54%	0.15%	7,569	0.27%	0.07%
Investments in external programs and/or projects	15,437	0.49%	0.14%	20,147	0.71%	0.19%
Total investments in environment	32,533	1.04%	0.29%	27,716	0.98%	0.26%
Concerning the establishment of “annual goals” to minimize w aste, general consumption in production /operation, and improve the efficiency in the use of natural resources, the Company	( x ) does not have goals	( ) fulfills from 51to 75%		( x ) does not have goals	( ) fulfills from 51to 75%
	( ) fulfills from 0 to 50%	( ) fulfills from 76 to		( ) fulfills from 0 to 50%	( ) fulfills from 76 to
	100%			100%
5 – Staff Indicators		2013			2012
Nº of employees at the end of the period		15,015			15,019
Nº of employees hired during the period		536
Nº of outsourced employees		7,108			7,372
Nº of interns		924
Nº of employees above 45 years		8,234			8,471
Nº of female employees		3,047			3,018
% of management positions held by female employees		19.03%			19.44%
Nº of Afro-descendant employees		2,307			2,227
% of management positions held by black employees		3.34%			3.49%
Nº of physically-impaired employees or employees w ith special needs		174
6 – Relevant information about the exercise of corporate citizenship	2013 (thousand reais)			2014 Targets
Ratio betw een the highest and the low est compensation in the
Company		20.1
Total number of occupational accidents		165
The social and environmental projects developed by the Company w ere defined by:	( ) management	( x ) management and managers	( ) all employees	( ) management	(x ) management and managers	( ) all employees
The safety and health standards in the w ork environment w ere defined by:	( x ) management and managers	( ) all employees	( ) all +Cipa	( x ) management and managers	( ) all employees	( ) all +Cipa
With respect to the trade union freedom, the right to collective bargaining agreement and the internal representation of employees, the Company:	( ) does not get involved	( x ) follows OIT standards	( ) incentivates and follows OIT	( ) does not get involved	( ) will follow OIT standards	(x) will incentive and follow OIT
The private pension plan includes:	( ) management	( ) management and managers	( x ) all employees	( ) management	( ) management and managers	(x ) all employees
The profit sharing includes:	( ) management	( ) management and managers	(x ) all employees	( ) management	( ) management and managers	(x ) all employees
In the selection of suppliers, the same ethical and social and environmental responsibility standards adopted by the Company:	( ) are not considered	( ) are suggested	( x ) are requried	( ) will not be considered	( ) will be suggested	( x ) will be required
With respect to the employees participation in voluntary w ork programs, the Company:	( ) does not get involved	( ) supports	( x ) organizes and encourages	( ) does not get involved	( ) will support	(x ) will organize and encourage
Total number of consumer's complaints and comments	in the Company (ombudsman) 48,067	in Procon CIP 1221 JEC/Conc. 330	In Court	in the Company n/a	n/a	n/a
% of complaints and comments received or solved:	in the Company (ombudsman) 99.0%	in Procon CIP 95.0%	in Court JEC/Conc. 82%	in the Company n/a	n/a	n/a
Total value added to distribute (in thousands of R$):	In 2013: 6,656,476			In 2012: 6,133,683
Distribution of value added:	27.6%government 26.3%employees 6.9%shareholders 17.2%outsourced 22.0%retained			27.1% government 25.8%employees 7.4%shareholders 15.9%outsourced 23.8%retained
Other information
“This Company does not use child or slave labor, is not involved w ith prostitution or sexual exploration of children or adolescents and is not involved in corruption.”
“Our Company values and respects the internal and external diversity.”

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as of December 31, 2013, 2012 and January 1, 2012

Amounts in thousands of reais

Assets	Note	December 31, 2013	December 31, 2012 Restated	January 1, 2012 Restated
Current assets
Cash and cash equivalents	6	1,782,001	1,915,974	2,142,079
Trade accounts receivable	8 (a)	1,120,053	1,038,945	1,072,015
Accounts receivable from related parties	9 (a)	134,855	109,273	185,333
Inventories		58,401	53,028	44,576
Restricted cash	7	10,333	64,977	99,733
Recoverable taxes	16 (a)	87,405	118,421	117,893
Other accounts receivable		61,039	29,980	43,065
Total current assets		3,254,087	3,330,598	3,704,694

Noncurrent assets
Trade accounts receivable	8 (a)	395,512	335,687	333,713
Accounts receivable from related parties	9 (a)	130,457	153,098	170,288
Indemnities receivable		-	-	60,295
Escrow deposits		54,827	53,158	54,178
Deferred income tax and social contribution	17	114,030	145,302	142,603
Water National Agency – ANA	10	107,003	108,099	100,551
Other accounts receivable		94,952	111,047	35,034

Investments	11	23,660	20,826	21,986
Investment properties	12	54,039	54,046	52,585
Intangible assets	13	23,846,231	21,967,526	20,125,721
Property, plant and equipment	14	199,496	196,710	181,585

Total noncurrent assets		25,020,207	23,145,499	21,278,539
Total assets		28,274,294	26,476,097	24,983,233

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Financial Position as of December 31, 2013, 2012 and January 1, 2012

Amounts in thousands of reais

Liabilities and equity	Note	December 31, 2013	December 31, 2012 Restated	January 1, 2012 Restated
Current liabilities
Trade payables and contractors		275,051	295,392	244,658
Current portion of long-term loans and financing	15	640,940	1,342,594	1,629,184
Accrued payroll and related charges		314,926	267,332	243,502
Taxes and contributions	16 (b)	115,382	152,710	180,794
Interest on shareholders' equity payable	21 (c)	456,975	414,355	247,486
Provisions	18 (a)	631,374	565,083	764,070
Services payable	20	323,208	389,091	383,116
Public-Private Partnership – PPP	13 (j)	20,241	24,357	12,693
Program Contract Commitments	13 (d) (iv)	77,360	148,220	62,287
Other liabilities		116,924	159,055	188,356
Total current liabilities		2,972,381	3,758,189	3,956,146

Noncurrent liabilities
Loans and financing	15	8,809,134	7,532,661	6,794,148
Taxes payable		-	-	18,363
Deferred Cofins and PASEP		129,849	123,731	114,106
Provisions	18 (a)	549,008	624,071	807,759
Pension obligations	19 (b)	2,327,016	2,592,550	2,016,327
Public-Private Partnership – PPP	13 (j)	322,267	331,960	416,105
Program Contract Commitments	13 (d) (iv)	88,678	87,407	130,978
Other liabilities		145,160	168,766	184,358
Total noncurrent liabilities		12,371,112	11,461,146	10,482,144

Total liabilities		15,343,493	15,219,335	14,438,290

Equity	21
Capital stock		6,203,688	6,203,688	6,203,688
Capital reserve		124,255	124,255	124,255
Earnings reserves		6,736,389	5,387,634	4,217,953
Other comprehensive income		(133,531)	(458,815)	(953)
Total equity		12,930,801	11,256,762	10,544,943
Total equity and liabilities		28,274,294	26,476,097	24,983,233

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Income for the

Years ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	Note	2013	2012 Restated

Net operating income	24	11,315,567	10,737,631
Operating cost	25	(6,816,263)	(6,449,951)

Gross profit		4,499,304	4,287,680

Selling expenses	25	(637,103)	(697,252)
Administrative expenses	25	(729,117)	(717,377)
Other operating income (expenses), net	27	3,296	(23,175)
Equity results	11	2,465	(6,532)

Operating profit before financial result		3,138,845	2,843,344

Financial expenses	26	(602,910)	(578,230)
Financial income	26	386,110	333,129
Foreign exchange result, net	26	(266,446)	(50,571)

Financing cost, net		(483,246)	(295,672)

Profit before income tax and social contribution		2,655,599	2,547,672
Income tax and social contribution
Current	17 (d)	(742,578)	(593,743)
Deferred	17 (d)	10,538	(42,029)
		(732,040)	(635,772)
Profit for the year		1,923,559	1,911,900
Earnings per share - basic and diluted (in reais)	22	2.81	2.80

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Comprehensive Income for the

Years ended December 31, 2013 and 2012

Amounts in thousands of reais

	Note	2013	2012 Restated
Profit for the year		1,923,559	1,911,900
Other comprehensive income		325,284	(457,862)
Items which will not be subsequently reclassified to the statement of income:
Actuarial gains and (losses) on defined benefit plans	19 (b)	325,284	(457,862)
Total comprehensive income for the year		2,248,843	1,454,038

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Changes in Equity for the

Years ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

				Earnings Reserves
	Note	Capital stock	Capital Reserve	Legal Reserve	Investments Reserve	Additional proposed dividend	Retained earnings	Other Comprehensive income	Total
Balances as of December 31, 2011 –as originally published		6,203,688	124,255	521,219	3,408,591	288,143	-	-	10,545,896
Recognition of actuarial liability CPC 33 (R1) / IAS 19, net of taxes		-	-	-	-	-	-	(953)	(953)
Balances as of December 31, 2011 - restated		6,203,688	124,255	521,219	3,408,591	288,143	-	(953)	10,544,943
Net income for the year		-	-	-	-	-	1,911,900	-	1,911,900
Actuarial gains (losses)	19 (b)	-	-	-	-	-	-	(457,862)	(457,862)
Total comprehensive income for the year		-	-	-	-	-	1,911,900	(457,862)	1,454,038
Legal reserve	21 (e)	-	-	95,595	-	-	(95,595)	-	-
Interest on shareholders' equity (R$ 1.99 per share)	21 (c)	-	-	-	-	-	(454,076)	-	(454,076)
2011 additional dividends, approved (R$ 1.26 per share)		-	-	-	-	(288,143)	-	-	(288,143)
Additional proposed dividends		-	-	-	-	80,201	(80,201)	-	-
Transfer to investments reserve		-	-	-	1,282,028	-	(1,282,028)	-	-
Balances as of December 31, 2012 - restated		6,203,688	124,255	616,814	4,690,619	80,201	-	(458,815)	11,256,762

Net income for the year		-	-	-	-	-	1,923,559	-	1,923,559
Actuarial gains (losses)	19 (b)	-	-	-	-	-	-	325,284	325,284
Total comprehensive income for the year		-	-	-	-	-	1,923,559	325,284	2,248,843
Legal reserve	21 (e)	-	-	96,178	-	-	(96,178)	-	-
Interest on shareholders’ equity (R$0.6684 per share)	21 (c)	-	-	-	-	-	(456,845)	-	(456,845)
2012 additional dividends, approved (R$ 1.99 per share)		-	-	-	-	(80,201)	-	-	(80,201)
Additional proposed dividends		-	-	-	-	80,620	(80,620)	-	-
Withholding income tax on interest on shareholders’ equity attributed as minimum mandatory dividends		-	-	-	-	(37,758)	-	-	(37,758)
Transfer to investments reserve		-	-	-	1,289,916	-	(1,289,916)	-	-
Balances as of December 31, 2013		6,203,688	124,255	712,992	5,980,535	42,862	-	(133,531)	12,930,801

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Cash Flows for the

Years ended December 31, 2013 and 2012

Amounts in thousands of reais

	December 31, 2013	December 31, 2012 Restated
Cash flow from operating activities
Profit before income tax and social contribution	2,655,599	2,547,672
Adjustments for:
Depreciation and amortization	871,073	738,525
Residual value of property, plant and equipment and intangible assets written-off	28,498	12,059
Allowance for doubtful accounts	103,864	192,236
Provisions and inflation adjustment	202,730	201,196
Interest calculated on loans and financing payable	390,039	404,196
Inflation adjustment and foreign exchange gains (losses) on loans and financing	340,492	85,122
Interest and inflation adjustment losses	18,401	24,553
Interest and inflation adjustment gains	(7,671)	(12,862)
Financial charges from customers	(234,138)	(171,481)
Margin on intangible assets arising from concession	(50,248)	(50,072)
Provision for Consent Decree (TAC)	22,518	57,332
Indemnities receivable	-	60,295
Equity results	(2,465)	6,532
Provision from São Paulo agreement	3,168	2,466
Provision for defined contribution plan	9,167	5,728
Pension obligations	260,003	213,747
Other adjustments	(33,576)	34,772
	4,577,454	4,352,016
Changes in assets
Trade accounts receivable	(11,515)	56,003
Accounts receivable from related parties	5,586	60,450
Inventories	(6,133)	(8,858)
Recoverable taxes	31,016	(29,758)
Escrow deposits	(1,669)	1,020
Other accounts receivable	(13,868)	(77,613)
Changes in liabilities
Trade payables and contractors	(15,454)	(16,898)
Services received	(65,883)	5,975
Accrued payroll and related charges	47,594	(33,502)
Taxes and contributions payable	(146,664)	(47,800)
Deferred Cofins/Pasep	6,118	9,625
Provisions	(211,502)	(583,871)
Pension obligations	(158,442)	(140,115)
Other liabilities	(59,211)	(53,086)
Cash generated from operations	3,977,427	3,493,588
Interest paid	(533,362)	(589,189)
Income tax and social contribution paid	(666,883)	(561,158)
Net cash generated from operating activities	2,777,182	2,343,241
Cash flows from investing activities
Acquisition of intangibles	(2,305,031)	(2,008,699)
Restricted cash	54,644	34,752
Investment increase	(369)	(5,372)
Purchases of tangible assets	(30,743)	(17,377)
Net cash used in investing activities	(2,281,499)	(1,996,696)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Cash Flows for the

Years ended December 31, 2013 and 2012

Amounts in thousands of reais                                                                                                                                                                                                                            (continued)

	December 31, 2013	December 31, 2012 Restated

Cash flows from financing activities
Loans and financing
Proceeds from loans	1,779,529	1,620,852
Repayments of loans	(1,780,673)	(1,518,240)
Payment of interest on shareholders' equity	(498,669)	(578,705)
Public-Private Partnership – PPP	(13,809)	(40,285)
Program Contract Commitments	(116,034)	(56,272)
Net cash used in financing activities	(629,656)	(572,650)

Decrease in cash and cash equivalents	(133,973)	(226,105)

Represented by:

Cash and cash equivalents at beginning of the year	1,915,974	2,142,079
Cash and cash equivalents at end of the year	1,782,001	1,915,974
Decrease in cash and cash equivalents	(133,973)	(226,105)

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statement of Value Added for the

Years ended December 31, 2013 and 2012

Amounts in thousands of reais

	Note	2013	2012 Restated
Revenues
Operating income	24 (a)	9,540,021	8,926,737
Other income		64,272	75,721
Construction of assets	13 (c)	2,444,735	2,464,482
Allowance for doubtful accounts	8 (c)	(103,864)	(192,236)
		11,945,164	11,274,704
Inputs purchased from third parties
Operating and construction costs		(4,121,605)	(3,961,486)
Materials, electricity, outsourced services, and other		(631,894)	(676,063)
Other operating expenses	27	(54,086)	(91,539)
		(4,807,585)	(4,729,088)
Gross value added		7,137,579	6,545,616
Retentions
Depreciation and amortization	25	(871,073)	(738,525)
Value added generated by the Company		6,266,506	5,807,091
Value added received in transfer
Equity in the earnings of subsidiaries		2,465	(6,532)
Financial income		387,505	333,124
		389,970	326,592
Total value added to distribute		6,656,476	6,133,683

Value added distribution
Personnel
Direct compensation		1,179,618	1,051,453
Benefits		466,760	406,443
Severance Indemnity Fund for Employees (FGTS)		108,388	124,699
		1,754,766	1,582,595
Taxes, fees and contributions
Federal		1,747,351	1,584,972
State		57,311	51,686
Municipal		30,181	28,333
		1,834,843	1,664,991
Lenders and lessors
Interest, exchange and monetary variations		1,075,763	911,812
Rentals		67,545	62,385
		1,143,308	974,197
Shareholders
Interest on shareholders’ equity	21 (c)	456,845	454,076
Retained earnings		1,466,714	1,457,824
		1,923,559	1,911,900
Value added distributed		6,656,476	6,133,683

The accompanying notes are an integral part of these financial statements.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

1              Operational context

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services in the State of São Paulo, as well as it supplies treated water on a wholesale basis.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The objective set in the new vision of SABESP is to be recognized as the company that ensured universal access to water and sewage services in its marketplace,  in a sustainable and competitive manner, with excellence in customer service.

On December 31, 2013, the Company operated water and sewage services in 363 municipalities of the State of São Paulo. Most of these municipalities operations are based on 30-year concession, program and services contracts. The Company has two partial contracts with the municipality of Mogi das Cruzes; however, since most of municipality is serviced by wholesale, it was not included in the 363 municipalities. On December 31, 2013, the Company had 365 contracts.

SABESP is not temporarily operating in some municipalities due to judicial orders. The lawsuits in progress refer to Iperó, Cajobi, Álvares Florense, Macatuba and Embaúba, and the carrying amount of these municipalities' intangible assets was R$11,351 as of December 31, 2013.

As of December 31, 2013, 61 concession agreements had expired and are being negotiated. From  2014 to 2034, 38 concession agreements will expire. Management believes that concession agreements expired and not yet renewed will result in new contracts, disregarding the risk of discontinuity in the provision of municipal water supply and sewage services. By December 31, 2013, 266 program and services contracts were signed (258 contracts on December 31, 2012).

As of December 31, 2013, the carrying amount of the underlying assets used in the 61 concessions of the municipalities under negotiation totaled R$5,972,414, accounting for 25.05% of total, and the related revenue for the year then ended totaled R$1,930,348 on December 31, 2013, accounting for 16.11% of total.

The Company's operations are concentrated in the municipality of São Paulo, which represents 51.75% of the gross revenues on  December 31, 2013 (51.21% in December 2012) and 42.46% of intangible assets (43.51% in December 2012).

On June 23, 2010, the State of São Paulo, the Municipality of São Paulo, the Company and the regulatory agency “Sanitation and Energy Regulatory Agency – ARSESP” signed an agreement to share the responsibility for water supply and sewage services to the Municipality of São Paulo based on a 30-year concession agreement. This agreement is extendable for another 30 years, pursuant to the law. This agreement sets forth SABESP as the exclusive service provider and designates ARSESP as regulator, establishing prices, controlling and monitoring services.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Also, on June 23, 2010, the State of São Paulo, the city of São Paulo and SABESP signed the “Public service provision agreement of water supply and sewage services”, a 30-year concession agreement which is extendable for another 30 years. This agreement involves the following activities:

i. protection of the sources of water in collaboration with other agencies of the State and the City;

ii. capture, transport and treat of water;

iii. collect, transport, treatment and final dispose of  sanitary sewage; and

iv. adoption of other actions of basic and environmental sanitation.

In the municipality of Santos, in the Santos coast region, which has a significant population, the Company operates under an authorization by public deed, a situation similar to other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it. As of December 31,   2013 the carrying amount of the municipality of Santos’ intangible assets was R$340,530 (R$328,693 in December 2012) and gross revenue in the year ended December 31, 2013 was R$249,393 (R$202,103 in December 2012).

Article 58 of Law 11,445/07 determines that precarious and expired concessions, as well as those effective for an undetermined period of time, including those that do not have an instrument formalizing them, will be valid until December 31, 2010. However, Article 2 of Law 12,693 of July 24, 2012 allows program agreements to be executed until December 31, 2016.

The Company’s Management understands that the concession agreements not yet renewed are valid and are governed by Laws 8,987/95 and 11,445/07, including those municipalities served without an agreement.

Public deeds are valid and governed by the Brazilian Civil Code.

The Company's shares have been listed in the Novo Mercado (New Market) segment of BM&FBovespa under the ticker symbol SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under the SBS code, since May 2002. In 2007, SABESP adhered to the Corporate Sustainability Index, or ISE of BM&FBovespa, which reflects the high level of commitment with sustainable development and social practices.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho and Attend Ambiental. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees.

The financial statements were approved by the Board of Directors on March 27, 2014.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

2             Basis of preparation and presentation of the financial statements

The financial statements of the Company have been prepared in accordance with the IFRS, issued by the International Accounting Standards Board – IASB), and the accounting practices adopted in Brazil and issued by the Brazilian Pronouncements Committee – CPC. These Brazilian accounting policies applied in the financial statements are different from the International Financial Reporting Standards - IFRS in the valuation of the joint controlled entities by equity method, since in IFRS the valuation should be at cost or fair value.

The financial statements have been prepared under the historical cost except for certain financial instruments which were measured at fair value according to IFRS.

The preparation of financial statements in conformity with IFRS and CPC’s requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree to judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described in Note 5.

3             Summary of Significant Accounting Practices

Main accounting policies applied in the preparation of these financial statements are defined below. These policies have been applied consistently in all years presented.

3.1  Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, other short-term highly liquid investments with original maturities less than three months as of the investment date, with an insignificant risk of changing value, as well as current account overdrafts.

3.2  Financial instruments

Classification

The Company classifies its financial assets according to the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. On December 31, 2013 and 2012, the Company did not have financial assets classified under the fair value through profit or loss, held-to-maturity and available-for-sale financial instruments category.

Financial assets calculated at fair value through profit or loss

These are financial assets held for trading. A financial asset is classified into this category when mainly acquired for sale purposes in the short term. These assets are classified as current assets. Gains or losses arising from changes in the fair value of financial assets measured at fair value through profit or loss are presented in the statement of income in 'Financial income' or 'Financial expenses' in the period they occur, unless the instrument has been contracted in connection to another transaction. In this case, changes are recognized in the same line item of income affected by this transaction.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Loans and receivables

These comprise receivables which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. Loans and receivables are presented in current assets or liabilities, except for those with maturity of more than 12 months after the statement of financial position date (these are classified as noncurrent assets or liabilities). The Company's loans and receivables include cash and cash equivalents, balances of trade accounts receivable, accounts receivable from related parties, other accounts receivables, receivables from the Water National Agency – ANA, contractors and suppliers, loans and financing, services payable, balances payable from public-private partnership (PPP), and program contract commitments. Loans and receivables are recorded at fair value and subsequently at amortized cost, under the effective interest rate method.

3.3  Operating income

(a)         Revenue from water and sewage services

Revenue from water supply and sewage collection are recognized as the water is consumed and services are provided. Revenues, including the revenues unbilled, are recognized at the fair value of the consideration received or receivable for the sale of those services. Revenue is shown net of value-added tax, rebates and discounts. Revenues from unbilled represent incurred revenues in which the services were provided, but not yet billed until the end of the each period. Water supply and sewage services are recorded as trade accounts receivable based on monthly estimates of the completed services. Concerning revenues of wholesale municipal governments which do not pay the full invoice, the Company records an allowance for doubtful accounts upon invoicing in revenue reduction account.

The Company recognizes revenue when: i) products are delivered or services are rendered; ii) the amount of revenue can be reliably measured, iii) it is probable that future economic benefits will flow to the Company and iv) it is probable that the amounts will be collected. The amount of revenue is not considered to be reliably measurable until all conditions relating to the sale have been satisfied. Amounts in dispute are recognized as revenue when collected.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(b)         Construction revenue

Revenue from concession construction contracts is recognized in accordance with CPC 17 (R1) and IAS 11 (Construction Contracts), using the percentage-of-completion method, provided that the applicable conditions for application are fulfilled. The percentage of completion is calculated from the ratio of the actual costs incurred on the balance sheet date to the planned total costs (cost-to-cost method). Revenue from cost plus contracts is recognized by reference to the construction costs incurred during the period plus a fee earned. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added to the construction costs incurred and the total is recognized as construction revenue.

3.4  Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are amounts due from customers for services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as noncurrent assets.

The Company records an allowance for doubtful accounts for receivable balances in an amount that is deemed by management to be sufficient to cover probable losses in accounts receivable, based on the analysis of the history of receipts and current guarantees and it does not expect to incur in additional significant losses.

3.5  Inventories

Inventories of supplies for consumption and maintenance of the water and sewage systems are stated at the lower of average cost of acquisition or realizable value, and are classified in current assets.

3.6 Investment Properties

The investment properties are recorded at the acquisition or construction cost, less accumulated depreciation, calculated by the straight-line method at rates that consider the estimated useful life of assets. Expenditures related to repairs and maintenance are recorded in the statement of income when incurred.

The Company also maintains few assets for indeterminate use in the future, i.e., it is not defined if the Company will use the property in the operation or sell the property in the short term during the ordinary course of business.

3.7  Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities not composing the assets, subject-matter of the concession agreements. Those assets are stated at historical acquisition or construction cost less depreciation, net of impairment charge, when necessary. Interest, other financial charges and inflationary effects deriving from financing effectively applied to construction in progress are recorded as cost of respective property, plant and equipment.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Subsequent costs included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of income during the financial period in which they were incurred.

Depreciation is calculated using the straight-line method to allocate their cost and is described in Note 14(c). Lands are not depreciated.

Residual values and the useful life of assets are revised and adjusted, where applicable, at the end of each year.

Gain and losses on disposals are determined by the difference between the proceeds with the carrying amount and are recognized within other operating income (expenses) in the statement of income.

3.8  Intangible assets

Intangibles are stated at acquisition cost and/or construction of the underlying assets, including construction margin, interest and other financial charges capitalized during the construction period, in this case, for the qualifying assets. Qualifying assets are assets that, necessarily, take a substantial period to get ready for its intended use or sale. The Company considers that substantial period means a period greater than 12 months. This period was established by considering the completion period of the majority of its constructions which is greater than 12 months, which corresponds to one fiscal year of SABESP.

The intangible has its amortization initiated when the intangible assets are available for use in location and the necessary condition established by the Company.

The amortization of intangible assets reflects the period over the expected future economic benefits generated by the intangible asset are consumed by the Company and can be the period of the contract or the useful life of the asset.

The amortization of the intangible assets is discontinued when the asset is totally consumed or it is disposed of, whatever occurs first.

Donations in assets to the concession grantor received from third parties and governmental entities to allow the Company to render water and sewage supply services are not recorded in the Company’s financial statements, since these assets are controlled by the concession grantor.

Financial resources received as donations for the construction of infrastructure are recorded under “Other operating income”.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(a)         Concession arrangements/programs

The Company operates concession agreements including the rendering of basic sanitation, environmental, water supply and sewage collection services signed with the concession grantor. The infrastructure used by SABESP subject to service concession arrangements is considered to be controlled by the concession grantor when:

(i)        The grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

(ii)       The grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

SABESP's rights over infrastructure operated under concession arrangements is accounted for as an intangible asset as SABESP has the right to charge for use of the infrastructure assets, and users (consumers) have the primary responsibility to pay SABESP for the services.

The fair value of construction and other work on the infrastructure is recognized as revenue, as its fair value, when the infrastructure is built, provided that this work is expected to generate future economic benefits. The accounting policy to recognize construction revenue is described in Note 3.3 “Operating income”.

Intangible assets related to Concession agreements and Program contracts, when there is no right to receive the residual value of the assets at the end of the contract, are amortized on a straight-line basis over the period of the contract, or the useful life of the underlying asset, whichever occurs first.

Investments made and not recovered through rendering of services, within the agreement term, must be indemnified by the concession grantor, (1) with cash or cash equivalents or also, in general (2) with the contract extension. These investments are amortized by the useful life of asset.

Law 11,445/07 indicates, whenever possible, that basic sanitation public utilities will have the economic and financial sustainability ensured through the remuneration due to service collection, preferably as tariffs and other public prices, which may be established for each service or both jointly. Therefore, investments made and not recovered through services rendered, within original term of the contract, are recorded as intangible assets and amortized by the useful life of the asset, taking into consideration a solid track record of concession renewal and, therefore, the continuity of services.

(b)           Software licenses

Software licensing is capitalized based on the acquisition costs and other implementation costs. Amortizations are recorded according to the useful lives and the expenses associated with maintaining these are recognized as expenses when incurred.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

3.9  Impairment of non-financial assets

Property, plant and equipment, intangibles and other noncurrent assets with definite useful lives, are yearly reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company does not record assets with indefinite useful life and assessed that there are no indications of impairment losses.

3.10  Trade accounts payable and contractors

Accounts payable to contractors and suppliers are obligations to pay for goods or services purchased from suppliers in the ordinary course of business and are classified as current liabilities if the payment is due in the period up to one year. Otherwise, the accounts payable are presented as noncurrent liabilities and are initially measured at fair value, which generally correspond to the bill and subsequently at amortized cost.

3.11  Loans and financing

Borrowings are initially recognized at fair value, upon receipt of funds, net of transaction costs. Subsequently, borrowings are stated at amortized cost, as presented in Note 15. Loans and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Nonconvertible debentures issued by the Company are recognized in a similar manner to borrowings.

3.12  Borrowing costs

Borrowing costs attributable to acquisition, construction or production of an asset, which, necessarily, requires a substantial time period to be ready for use or sale are capitalized as part of the cost of these assets. Other borrowing costs are recognized as expenses in the period they are incurred. Borrowing costs are interest rates and other charges incurred by the Company related to loans, including exchange variation, as described below.

The capitalization occurs during the period in which the asset has been built, considering the weighted average rate of loans effective on the capitalization date.

For foreign currency-denominated loans or financing, the Company analyzes them as if they were contracted in local currency, restricting the capitalization of interest and/or exchange variation by the amount that would be capitalized if these were contracted in the domestic market.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

3.13  Payroll and related charges

Salaries include an accrual for vacations and the 13th salary and additional payments negotiated in collective labor agreements plus related charges and are recorded on the accruals basis.

3.14  Profit sharing

The Company's profit sharing plan for its employees is based on targets of the Company as a whole, and based on the performance of each business unit. The Company recognizes a provision when it is contractually required or when there is a practice in the past that created a constructive obligation. The accrual for profit sharing is recorded on the accrual basis period as operating expenses and operating cost.

3.15  Provisions, legal liabilities, escrow deposits, securities deposits and contingent assets

Provisions related to claims are recognized when: i) the Company has a present legal or constructive obligation as a result of past events; ii) it is probable that an outflow of resources will be required to settle the obligation; and iii) the amount can be reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

Provisions are measured at the present value of the disbursements expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

For financial statement presentation purposes, the provision is stated net of the related escrow deposits based on the legal right to offset. The bases and the nature of the provisions for civil, tax, labor and environmental risks are described in Note 18.

Escrow deposits not linked to related liabilities are recorded in noncurrent assets. Escrow deposits are restated for inflation.

Contingent assets are not recognized in the books.

3.16  Environmental costs

Costs related to ongoing environmental programs are expensed in the income statement, when there is any indication of an event. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

3.17  Income taxes – current and deferred

Income taxes expenses comprise current and deferred income tax and social contribution.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

For information about the Transition Tax Regime (RTT) and Provisional Measure 627/2013, see Note 17 (e) and (f), respectively.

Current tax

The provision for income tax and social contribution is based on the taxable income for the year. The income tax was accrued at rate 15%, plus 10% surtax on taxable income exceeding R$ 240. The social contribution was accrued at rate 9% over adjusted net income. Taxable income differs from net income (profit presented in the statement of income), because it excludes income and expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. Income tax and social contribution are accrued based on legislation in place in the end of the year. Management periodically evaluates and measures the positions taken in the income tax return with respect to situations in which applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements, according to CPC 32 and IAS 12. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction that at the time of the transaction affects neither accounting nor taxable profit nor loss, except for business combinations. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax and social contribution assets are recognized only to the extent that it is probable that future taxable profit will be available for which temporary differences can be utilized and tax losses can be carryforward.

Deferred taxes assets and liabilities are offset when there is a legally enforceable right of offsetting current tax assets against current tax liabilities and when deferred income tax assets and liabilities are related to income taxes levied by same tax authority over the tax entity.

3.18     Taxes on revenues

Revenues from water and sewage services are recognized on accrual basis for PASEP and Cofins, calculated at the rates of 1.65% and 7.60%, respectively. Taxes levied on billed amounts to public entities are due when bills are received.

As these taxes are calculated by the non-cumulativeness regime and presented net of tax credits, as deductions from gross revenues. Debts measured on “other operating income” are presented as deductions from the respective operating income or expense.

3.19  Pension obligations

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(a)      Defined benefit

The Company makes contributions to defined benefit plans on a contractual basis and sponsored thereby, managed by Fundação Sabesp de Seguridade Social – SABESPREV, a supplementary private pension closely-held entity. The regular contributions are recognized in the statement of income for the period.

Liabilities from defined benefit pension plan obligations correspond to the present value of the defined benefit obligation at balance sheet date, less the fair value of the plan assets. The defined benefit obligation (G1) and (G0) are calculated on an annual basis by independent actuaries, using the projected unit credit method. The estimated future cash outflows is discounted to its present value, using the interest rates of Government bonds with maturities that approximate the maturity of the related liability.

Referring to actuarial gains and losses deriving from adjustments based on the experience and changes in actuarial assumptions are directly recorded under equity, as other comprehensive income (OCI), so that the plan's net assets or liabilities are recognized in the statement of financial position in order to reflect the full amount of plan’s deficit or surplus.

The expenses related to pension plan are recognized in profit and loss of the year as operating cost, selling expenses or administrative expenses, according to employee’s allocation.

In an event where a curtailment relates to only some of the employees covered by a plan, or where only part of an obligation is settled, the gain or loss includes a proportionate share of the past service cost and actuarial gains and losses.  The proportionate share is determined on the basis of the present value of the obligations before and after the curtailment or settlement.

(b)      Defined contribution

The Company makes contributions to defined contribution plans (Sabesprev Mais) on a contractual basis and sponsored thereby, managed by Fundação Sabesp de Seguridade Social – SABESPREV, a supplementary private pension closely-held entity that provides post-employment benefits to its employees.

A defined contribution plan is a pension plan according to which the Company makes fixed contributions to a separate entity. The Company has no obligation of making contributions if the fund has no sufficient funds to pay to all employees the benefits related to employee’s services in current and previous period.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

3.20  Financial income and expenses

Financial income is primarily comprised of interest, inflation adjustments and exchange variations on escrow deposits and negotiations with customer to pay by installments, using the effective interest rate method.

Financial expenses are primarily comprised of interest, inflation adjustments and exchange variations on loans and financing, refinancing, provisions, public-private partnership, program contract commitments and provisions. These financial income and expenses are calculated using the effective interest rate method.

Inflation adjustments and foreign exchange gains and losses derive from the collection or payment to third parties, as contractually required by law or court decision, and recognized on an accrual basis pro rata temporis.

Inflation adjustments included in the agreements are not considered embedded derivatives, since they are deemed as inflation adjustment rates for the Company’s economic scenario.

3.21  Leases

Lease agreements are classified as financial lease when property, risks and rewards inherent to the ownership of asset to the lessee are transferred. Other leases are classified as operational lease, recognized as expenses in the statement of income on a straight-line basis during the lease term.

Financial lease agreements are measured based on the lower amount between the present value of minimum mandatory payments of the agreement or fair value of asset on the start date the lease agreement. The amounts payable deriving from considerations of financial lease agreements are recognized and allocated between financial expenses and amortization of financial lease payables so that to obtain a constant interest rate. The corresponding lessor’s liability is recorded as current and noncurrent debt.

3.22  Other current and noncurrent assets and liabilities

Other assets are stated at cost of acquisition, net of any impairment loss, where applicable. The amounts recognized as other liabilities are stated at known or estimated amounts, including, where applicable, related charges and monetary variations.

3.23  Dividends and Interest on Shareholders' Equity

The Company uses the tax benefits of distributing dividends as interest on shareholders' equity, as permitted by Brazilian Law. This distribution of dividend is accounted for in accordance with Brazilian Law 9249/95 for tax deductibility purposes, limited to the daily pro rata fluctuation of the Long-term Interest Rate (TJLP). The benefit attributed to the shareholders is recognized in the current liability against Equity, based on its by-laws. Dividends and interest on shareholders´ equity over the minimum established in the by-laws are recognized when approved by the shareholders in the general meeting. The tax effects of the interest on shareholders’ equity are recognized in the statement of income of the year, under the same recognition basis.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

3.24  Present value adjustment

Current and noncurrent financial assets and liabilities are adjusted to present value based on discount rate at current market rate as of the transaction date, when the effects are relevant.

3.25  Statements of value added (DVA)

The purpose of the statement of value added is to present the wealth generated and distributed by the Company as required by the accounting practices adopted in Brazil and reported as supplementary information to the financial statements for the purposes of IFRS.

The DVA was prepared based on information obtained in the accounting books, which is the base to prepare the financial statements. In its first part is presented the wealth generated by the Company representing revenues (gross revenue, including taxes on revenues, other revenues and the effects of the allowance for doubtful account), by services and products acquired from third party (cost of sales and material purchases, electricity and outsourced services, the effects of losses and recoverable of assets, depreciation and amortization) and by value added received from third parties (equity share of investment in investee, financial income and other revenues). The second part of the DVA present the distribution of the wealth segregated in employees, taxes, fees and contributions, lenders and lessors and shareholders.

3.26 Segment reporting

Operating segments are reported in a manner consistent with the Management internal reporting to make strategic decisions, allocate resources and evaluate the operating segment performance.

Based on how the Company treats its business and how decision-making of resources allocation is made, two operating segments (water and sewage) were stated for financial reporting purposes. The segment reporting is detailed in Note 23.

3.27  Translation into foreign currency

(a)      Functional and reporting currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the company operates ("the functional currency"). The financial statements are presented in Brazilian reais  (R$), which is also the Company's functional and presentation currency. All financial information presented has been presented in reais, except where indicated.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(b)      Foreign currency translation

Foreign currency-denominated transactions are translated into Brazilian reais  using the exchange rates prevailing at the transaction dates. Balance sheet accounts are translated at the exchange rate prevailing at balance sheet date.

Foreign exchange gains and losses resulting from the settlement of these transactions and the translation of foreign currency-denominated cash assets and liabilities are recognized in foreign exchange result in the statement of income, except for loans and financing referring to property, plant and equipment or intangible assets in progress, where foreign exchange gains and losses are recognized as corresponding entry to the asset while construction is in progress.

4             Changes in accounting practices and disclosures

       4.1  New standards, amendments and interpretations effective for periods beginning on or after January 1, 2013

       New standards and reviews

Standard	Key requirements	Effectiveness date

Amendments to IFRS 7 – Financial Instruments: Disclosures CPC 40 (R1)

The amendments to IFRS 7 increase the disclosure requirements of transactions involving the financial assets. These amendments aim at providing greater transparency to risk exposures when a financial asset is transferred, but the transferor still retains certain level of exposure on the asset. The amendments also require the disclosure of transfer of financial assets when not equally distributed in the year.

January 1, 2013
IFRS 10 – Consolidated Financial Statements (it replaces parts of IAS 27 and SIC 12) CPC 36 (R3)

Pursuant to IFRS 10, there is only one basis of consolidation for all entities, i.e., the control. This change removes the inconsistency between the previous version of IAS 27 and SIC 12; the former applied the concept of control, while the latter emphasized the concept of risks and benefits.

It includes a more detailed definition of control to solve the summarized definition of control from previous version of IAS 27. The definition of control under IFRS 10 includes the following three elements:

i)   power on investee;

ii) exposure, or rights, to variable returns of activities with investee; and

iii) capacity of using the power over investee to affect the value of return on investments.

January 1, 2013

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

IFRS 11 – Joint Arrangements (it replaces IAS 31 and SIC 13) CPC 19 (R2)

The definition of joint arrangement according to the new standard is the same of previous one, except for the fact that the new definition emphasizes the investee’s relevant activities instead of only the investee’s operating and financial activities. This new approach is in line with the definition of control under IFRS 10.

It discusses how a joint arrangement in which two or more parties own the joint control of an agreement should be classified. There are two types of joint arrangements under IFRS 11: joint arrangements and joint ventures. These two types of joint arrangements are differentiated by the parties’ rights and obligations.

January 1, 2013
IFRS 12 – Disclosure of Interests in Other Entities CPC 45

This is a new standard which defines the disclosures to be included in the financial statements when the entities hold interest in subsidiaries, joint arrangements, associated companies or non-consolidated structured entities (similar to special purposes entities under SIC 12).

January 1, 2013
IFRS 13 – Fair Value Measurement CPC 46

It presents a new definition of fair value. Pursuant to IFRS 13, the fair value is defined as the price that would be received upon sale of an asset or paid when transferring a liability in a transaction in the main market on the measurement date, according to current market conditions, regardless if this price is directly observable or estimated by means of another valuation technique.

January 1, 2013
IAS 19 – Employee benefits CPC 33 (R1)

The amendments to IAS 19 change the accounting for defined benefit plans and severance pay. The most relevant change refers to the accounting for changes in defined benefit liabilities and plan assets. The amendments require the recognition of changes in defined benefit liabilities and in the fair value of plan assets as they occur, and therefore, remove the “corridor approach” allowed in the previous version of IAS 19 and speed up the recognition of past cost of services. The amendments require that all actuarial gains and losses are immediately recognized in other comprehensive income, so that the pension plan’s net assets or liabilities are recognized in the statement of financial position in order to reflect the full amount of plan’s deficit or surplus.

January 1, 2013
IAS 27 – Separate Financial Statements CPC 35 (R2)	The reviewed standard only refers to separate financial statements. Most of requirements were maintained in relation to the previous standard.	January 1, 2013
IAS 28 –Investments in Associated Companies and Joint Ventures CPC 18 (R2)

Likewise the previous standard, the new standard gives instructions on how to apply the equity method. However, the scope of reviewed standard was amended in order to treat the investments in joint ventures and due to the fact that IFRS 11 requires that these investments are accounted for by the equity method.

January 1, 2013

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

The new rules, amendments or interpretations of the rules which resulted in effects to the Company are as follows:

CPC 19 (R2)  Joint Ventures and  CPC 33 (R1) Employee Benefits

The retroactive adoption of CPCs 19 (R2) and 33 (R1) for the fiscal year ended December 31, 2012 had the following adjustments:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2012
	Original	Effects of CPC 19 (R2) (a)	Effects of CPC 33 (R1) (b)	After adopting CPCs
Assets
Total current assets	3,336,865	(6,267)	-	3,330,598

Deferred income tax and social contribution	141,356	(5,459)	9,405	145,302
Investments	-	20,826	-	20,826
Intangible assets	21,991,922	(24,396)	-	21,967,526
Property, plant and equipment	383,383	(186,673)	-	196,710

Total noncurrent assets	23,338,928	(202,834)	9,405	23,145,499
Total assets	26,675,793	(209,101)	9,405	26,476,097

	December 31, 2012
	Original	Effects of CPC 19 (R2) (a)	Effects of CPC 33 (R1) (b)	After adopting CPCs
Liabilities and equity
Total current liabilities	3,797,370	(39,181)	-	3,758,189

Loans and financing	7,701,929	(169,268)	-	7,532,661
Pension obligations	2,124,330	-	468,220	2,592,550
Total noncurrent liabilities	11,162,846	(169,920)	468,220	11,461,146

Total liabilities	14,960,216	(209,101)	468,220	15,219,335

Total equity	11,715,577	-	(458,815)	11,256,762
Total liabilities and equity	26,675,793	(209,101)	9,405	26,476,097

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2012
	Original	Effects of CPC 19 (R2) (a)	Effects of CPC 33 (R1) (b)	After adopting CPCs
Statement of income
Net operating income	10,754,435	(16,804)	-	10,737,631
Operating costs	(6,465,398)	15,447	-	(6,449,951)
Selling expenses	(697,874)	622	-	(697,252)
Administrative expenses	(726,128)	8,751	-	(717,377)
Other operating income (expenses), net	(19,775)	(3,400)	-	(23,175)
Equity accounting	-	(6,532)	-	(6,532)

Operating profit	2,845,260	(1,916)	-	2,843,344

Financial expenses, net	(301,356)	5,684	-	(295,672)

Income tax and social contribution	(632,004)	(3,768)	-	(635,772)

Profit for the year	1,911,900	-	-	1,911,900

	December 31, 2012
	Original	Effects of CPC 19 (R2) (a)	Effects of CPC 33 (R1) (b)	After adopting CPCs
Statement of comprehensive income
Profit for the year	1,911,900	-	-	1,911,900

Other comprehensive income	-	-	(457,862)	(457,862)
. Items which will not be subsequently reclassified to the statement of income:
Actuarial gains (losses) on defined benefit plans	-	-	(457,862)	(457,862)

Total comprehensive income for the year	1,911,900	-	(457,862)	1,454,038

	December 31, 2012
	Original	Effects of CPC 19 (R2) (a)	Effects of CPC 33 (R1) (b)	After adopting CPCs
Statement of cash flows

Net cash deriving from operating activities	2,336,220	7,021		2,343,241
Net cash from investing activities	(1,998,778)	2,082		(1,996,696)
Net cash from financing activities	(566,253)	(6,397)		(572,650)

Increase (decrease) in cash and cash equivalents	(228,811)	2,706		(226,105)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2012
	Original	Effects of CPC 19 (R2) (a)	Effects of CPC 33 (R1) (b)	After adopting CPCs
Statement of value added
Revenue	11,296,137	(21,433)	-	11,274,704
Inputs acquired from third parties	(4,746,388)	17,300	-	(4,729,088)
Depreciation and amortization	(740,147)	1,622	-	(738,525)
Equity in the earnings of subsidiaries	-	(6,532)	-	(6,532)
Financial income	332,045	1,079	-	333,124

Total value added to distribute	6,141,647	(7,964)	-	6,133,683

Value added distribution
Personnel	1,586,553	(3,958)	-	1,582,595
Taxes, fees and contributions	1,675,728	(10,737)	-	1,664,991
Lenders and lessors	967,466	6,731	-	974,197
Shareholders	1,911,900	-	-	1,911,900

Value added distributed	6,141,647	(7,964)	-	6,133,683

	January 1, 2012
	Original	Effects of CPC 19 (R2) (a)	Effects of CPC 33 (R1) (b)	After adopting CPCs
Assets
Total current assets	3,725,833	(21,139)	-	3,704,694

Deferred income tax and social contribution	179,463	(1,537)	(35,323)	142,603
Other accounts receivable	39,933	(4,899)	-	35,034
Investments	-	21,986	-	21,986
Intangible assets	20,141,677	(15,956)	-	20,125,721
Property, plant and equipment	356,468	(174,883)	-	181,585

Total noncurrent assets	21,489,151	(175,289)	(35,323)	21,278,539
Total assets	25,214,984	(196,428)	(35,323)	24,983,233

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	January 1, 2012
	Original	Effects of CPC 19 (R2) (a)	Effects of CPC 33 (R1) (b)	After adopting CPCs
Liabilities and equity
Total current liabilities	3,968,668	(12,522)	-	3,956,146

Loans and financing	6,966,285	(172,137)	-	6,794,148
Deferred Cofins andPasep	114,957	(851)	-	114,106
Pension obligations	2,050,697	-	(34,370)	2,016,327
Other liabilities	742,359	(10,918)	-	731,441
Total noncurrent liabilities	10,700,420	(183,906)	(34,370)	10,482,144

Total liabilities	14,669,088	(196,428)	(34,370)	14,438,290

Total equity	10,545,896	-	(953)	10,544,943
Total liabilities and equity	25,214,984	(196,428)	(35,323)	24,983,233

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(a) Adoption of CPC 19 (R2)

The joint investees (Note 11) started to be classified as joint venture and are subject to the accounting recognition by the equity method under IAS 28. This amendment implied to change the proportional consolidation to account for investment by the equity method.

The adoption of CPC 19 (R2) resulted in changes in the consolidation for investments held by the Company in Sesamm – Serviços de Saneamento de Mogi Mirim S/A, Águas de Andradina S.A., Águas de Castilho, Saneaqua Mairinque S.A., Aquapolo Ambiental S.A. and Attend Ambiental S/A.

(b)       Adoption of CPC 33 (R1)

The Company’s accounting practice until December 31, 2012 was to account for actuarial gains and losses by the “corridor” approach, where gains and losses deriving from changes in actuarial assumptions were only recognized in profit or loss to the extent they exceed the “corridor” value and amortized over the remaining estimated average life of population which holds the benefits; therefore, the actuarial gains and losses measured in a period were not recognized immediately. As a result of this method, the value recognized in liabilities differed from estimated present value of liabilities by the amount of actuarial gains and losses not yet recognized.

With the adoption of the new accounting standard, SABESP started to record in the statement of financial position the total effect of actuarial losses, net of income tax and social contribution, against other comprehensive income; i.e., without carrying through the statement of income. This accounting has been applied during 2013 interim accounting information, with retroactive effect on the Company’s financial statements for the fiscal year ended December 31, 2012 and the opening balance as at January 1, 2012.

Deferred income tax and social contribution were accounted for only for G1 plan, since the G0 plan’s expenses are not tax deductible.

Below, the reconciliation of new balance sheet balances of actuarial liabilities for the fiscal year ended December 31, 2012 and the opening balance, on January 1, 2012, affected by amendment to the standard:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2012	January 1, 2012

Balance of actuarial liabilities as per previous accounting practice - G1	577,169	538,619
Effect of adopting CPC 33 (R1)	27,663	(103,892)
Balance of actuarial liabilities after change in the accounting practice	604,832	434,727

Balance of actuarial liabilities as per previous accounting practice - G0	1,547,161	1,512,078
Effect of adopting CPC 33 (R1)	440,557	69,522
Balance of actuarial liabilities after change in the accounting practice	1,987,718	1,581,600

Total balance of actuarial liabilities after change in the accounting practice	2,592,550	2,016,327

Due to the adjustment described above deriving from the adoption of CPC 33 (R1), the balances of items “Deferred Taxes” under noncurrent assets, “pension obligations” under noncurrent liabilities and “Other comprehensive income” under equity as of December 31, 2012 and January 1, 2012, related to the previous years compared to this financial statements, were adjusted as follows:

	December 31, 2012			January 1, 2012
	Original		Restated	Original		Restated
	balance	Adjustment	balance	balance	Adjustment	balance
Noncurrent assets
Deferred taxes	135,897	9,405	145,302	177,926	(35,323)	142,603

Noncurrent liabilities
Pension obligations	2,124,330	468,220	2,592,550	2,050,697	(34,370)	2,016,327

Equity
Other comprehensive income	11,715,577	(458,815)	11,256,762	10,545,896	(953)	10,544,943

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

The adoption of CPC 33 (R1) did not imply in adjustments to the statements of income and cash flows reported in these financial statements.

IFRS 12 Disclosure of interest in other entities

It refers to the disclosure of interest in other entities, the purpose of which is to enable that users know the risks, the nature and effects on the financial statements of these entities. The disclosures included in the financial statements for the fiscal year ended December 31, 2013 are in compliance with IFRS 12.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

IFRS 13 Fair value measurement

Applicable when other IFRS pronouncements require or allow measurements or disclosures of fair value (and measurements, such as the fair value less cost of sales, based on fair value or disclosures about referred measurements). The disclosures included in the financial statements for the fiscal year ended December 31, 2013 are in compliance with IFRS 13.

4.2 New standards, amendments and interpretations to existing standards that are not yet effective

The Company did not early adopt the new and revised IFRSs below:

Amendments to IFRS 7	Financial Instruments: Disclosures[2]
IFRS 9	Financial Instruments[2]
Amendments to IFRS 10 and 12	Consolidated Financial Statements and Disclosure of Interests in Other Entities – Investment Entities [1]
Amendments to IAS 27	Separate Financial Statements – Investment Entities[1]
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities [1]

1 Effective for annual periods beginning on or after January 1, 2014.

2 Effective for annual periods beginning on or after January 1,  2015.

4.3 Financial Risk Management

4.3.1 Financial risk factors

The Company's activities are exposed to Brazilian economic scenario, expositing to market risk, such as exchange rate, interest rate, credit risk and liquidity risk. The Company’s financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company has not utilized derivative instruments in any of the periods reported.

(a)        Market risk

Foreign currency risk

SABESP’s foreign exchange exposure implies market risks associated with Brazilian real  currency fluctuations against the US dollar and yen. SABESP’s foreign currency-denominated liabilities mainly include US dollar and yen-denominated loans.

In case of Brazilian real  depreciation in relation to foreign currency in which the debt is denominated, SABESP will incur in monetary loss in relation to such debt.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

SABESP’s specific foreign currency risks are related to exposures caused by its current and noncurrent debts denominated in foreign currency.

The management of SABESP’s foreign currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated loans and financing raised in the market and related financial expenses. The Company does not maintain hedge or swap contracts or any financial instrument to hedge against this risk, but conducts an active management of debt, taking advantage of opportunities to swap expensive debts with “cheaper” debts, reducing the cost through early maturity.

A significant amount of the Company’s financial debt is indexed to the U.S. dollar and Yen, in the total amount of R$3,715,645 on December 31, 2013 (R$3,231,183 in December 2012). Below, the Company’s exposure to foreign currency risk:

	December 31, 2013		December 31, 2012 Restated
	Foreign currency	R$	Foreign currency	R$

Loans and financing – US$	1,181,256	2,767,210	1,136,274	2,321,976
Loans and financing – Yen	41,504,249	926,790	37,535,650	890,346
Interest and charges from loans and financing – US$		14,512		12,487
Interest and charges from loans and financing – Yen		7,133		6,374
Total exposure		3,715,645		3,231,183
Funding cost		(17,092)		(15,422)
Total foreign currency-denominated loans		3,698,553		3,215,761

As of December 31, 2013, if the Brazilian real had appreciated or depreciated by 10% against the US dollar and Yen with all other variables remaining constant, effects on results before taxes for the year would have been R$371,564 (R$323,118 in December 2012), lower or higher, mainly as a result of foreign exchange losses or gains on the translation of foreign currency-denominated loans.

Scenario I below presents the effect in net income for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian Real.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure on December 31, 2013 (Liabilities) in US$	1,181,256	1,181,256	1,181,256

US$ rate on December 31, 2013	2.34260	2.34260	2.34260
Exchange rate estimated according to the scenario	2.45000	3.06250	3.67500
Difference between the rates	(0.10740)	(0.71990)	(1.33240)

Effect on net financial result R$ - (loss)	(126,867)	(850,386)	(1,573,905)

Net currency exposure on December 31, 2013 (Liabilities) in Yen	41,504,249	41,504,249	41,504,249

Yen rate on December 31, 2013	0.02233	0.02233	0.02233
Exchange rate estimated according to the scenario	0.02322	0.02903	0.03484
Difference between the rates	(0.00089)	(0.00670)	(0.01251)

Effect on net financial result in R$ - (loss)	(36,939)	(278,078)	(519,218)

Total effect on net financial result in R$ - (loss)	(163,806)	(1,128,464)	(2,093,123)

(*)The probable scenario in foreign currency (US dollar and Yen) considered the average exchange rate for the 12-month period after December 31, 2013, according to BM&FBovespa.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to loans and financing.

The Company has not entered into any derivative contract to hedge against this risk; however continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the Company's loans and financing subject to variable interest rate:

	December 31, 2013	December 31, 2012 Restated

TR(i)	1,646,546	2,019,924
CDI(ii)	1,212,010	1,799,830
TJLP(iii)	990,273	845,913
IPCA(iv)	1,413,629	697,385
LIBOR(v)	1,599,815	1,243,058
Interest and charges	120,839	95,475
Total	6,983,112	6,701,585

(i) TR – Interest Benchmark Rate

(ii) CDI (Certificado de Depósito Interbancário), an interbank deposit certificate

(iii) TJLP (Taxa de Juros a Longo Prazo), a long-term interest rate index

(iv) IPCA (Ãndice Nacional de Preços ao Consumidor Amplo), a consumer price index

(v) LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed, is the mismatch between the inflation adjustment indices of its loans and financing with those of its service revenues. Water supply and sewage services tariffs do not necessarily follow the increases in the interest rates affecting the Company's indebtedness.

As of December 31, 2013, if interest rates on loans and financing denominated in Brazilian reais  had been 1% higher or lower with all other variables held constant, the effects on profit for the year before taxes would have been R$69,831 (R$67,015 in December 2012) lower or higher, mainly as a result of a lower or higher interest expense on floating rate loans and financing.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(b)      Credit risk

Credit risk arises from cash and cash equivalents, deposits in banks and financial institutions, as well as credit exposures to wholesale basis and retail customers, including outstanding accounts receivable, restricted cash, accounts receivable from related parties and indemnities. The Company is required by law to invest its funds with Banco do Brasil (rating AA+(bra)). Credit risk exposure is mitigated by sales to a dispersed customer base.

The maximum exposure to credit risk at the reporting date are the carrying amounts of  instruments classified as cash equivalents, deposits in banks and financial institutions, restricted cash, trade accounts receivable and accounts receivable from related parties in the balance sheet date. (See notes 6, 7, 8 and 9).

Regarding the financial assets held with financial institutions, the credit quality that is not past due or subject to provision for impairment can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The credit quality of counterparties which are banks, such as deposits and financial investments, the Company considers the lower rating of the counterparty published by three main international rating agencies (Moody's, Fitch and S&P), according to internal policy of market risk management:

	December 31, 2013	December 31, 2012 Restated
Cash at bank and short-term bank deposits
AAA(bra)	1,781,327	1,913,893
Other (*)	674	2,081
	1,782,001	1,915,974

(*) This category includes current accounts and investment funds in banks which have no credit rating information available.

The available credit rating information of the banks in which the Company made transactions during 2013 is as follows:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Banks	Fitch	Moody's	Standard Poor's

Banco do Brasil S.A.	AAA (bra)	Aaa.br	-
Banco Santander Brasil S.A.	AAA (bra)	Aaa.br	brAAA
Brazilian Federal Savings Bank	AAA (bra)	Aaa.br	-
Banco Bradesco S.A.	AAA (bra)	Aaa.br	brAAA
Itaú Unibanco Holding S.A.	AAA (bra)	Aaa.br	brAAA

(c)      Liquidity risk

The Company's liquidity is primarily reliant upon cash provided by operating activities, loans from Brazilian Federal and State governmental financial institutions, and financing in the domestic and international capital markets. The liquidity risk management considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet operational and capital expenditures needs, as well as the payment of debts.

The funds held by the Company are invested in interest-bearing current accounts, time deposits, short-term deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below analyzes the financial assets and liabilities of the Company, by maturities periods, including the installment of principal and interest to be paid according to the agreement.

	2014	2015	2016	2017	2018	2019 onwards	Total
As of December 31, 2013

Liabilities
Loans and financing	1,186,907	1,545,451	1,458,618	1,125,401	1,186,483	6,860,587	13,363,447
Accounts payable to suppliers and contractors	275,051	-	-	-	-	-	275,051
Services payable	323,208	-	-	-	-	-	323,208
Public-private partnership (PPP)	43,607	43,607	43,607	43,607	282,673	4,930,579	5,387,680
Program contract commitments	85,277	77,772	3,452	1,110	1,010	22,251	190,872

 Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	2013	2014	2015	2016	2017	2018 onwards	Total
As of December 31, 2012

Liabilities
Loans and financing	1,743,344	1,221,613	1,660,890	1,100,013	779,905	5,678,481	12,184,246
Accounts payable to suppliers and contractors	295,392	-	-	-	-	-	295,392
Services payable	389,091	-	-	-	-	-	389,091
Public-private partnership (PPP)	41,925	41,925	41,925	41,925	41,925	305,193	514,818
Program contract commitments	160,784	11,227	66,052	4,222	1,911	37,204	281,400

Future interest

Future interest was calculated based on the contractual clauses for all agreements. For agreements with floating interest rate, the interest rates used correspond to the base dates above.

Cross default

The Company has loan agreements including cross default clauses, i.e., the early maturity of any Company’s debt will imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of this clause.

(d)      Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CVM Rule 475/2008 in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected until the final settlement of each contract, considering a probable scenario (scenario I), appreciation of 25% (scenario II) and 50% (scenario III).

The purpose of the sensitivity analysis is measure the changes in the market over the financial instruments of the Company, considering constant all other variables. In the time of settlement the amounts can be different from those presented above, due to the estimates used in the measurement.

December 31, 2013
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II (25%)	Scenario III (50%)

Assets
CDI	1,592,165	10.4700%(*)	7.8525%(***)	5.2350%(***)
Financial income to be incurred		166,700	125,025	83,350

Liabilities
CDI	1,212,010	10.4700%(*)	7.8525%(***)	5.2350%(***)
Interest to be incurred		(126,897)	(95,173)	(63,449)

CDI net exposure	380,155	39,803	29,852	19,901

Liabilities
TR	1,646,546	0.0093%(*)	0.0116%	0.0140%
Expenses to be incurred		(153)	(191)	(230)

IPCA	1,413,629	5.9800%(*)	7.4750%	8.9700%
Expenses to be incurred		(84,535)	(105,669)	(126,803)

TJLP	990,273	5.0000%(*)	6.2500%	7.5000%
Interest to be incurred		(49,514)	(61,892)	(74,270)

LIBOR	1,599,815	0.3048%(**)	0.3810%	0.4572%
Interest to be incurred		(4,876)	(6,095)	(7,314)

Total net expenses to be incurred		(99,275)	(143,995)	(188,716)

(*)Source: Focus Report – BACEN, December 27, 2013
(**) Source: Bloomberg
(***) Scenario with 25% and 50% deterioration, since the Company’s net exposure in CDI is positive.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

 (i)   Refers to the scenario of interest to be incurred for the 12 months as of December 31, 2013 or until the maturity of the contracts, whichever is shorter.

4.4 Capital management

The Company's objectives when managing capital are ensure its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Company monitors capital based on the leverage ratio. This ratio corresponds to net debt divided by total capital. Net debt corresponds to total loans and financing less cash and cash equivalents. Total capital is calculated as total equity as shown in the statement of financial position plus net debt.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2013	December 31, 2012 Restated

Total loans and financing	9,450,074	8,875,255
Less: cash and cash equivalents	(1,782,001)	(1,915,974)

Net debt	7,668,073	6,959,281
Total equity	12,930,801	11,256,762

Total capital	20,598,874	18,216,043

Leverage ratio	37%	38%

On December 31, 2013 the leverage ratio fell to 37% versus the 38% recorded on December 31, 2012, due to an increase in equity deriving from profit for the year and other comprehensive income.

4.5 Fair value estimates

It is assumed that balances from trade accounts receivable (current) and trade payables to suppliers by carrying amount, less impairment approximate fair values, considering their short maturity. Noncurrent trade accounts receivable also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

4.6 Financial Instruments

On December 31, 2013 and December 31, 2012, the Company did not have financial assets classified into the fair value categories through profit or loss, held to maturity and available for sale. The Company’s financial instruments included in the loans and receivables category comprise cash and cash equivalents, restricted cash, trade accounts receivable, accounts receivable from related parties, other accounts receivable, balances receivable from the Water National Agency – ANA, contractors and suppliers, loans and financing, balances payable deriving from the Public Private Partnership-PPP and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market.

The estimated fair values of financial instruments are as follows:

Financial assets

	December 31, 2013		December 31, 2012 Restated
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	1,782,001	1,782,001	1,915,974	1,915,974
Restricted cash	10,333	10,333	64,977	64,977
Trade accounts receivable	1,515,565	1,515,565	1,374,632	1,374,632
Accounts receivable from related parties	265,312	265,312	262,371	262,371
Water National Agency – ANA	107,003	107,003	108,099	108,099
Other accounts receivable	155,991	155,991	141,027	141,027

Financial liabilities

	December 31, 2013		December 31, 2012 Restated
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and financing	9,450,074	9,439,094	8,875,255	9,201,317
Trade payables and contractors	275,051	275,051	295,392	295,392
Services payable	323,208	323,208	389,091	389,091
Program contract commitments	166,038	166,038	235,627	235,627
Public-private partnership - PPP	342,508	342,508	356,317	356,317

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

To obtain fair value of loans and financing, the following criteria have been adopted:

(i)       Agreements with Banco do Brasil and CEF (Federal Savings Bank) were projected until final maturity, at contractual rates (projected TR + spread) and discounted at present value by TR x DI, both rates were obtained from BM&FBovespa.

(ii)     Debentures were projected up to the final maturity date according to contractual rates (IPCA, DI, TJLP or TR), and discounted to present value considering the future interest rate published by ANBIMA in the secondary market, or by market equivalent rates, or the Company’s share traded in the Brazilian market.

(iii)   BNDES loans are financial instruments valued at carrying amount plus contractual interest rate till mature date, and are indexed by long term interest rate – TJLP.

These loans have specific characteristics and the terms and conditions defined in the loan agreements with BNDES between independent parties, and reflect the conditions for those types of loan. In Brazil, a consolidated market of long-term debts does not exist with the same characteristics of BNDES loans, the offering of credit to the entities in general, with this long-term characteristic, usually is restricted to BNDES.

(iv)   Other financing in local currency are valued at its nominal amount plus contractual interest incurred through maturity, discounted to present value considering a future interest rate published by BM&FBovespa.

(v)     Agreements with IDB, IBRD, were projected until final maturity in origin currency, applying interest rates contracted, discounted at present value at Libor futures rate, obtained from Bloomberg. Eurobonds were priced at market value through quotes published by Bloomberg. All the amounts obtained were translated into Brazilian reais  at the exchange rate as of December 31, 2013.

(vi)   Agreements with JICA, were projected until final maturity in origin currency, using interest rates contracted and discounted at present value, at Tibor futures rate obtained from Bloomberg. The amounts obtained were translated into Brazilian reais at the exchange rate as of December 31, 2013.

(vii)   Leases are financial instruments valued at their nominal amount plus contractual interests incurred through maturity date, and are indexed to fixed contractual interest rate, which is a specific rate and cannot be compared to any other rate available in the market. The Company considers the fair value the same amount recognized in the financial statements as of December 31, 2013.

Considering the nature of other financial instruments, assets and liabilities of the Company, the balances recognized in the statement of financial position approximate the fair values, taking into account the maturities close to the end of the reporting period, comparison of contractual interest rates with market rates in similar operations at the end of the reporting periods, their nature and maturity terms.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

5             Main accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and on other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

(a)              Allowance for doubtful accounts

The Company records allowance for doubtful accounts in an amount that management considers sufficient to cover probable losses, based on an analysis of trade accounts receivable, in accordance with the accounting policy stated in Note 3.4.

The methodology for determining the allowance for doubtful accounts receivable requires significant estimates, considering a number of factors including historical receipt experience, current economic trends, estimates of forecast write-offs, the aging of the accounts receivable portfolio and other factors. While the Company believes that the estimates used are reasonable, actual results could differ from those estimates.

(b)              Intangible assets arising from concession and program contracts

The Company recognizes as intangible assets arising from concession agreements. The Company estimates the fair value of construction and other work on the infrastructure to recognize the cost of the intangible asset, which is recognized when the infrastructure is built and provided that it will generate future economic benefits. The great majority of the Company's contracts for service concession arrangements entered with each grantor is under service concession agreements in which the Company has the right to receive, at the end of the contract, a payment equivalent to the unamortized asset balance of the concession intangible asset, which in this case, are amortized over the useful life of the underlying physical assets, thus at the end of the contract, the remaining value of the intangible would be equal to the residual value of the related fixed asset.

Concession intangible assets under Concession agreements and Program contracts, in which, at the end of the contract, the Company has no right to receive a payment equivalent to the unamortized asset balance of the concession intangible, are amortized on a straight-line basis over the useful life of asset or contract period, which occurs first. Additional information on the accounting for intangible assets arising from concession agreements is described in Note 3.8.

The recognition of fair value for the intangible assets arising on concession agreements is subject to assumptions and estimates, and the use of different assumptions could affect the balances recorded. Different assumptions and estimates and changes in future circumstances, could affect the remaining useful lives of the intangible assets and have a significant impact on the results of operations.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(c)              Provisions

The Company is party to a number of legal proceedings involving significant claims. These legal proceedings include, but are not limited to, tax, labor, civil, environmental, disputes with customers and suppliers and other proceedings. The Company accrues for lawsuits to which it is probable that an outflow will be necessary to settle the liability and the amount of such loss can be reasonably estimated.  Judgments regarding future events, the results of which may differ significantly from actual estimates and could exceed the amounts provisioned. Provisions are revised and adjusted to take into consideration changes in circumstances involved. Additional information of these legal proceedings is disclosed in Note 18.

(d)             Pension benefits

The Company sponsors the defined benefit plan and the defined contribution plan, as described in Note 19.

The liability recognized in the balance sheet in relation to defined benefit pension plans is the present value of defined benefit obligation on the balance sheet date, less the fair value of plan assets. The defined benefit obligation is calculated yearly by independent actuaries, applying the projected credit unit method. The present value of defined benefit obligation is determined by discounting the estimated future cash outflows, using interest rates compatible with the market, which are denominated in currency in which benefits will be paid and with maturity terms close to those of corresponding pension plan obligation.

(e)              Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations verified according to the Brazilian Corporation Law, taking into consideration the provisions of the tax laws. Pursuant to CPC 32 (IAS 12), the Company recognizes deferred tax assets and liabilities based on the differences between the accounting balances and the tax bases of assets and liabilities.

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if  it is probable that  these assets will not be realized, based on the historic taxable income, in the projection of future taxable income and the estimated period of reversing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in provision for impairment of all or a significant amount of deferred tax assets.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

6             Cash and Cash Equivalents

	December 31, 2013	December 31, 2012 Restated

Cash and banks	189,836	119,397
Cash equivalents	1,592,165	1,796,577
	1,782,001	1,915,974

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements (accruing CDI interest rates), deposited at Banco do Brasil, whose original maturities are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

The average yield of financial investments corresponds to 100.00% of CDI in December 2013 (100.01% in December 2012).

7             Restricted cash

On December 31, 2013, the Company’s restricted cash, under current assets, totaled R$10,333, mainly referring to the agreement in the municipality of São Paulo, where the Company transfers 7.5% of the municipality’s revenue to the Municipal Fund (December 2012 – R$64,977).

The variation occurred in the period between January and December 2013 when compared to the Financial Statements as at December 31, 2012, mainly refers to the release of restriction of use of funds by the Municipal Government of São Paulo.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

8             Trade Accounts Receivable

(a)      Balance sheet balances

	December 31, 2013	December 31, 2012 Restated
Private sector:
General and special customers (i) (ii)	1,008,335	949,800
Agreements (iii)	287,662	249,470

	1,295,997	1,199,270
Government entities:
Municipal	511,967	610,779
Federal	4,292	3,150
Agreements (iii)	167,642	181,271

	683,901	795,200
Wholesale customers – Municipal governments: (iv)
Guarulhos	661,908	578,314
Mauá	327,451	281,398
Mogi das Cruzes	15,430	15,202
Santo André	700,550	620,276
São Caetano do Sul	2,114	2,072
Diadema	210,406	180,465

Total wholesale customers – Municipal governments	1,917,859	1,677,727

Unbilled supply	474,492	425,843

Subtotal	4,372,249	4,098,040
Allowance for doubtful accounts	(2,856,684)	(2,723,408)

Total	1,515,565	1,374,632

Current	1,120,053	1,038,945
Noncurrent (v)	395,512	335,687

	1,515,565	1,374,632

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(i)   General customers - residential and small and mid-sized companies

(ii)  Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements - installment payments of past-due receivables, plus monetary restatement and interest.

(iv) Wholesale basis customers - municipal governments - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers. Some of these municipalities are questioning in court the tariffs charged by SABESP, which have full allowance for doubtful accounts. Additionally, the overdue amounts are substantially included in the allowance for doubtful account and are classified in noncurrent assets.

	December 31, 2013	December 31, 2012 Restated

Balance at beginning of year	1,677,727	1,486,342
Services provided	424,018	394,922
Receipts – services in the current year	(160,944)	(165,967)
Receipts – services in previous years	(22,942)	(37,570)

Balance at the end of the year	1,917,859	1,677,727

Current	35,662	33,924
Noncurrent	1,882,197	1,643,803

(v)  The noncurrent portion consists of trade accounts receivable that are past due and renegotiated with customers and amounts past due related to wholesale basis to municipal governments, and the amounts are net of allowance for doubtful account.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(b)      Aging of trade accounts receivable is as follows:

	December 31, 2013	December 31, 2012 Restated

Current	1,243,156	1,091,834
Past-due:
Up to 30 days	191,668	197,936
From 31 to 60 days	105,542	97,426
From 61 to 90 days	60,868	61,527
From 91 to 120 days	51,932	50,729
From 121 to 180 days	90,498	89,297
From 181 to 360 days	149,242	139,788
Over 360 days	2,479,343	2,369,503

Total past-due	3,129,093	3,006,206

Total	4,372,249	4,098,040

The increase in the balance overdue is mainly due to accounts receivable at wholesale, where the municipalities are challenging in court the tariffs charged by SABESP. These amounts are fully covered by the allowance for doubtful accounts.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(c)      Allowance for doubtful accounts

	December 31, 2013	December 31, 2012 Restated

Balance at beginning of year	2,723,408	2,436,428
Private sector/government entities	93,272	126,823
Recoveries	(51,654)	(49,183)
Wholesale customers	218,687	209,340

Additions for the year	260,305	286,980

Write-offs in the year referring to the bad debt	(127,029)	-

Balance at end of year	2,856,684	2,723,408

Current	1,182,484	1,242,967
Noncurrent	1,674,200	1,480,441

Reconciliation of provision for losses of income	2013	2012 Restated

Losses (write-off)	63,102	79,454
Provision for state entities (related parties)	(856)	35,142
Provision for private sector/government entities	93,272	126,823
Recoveries	(51,654)	(49,183)

Balance	103,864	192,236

The Company does not have customers representing 10% or more of its revenues.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

9             Related Parties Balances and Transactions

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a) Accounts receivable, interest on shareholders' equity payable, revenue and expenses with the São Paulo State Government

	December 31, 2013	December 31, 2012 Restated
Accounts receivable
Current:
Water and sewage services (i)	110,615	113,027
Allowance for losses (i)	(46,674)	(47,531)
Reimbursement for pension benefits paid -
Gesp Agreement (ii) and (vi)	39,201	35,278
Reimbursement for pension benefits paid -
Monthly flow (ii) and (vi)	9,399	8,499
“Se Liga na Rede” program (l)	22,314	-

Total current	134,855	109,273

Noncurrent:
Reimbursement for pension benefits paid -
GESP Agreement (ii) and (vi)	130,457	153,098

Total noncurrent	130,457	153,098

Total receivables from shareholder	265,312	262,371

Assets:
Water and sewage services	63,941	65,496
Reimbursement of additional retirement and pension benefits	179,057	196,875
“Se Liga na Rede” program (l)	22,314	-

Total	265,312	262,371

Liabilities
Interest on shareholders’ equity payable to related parties	229,605	228,214

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	2013	2012 Restated
Revenue from water and sewage services
Water supply	239,513	228,890
Sewage services	209,585	202,094
Payments received from related parties	(453,612)	(481,204)

Receipt of GESP reimbursement referring to Law 4819/58	110,912	104,426

(i)  Water and sewage services

The Company provides water supply and sewage collection services to the São Paulo State Government and other companies related to it in accordance with usual market terms and conditions, as considered by management, except for the settlement of credits which can be made according to items (iii), (iv) and (v).

An allowance for losses of amounts past due for more than 360 days has been recorded due to the uncertainty involving these receipts (R$46,674 in 2013 and R$47,531 in 2012).

(ii) Reimbursement for pension benefits paid

Refers to amounts of supplementary retirement and pension benefits provided for in State Law 4819/58 ("Benefits") paid by the Company to former employees and pensioners, referred to as Go.

Under the Agreement referred on item (iii) with the São Paulo State Government ("GESP" or the "State"), GESP recognizes its liability from charges arising from the Benefits, provided that the payment criteria set forth by the State Department of Personnel (DDPE), based on legal guidance of the Legal Consultancy of the Department of Finance and of the State Attorney General's Office (PGE).

As discussed on item (vi), during the assessment of the debt due from GESP to the Company there were certain divergences in the calculation and eligibility criteria of the benefits paid by the Company on behalf of GESP.

See additional information about the Go plan in Note 19 (b) (iii).

In January 2004, the payments of supplement retirement and pension benefits were transferred to the Department of Finance and would be made in accordance with the calculation criteria determined by the PGE. As a result of a court decision, the responsibility for making the payments returned to SABESP, as originally established.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(iii)     GESP Agreement

On December 11, 2001, the Company, the São Paulo State Government (through the State Department of Finance Affairs, currently Department of Finance) and the Water and Electricity Department (DAEE), with the intermediation of the State Department of Sanitation and Energy (former Department of Water Resources, Sanitation and Construction Works), entered into the Obligations, Payment Commitment and Other Covenants Acknowledgement and Consolidation Agreement ("GESP Agreement") for the settlement of outstanding debts between GESP and the Company related to the provision of water supply and sewage services and to the retirement benefits.

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs for ensuring and maintaining the Alto Tietê water volume, the Company agreed to receive them as partial repayment of the reimbursement related to the Benefits. The DAEE would transfer the reservoirs to the Company, replacing the amount owed by GESP. However, the São Paulo State Public Prosecution Office challenges the legal validity of this agreement, and its main argument is the lack of bidding and the absence of a specific legislative authorization for disposal of DAEE's assets. There is an unfavorable decision to SABESP not yet unappealable. The Company's legal advisors assess the risk of loss in this lawsuit as probable. See additional information in item (vi) below.

(iv)      First Amendment to the GESP Agreement

On March 22, 2004, the Company and the São Paulo State Government amended the terms of the original GESP Agreement, (1) consolidating and recognizing the amounts due by the São Paulo State Government for water supply and sewage collection services provided, monetarily adjusted through February 2004; (2) formally authorizing the offset of amounts due by the São Paulo State Government with interest on shareholders' equity declared by the Company and any other debt owed to the São Paulo State Government as of December 31, 2003, monetarily adjusted through February 2004; and (3) defining the payment conditions of the remaining liabilities of the São Paulo State Government for the receipt of the water supply and sewage services.

(v) Second Amendment to the GESP Agreement

On December 28, 2007, the Company and the São Paulo State Government, represented by the Department of Finance, signed the second amendment to the terms of the original GESP Agreement, agreeing upon the payment in installments of the remaining balance of the First Amendment, amounting to R$133,709 at November 30, 2007, to be paid in 60 monthly and consecutive installments of the same amount, beginning on January 2, 2008. In December 2012 the last installment was paid.

The State and SABESP agreed on immediately resuming their compliance with their mutual obligations under new assumptions: (a) implementation of an electronic bill management system to facilitate and speed up the monitoring of payment processes and budget management procedures; (b) structuring of the Rational Water Use Program (PURA) to rationalize the consumption of water and the amount of the water and sewage bills under the responsibility of the State; (c) establishment, by the State, of criteria for budgeting so as to avoid the reallocation of amounts to a specific water and sewage accounts as from 2008; (d) possibility of registering state bodies and entities in a delinquency system or reference file; (e) possibility of interrupting water supply to state bodies and entities in the case of nonpayment of water and sewage bills.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(vi)      Third Amendment to the GESP Agreement

On November 17, 2008, GESP, SABESP and DAEE signed the third amendment to the GESP Agreement, through which GESP recognized a debt balance payable to SABESP totaling R$915,251, monetarily adjusted up to September 2008 in accordance with the fluctuation of the IPCA-IBGE, corresponding to the Undisputed Reimbursement, determined by FIPECAFI. SABESP accepted on a provisional basis the reservoirs (see item (iii) above) as part of the payment of the Undisputed Reimbursement and offered to GESP a provisional settlement, recognizing a credit totaling R$ 696,283, corresponding to the value of the reservoirs in the Alto Tietê system. The Company did not recognize the reimbursement receivable of R$696,283 related to the reservoirs, as it is not virtually certain that will be transferred by the State. The final settlement will only be effected with the actual transfer of the property with the proper Registry of Deeds Office. The remaining balance totaling R$218,967 is being paid in 114 monthly, consecutive installments, totaling R$1,920 each, including the annual IPCA-IBGE fluctuation, plus interest of 0.5% p.m., the first of which fell due on November 25, 2008.

In addition, the third amendment provides for the regularization of the monthly flow of benefits. While SABESP is liable for the flow of monthly payment of benefits, the State shall reimburse SABESP based on the criteria identical to those applied when determining the Undisputed Reimbursement. Should there be no preventive court decision, the State will assume the flow of monthly payment of benefits portion deemed as undisputed.

(vii)    Controversial Amount of Benefits

As mentioned before, on November 17, 2008 the Company and the State signed the third amendment to the GESP Agreement, when the reimbursements called disputed and undisputed were quantified. The amendment established the efforts to calculate the so-called Disputed Reimbursement of the Benefits. Under the fourth clause of the amendment, the Disputed Reimbursement represents the difference between the Undisputable Reimbursement and the amount actually paid by the Company as pension benefits and pensioners set out in Law 4,819/58, for which, the Company understands, the State of São Paulo is originally liable, but paid by SABESP under a court order.

By entering into the third amendment, the State's Legal Representative (PGE) agreed to reassess the differences that gave rise to the disposed reimbursement of benefits set out in Law 4,819/58. At the time, the expectation was based on the willingness of the PGE to reanalyze the issue and the implied right of the Company to the reimbursement, including based on opinions from outside legal advisors.

However, new opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010, refute the reimbursement of previously defined as controversial amount.

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover the controversial receivables without dispute.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

As part of the actions intended to recover the receivables that management considers due by the State, related to discrepancies in the reimbursement of the pension benefits paid by the Company, the Company: (i) on March 24, 2010, reported to the controlling shareholder the official letter approved by the executive committee, proposing that the matter be discussed at the São Paulo Stock Exchange (BM&FBovespa) Arbitration Chamber; (ii) in June 2010, presented to Department of Finance a proposal to solve the outstanding items, such proposal was not accepted; (iii) on November 9, 2010, filed a judicial action against the State of São Paulo pleading the entire reimbursement related to employee benefits set out in Law 4,819/58 to finalize the discussion between the Company and GESP. Despite the legal action the Company will persist to obtain an agreement with GESP since the management believes that it is the better to the Company and to its shareholders than wait until the end of the judicial action.

The Company's management decided to not recognize the reimbursements which were not considered virtually certain that will be reimbursed by the State. As of December 31, 2013 and 2012, the amounts not recorded by the Company, related to the pension benefits paid on behalf of the State by the Company, totaled R$1,412,479 and R$1,351,210, respectively, including the amount of R$696,283 related to the transfer of the reservoirs in the Alto Tietê system. As a result, the Company also recognized the obligation related to the pension benefit obligations maintained with the beneficiaries and pensioners of Plan G0. As of December 31, 2013 and 2012, the pension benefit obligations of Plan G0 totaled R$1,780,268 and R$1,987,718, respectively. For detailed information on the pension benefit obligations refer to Note 19 (b) (iii).

(b)       Contingent assets - GESP (not recorded)

As mentioned above, on December 31, 2013 and December 31, 2012, SABESP had contingent assets with GESP, not recorded in assets referring to the additional retirement and pension paid (Law 4,819/58), as follows:

	December 31, 2013	December 31, 2012 Restated
Controversial amounts receivable	716,196	654,927
Undisputed amount referring to the transfer to SABESP of reservoirs at Alto Tietê system (original value)	696,283	696,283
Total	1,412,479	1,351,210

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(c) Use of reservoirs - EMAE

Empresa Metropolitana de Águas e Energia S.A. - EMAE plans to receive for the credit and to obtain financial compensation for the use of water from the Guarapiranga and Billings reservoirs, which SABESP uses in its operations, as well as the reimbursement of damages related to the failure to pay appropriately.

The Company understands that no amounts are due for the use of these reservoirs given the grants already made. Should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. There is a risk of not properly rendering services in the region, besides increasing water supply cost.

Several lawsuits were filed by EMAE, among them a lawsuit to create an arbitration clause related to the Guarapiranga reservoir, a proceeding which had already started and another one, equally pleading for financial compensation due to SABESP’s water collect from Billings reservoir for public supply, these two lawsuits alleging that this conduct has been causing permanent and growing loss in the capacity of generating electricity of Henry Borden hydroelectric power plant with financial losses.

SABESP understands that the expectation for all cases is of possible losses, and for the time being, it is not feasible to estimate the amounts involved, since they were not determined.

(d)       Agreements with reduced tariffs with State and Municipal Government Entities that joined the Water Rational Use Program (PURA ).

The Company has signed agreements with government entities related to the State Government and municipalities where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in the consumption of water.

(e) Guarantees

The State Government provides guarantees for some loans and financing of the Company and does not charge any fee with respect to such guarantees.

(f)  Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed. In 2013, the expenses related to personnel assigned by SABESP to other state government entities amounted to R$12,879 (R$12,298 in December 2012).

As of December 31, 2013, expenses related to personnel assigned by other entities to SABESP totaled R$695 (R$689 in December 2012).

(g) Services obtained from state government entities

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

As of December 31, 2013 and 2012, SABESP had an outstanding amounts payable of R$1,791 and R$958, respectively, for services rendered by São Paulo State Government entities.

(h)       Non-operating assets

As of December 31, 2013 and 2012, the Company had an amount of R$969 related to free land lent to DAEE (Water and Electricity Department).

(i)  SABESPREV

The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação Sabesp de Seguridade Social - SABESPREV. The net actuarial liability recognized as of December 31, 2013 amounted to R$546,748 (R$604,832 in December 2012), according to Note 19 (b).

(j)  Compensation of Management Key Personnel

Compensation:

SABESP's compensation policy for the Management and officers is set out according to guidelines of the São Paulo State Government, the CODEC (State Capital protection Board), and are based on performance, market competitiveness, or other indicators related to the Company's business, and is subject to approval by shareholders at an Annual Shareholders' Meeting.

Officers' compensation is limited to the compensation of the State Governor, and the Board of Directors' compensation is equivalent to 30 percent of the executive committee' overall compensation, contingent on attendance of at least one monthly meeting.

The objective of the compensation policy is to set a private sector management paradigm to retain its staff and recruit competent, experienced and motivated professionals, considering the level of management efficiency currently required by the Company.

In addition to monthly fee, the members of the Board of Directors and the Executive Committee receive:

Annual reward:

Equivalent to a monthly fee, calculated on a prorated basis in December of each year.

The purpose of this reward is to correspond to the thirteenth salary paid to Company employees, as officers and directors' relationship with the Company is governed by its bylaws and not the labor code.

Benefits paid only to statutory officers - meal ticket, basket of food staples, medical care, weekly paid rest typified as a paid leave of 30 calendar days, and payment of a premium equivalent to one third of the monthly fee.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Bonuses:

SABESP pays bonuses for the purposes of compensating directors and officers, as an incentive policy, providing the company records quarterly, semiannual, and yearly profits, and distributes mandatory dividends to shareholders, even if in the form of interest on shareholders' equity. Annual bonuses cannot exceed six times the monthly compensation of the officers/directors or 10 percent of the interest on shareholders' equity paid by the company.

Expenses related to the compensation to the members of its board of directors and officers amounted to R$3,389 and R$3,211 for the years ended December 31, 2013 and 2012, respectively, and they refer to short-term benefits. An additional amount of R$566, related to the bonus program, was recorded in 2013 (R$1,074 in December 2012).

(k) Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPE), not holding the majority interest but with power of veto in some issues. Therefore, these SPEs are considered for accounting purposes as jointly-owned subsidiaries.

The Company entered into a loan agreement through credit facility with the SPEs Águas de Andradina S.A., Águas de Castilho S.A. Aquapolo Ambiental S.A. to finance the operations of these companies, until the loans and financing requested with financial institutions is cleared.

The contracts signed on January 19, 2012 with Águas de Andradina and Águas de Castilho were settled in July 2012, according to the agreement’s provisions. On July 18, 2012, new agreements were signed with both companies, pursuant to the conditions in the table below. The agreement signed with Aquapolo Ambiental on March 30, 2012 remains with the same characteristics, according to the table below:

SPE	Credit limit	Principal disbursed amount	Interest balance	Total	Interest rate	Maturity
Águas de Andradina	3,467	1,427	297	1,724	SELIC + 3.5 % p.a.	(*)
Águas de Castilho	675	403	84	487	SELIC + 3.5 % p.a.	(*)
Aquapolo Ambiental	5,629	5,629	1,429	7,058	CDI + 1.2% p.a.	4/30/2016
Aquapolo Ambiental	19,000	19,000	3,789	22,789	CDI + 1.2% p.a.	4/30/2015
Total	28,771	26,459	5,599	32,058

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

 (*) The loan agreements with SPEs Águas de Andradina and Águas de Castilho mature when funds deriving from long-term agreement with the Brazilian Development Bank – BNDES are released, when borrower will settle all and any debt deriving from current opening of loan facility.

The amount disbursed is recognized in Assets under “Other Receivables” and amounts to R$1,830 for principal and R$381 for interest recognized in Current Assets and R$24,629 for principal and R$5,218 for interest in Noncurrent Assets. As of December 31, 2013, the balance of principal and interest rates of these contracts is R$32,058 (R$28,081 as of December 31, 2012). In 2013, financial income recognized was R$3,977 (R$1,672 as of December 31, 2012).

(l)  “Se Liga na Rede” program

The State Government enacted the State Law nº 14,687/12, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low income households which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the State Government and the remaining 20% invested by SABESP, which is also liable for the execution of works. On December 31, 2013, the program total amount was R$35,513, R$22,314 recorded in balances receivable from related parties, the amount of R$9,896 recorded in the group of intangible assets and R$3,303 reimbursed by GESP.

10           Water National Agency - ANA

Refers to agreements executed within the scope of the Hydrographic Basin Depollution Program (PRODES), also known as "Treated Sewage Purchase Program".

This program does not finance works or equipment, remunerates by results achieved, i.e., by effectively treated sewage. In this program, the Water National Agency (ANA) makes available funds, which are restricted to a specific current account and applied in investment funds at the Caixa Econômica Federal - Federal Savings Banks  (CEF), until the fulfillment of treated sewage volume is evidenced, as well as, the reduction of polluting cargoes of each contract.

When resources are made available, liabilities are recorded until funds are released by ANA. After the evidence of targets stipulated in each contract, the revenue deriving from these funds is recognized, but if these targets are not met, funds will return to the National Treasury with the appropriate funds earnings. On December 31, 2013, the balances of assets and liabilities were R$107,003 (December 31,2012 – R$108,099), and the liabilities are recorded under "Other liabilities" of noncurrent liabilities.

11            Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, indicating participating shared control (joint venture – CPC 19(R2).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

The Company holds interest valued by the equity accounting in the following investees:

Sesamm

On August 15, 2008, the Company, together with the companies OHL Médio Ambiente, Inima S.A.U. Unipersonal ("Inima"), Técnicas y Gestión Medioambiental S.A.U. ("TGM") and Estudos Técnicos e Projetos ETEP Ltda. ("ETEP") incorporated the company Serviços de Saneamento de Mogi Mirim S.A. - SESAMM ("SESAMM"), for a period of 30 years from the date the concession agreement with the municipality of Mogi Mirim for the purpose of providing complementary services to the sewage diversion system and implementing and operating sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

Sesamm's capital as of December 31, 2013, totaled R$19,532, and was represented by 19,532,409 registered shares without a par value. SABESP holds 36% of its equity interest and Inima holds another 46% of its equity interest.

The operations started in June 2012.

Águas de Andradina

On September 15, 2010, the Company, together with the company Companhia de Águas do Brasil – Cab Ambiental incorporated the company Águas de Andradina S.A., with indefinite term, for the purpose of providing water supply and sewage services to the municipality of Andradina.

On December 31, 2013, the capital of Águas de Andradina totaled R$3,097, divided into 3,096,866 registered shares without a par value. SABESP holds 30% of its equity interest. The amount of R$12 is recorded under investee’s equity, as advance for future capital increase.

The operations started in October 2010.

Águas de Castilho

On October 29, 2010, the Company, together with the company Águas do Brasil – Cab Ambiental, incorporated the company Águas de Castilho, for the purpose of providing water supply and sewage services to the municipality of Castilho.

On December 31, 2013, the company’s capital was R$622, and was represented by 622,160 registered share without par value. SABESP holds 30% equity interest.

The operations initiated in January 2011.

Saneaqua Mairinque

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

On June 14, 2010, the Company, together with the company Foz do Brasil S.A. incorporated the company Saneaqua Mairinque S.A., with indefinite term, for the purpose of exploring the public service of water supply and sewage services to the municipality of Mairinque.

On December 31, 2013, the capital of Saneaqua Mairinque totaled R$2,000, and was represented by 2,000,000 registered shares without a par value. SABESP holds 30% equity interest.

The operations initiated in October 2010.

Attend Ambiental

On August 23, 2010 Companhia Estre Ambiental S.A, incorporated the company Attend Ambiental S.A, for constructing and operating a pretreatment of non-domestic effluent station, mud transportation and related services in the city of São Paulo as well as implement similar structures in other areas in Brazil and abroad.

On December 31, 2013, the capital totaled R$2,000, and was represented by 2,000,000 registered shares without par value. SABESP holds 45% equity interest. A total of R$11,400 was recorded under the investee’s shareholders’ equity as advance for future capital increase.

Attend is at pre-operational phase and startup is scheduled for May 2014.

Aquapolo Ambiental S.A.

On October 8, 2009, the Company, together with the company Foz do Brasil S.A. incorporated the company Aquapolo Ambiental S.A., for the purpose of producing, providing and commercializing of reused water for Quattor Química S.A., Quattor Petroquímica S.A., Quattor Participações S.A. and other companies comprising the Petrochemical Complex.

On December 31, 2013, the capital of Aquapolo totaled R$36,412, and was represented by 42,419,045 registered common shares without a par value. SABESP holds 49%of its equity interest.

The operations initiated in October 2012.

See below a summary of financial information of the joint-controlled entities:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Company	Investments		Equity in the earnings of subsidiaries		Interest percentage		Equity		Profit or (loss) for the year
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Sesamm	8,239	5,760	2,479	674	36%	36%	22,884	15,999	6,885	1,871
Águas de Andradina	1,087	751	336	(32)	30%	30%	3,622	2,503	1,119	(107)
Águas de Castilho	619	474	145	155	30%	30%	2,064	1,580	484	517
Saneaqua Mairinque	931	722	209	235	30%	30%	3,102	2,407	695	783
Attend Ambiental	2,707	4,379	(1,672)	(721)	45%	45%	6,016	9,731	(3,715)	(1,602)
Aquapolo Ambiental	9,506	8,538	968	(6,843)	49%	49%	19,400	17,424	1,976	(13,966)
Total	23,089	20,624	2,465	(6,532)			57,088	49,644	7,444	(12,504)
Other investments	571	202
Overall total	23,660	20,826

12           Investment properties

On December 31, 2013, the balances of “Investment properties” are R$54,039 (December/2012 – R$54,046). On December 31, 2013 and 2012, the market value of these properties is R$296,000, approximately.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

13           Intangible Assets

(a)      Balance sheet balances

	December 31, 2013			December 31, 2012 Restated
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net
Intangible right arising from:
Agreements – equity value (i)	8,578,886	(1,499,096)	7,079,790	8,408,007	(1,511,813)	6,896,194
Concession agreements – economic value (ii)	1,529,096	(342,950)	1,186,146	1,402,854	(292,918)	1,109,936
Program contracts (iii)	6,473,507	(1,804,940)	4,668,567	5,288,541	(1,469,369)	3,819,172
Program contracts – commitments (iv)	693,029	(79,709)	613,320	627,989	(56,898)	571,091
Services contract – São Paulo (v)	11,555,381	(1,430,778)	10,124,603	10,604,942	(1,036,455)	9,568,487
Software licenses	209,156	(35,351)	173,805	55,615	(52,969)	2,646
Total	29,039,055	(5,192,824)	23,846,231	26,387,948	(4,420,422)	21,967,526

(b)      Changes

	December 31, 2012 Restated	Additions	Contract renewal	Transfer	Write-offs and disposals	Amortization	December 31, 2013
Intangible assets arising from:
Agreements – equity value (i)	6,896,194	647,318	(310,844)	(6,690)	(3,458)	(142,730)	7,079,790
Concession agreements – economic value (ii)	1,109,936	126,853	-	82	(86)	(50,639)	1,186,146
Program contracts (iii)	3,819,172	733,796	310,844	4,789	(2,390)	(197,644)	4,668,567
Program contracts – commitments (iv)	571,091	65,040	-	-	-	(22,811)	613,320
Services contract – São Paulo (v)	9,568,487	975,913	-	177	(21,939)	(398,035)	10,124,603
Software licenses	2,646	201,399	-	5,155	-	(35,395)	173,805
Total	21,967,526	2,750,319	-	3,513	(27,873)	(847,254)	23,846,231

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2011	Additions	Contract renewal	Transfer	Write-offs and disposals	Amortization	December 31, 2012 Restated
Intangible assets arising from:
Agreements – equity value (i)	6,731,822	976,205	(652,973)	(21,602)	(916)	(136,342)	6,896,194
Concession – economic value (ii)	1,004,988	150,963	-	-	(14)	(46,001)	1,109,936
Program contracts (iii)	2,744,559	483,448	652,973	-	(3,095)	(58,713)	3,819,172
Program contracts – commitments (iv)	434,986	154,662	-	-	-	(18,557)	571,091
Services contract – São Paulo (v)	9,190,573	882,868	-	(49,486)	(5,977)	(449,491)	9,568,487
New businesses (vi)	16,477	-	-	(16,477)	-	-	-
Software licenses	2,316	2,872	-	-	-	(2,542)	2,646
Total	20,125,721	2,651,018	-	(87,565)	(10,002)	(711,646)	21,967,526

During 2013, the Company renewed the following program contracts:

Quarter	Municipalities	Term
1st/2013	Presidente Prudente e Embu-Guaçu	30 years
2nd/2013	Ibirá and Glicério	30 years
3rd/2013	Itatiba and Torrinha	30 years
3rd /2013	Mogi das Cruzes (*)	40 years
4th/2013	Ibiúna	30 years

(*) It includes the rendering of sewage collection and treatment services of districts in Mogi das Cruzes boundary to the service already rendered of treated water supply.

(c)      Construction services

	2013
	Water supply	Sewage services	Total
Construction revenue	1,011,412	1,433,323	2,444,735
Construction costs incurred	988,281	1,406,206	2,394,487
Margin	23,131	27,117	50,248

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	2012 Restated
	Water supply	Sewage services	Total
Construction revenue	1,053,543	1,410,939	2,464,482
Construction costs incurred	1,035,171	1,379,239	2,414,410
Margin	18,372	31,700	50,072

(d)      Intangible arising from concession agreements

The Company operates concession agreements covering the provision of basic and environmental sanitation services, water supply and sewage services. These concession arrangements set out rights and obligations relative to the exploration of assets related to the public service (See Note 3.8 (a)). A general obligation also exists to return the concession infrastructure to the concession grantor in good working condition at the end of the concession.

As of December 31, 2013 and 2012, the Company operates in 363 municipalities in the State of São Paulo. In most of these contracts operations are based on 30-year concession period.

The services provided by the Company are billed at a price regulated and controlled by the Sanitation and Energy Regulatory Agency of the State of São Paulo (ARSESP).

Intangible rights arising on concession agreements include:

(i)     Service concession agreements – equity value

These refer to municipalities assumed until 2006, except for the municipalities assumed by economic value through assets valuation report prepared by independent experts. The amortization of assets is calculated according to the straight-line method, which considers the assets useful life.

(ii)           Concession agreements – economic value

From 1999 through 2006, the negotiations for new concessions were conducted on the basis of the economic and financial result of the transaction, determined in a valuation report issued by independent appraisers.

The amount determined in the related contract, after the transaction is closed with the municipal authorities, realized through the subscription of the Company's shares or in cash, is recorded as "concession agreements" and amortized over the period of the related concession (usually 30 years). As of December 31, 2013 and 2012 there were no amounts pending related to these payments to the municipalities.

Intangible assets are amortized on a straight line basis over the period of the concession agreements or for the useful lives of the underlying assets, whichever is shorter.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(iii)     Program contracts

These refer to the renewal of contracts previously referred to as concession agreements whose purpose is to provide sanitation services. The amortization of the assets acquired until the dates of signatures of the program contracts is calculated according to the straight-line method, which considers the assets’ useful lives. Assets acquired or built after the signature dates of program contracts are amortized during the contracted period (30 years) or during the useful lives of underlying assets, whichever is shorter.

(iv)     Program contracts - Commitments

After the enactment of the regulatory framework in 2007, renewals of concessions started to be made through of program contracts. In some of these program contracts, the Company undertook the commitment to financially participate in social and environmental actions. The assets built and financial commitments assumed within the program contracts are recorded as intangible assets and are amortized by the straight-line method in accordance with the duration of the program contract (mostly, 30 years).

On December 31, 2013, amortization expenses related to the commitments of the program contract were R$22,811 (R$18,557 in December 2012).

The amounts not yet disbursed related to commitments under the program contracts are recorded in “Program Contracts – Commitments” in current liabilities (in the amount of R$77,360 and R$148,220 on December 31, 2013 and 2012, respectively) and noncurrent liabilities (in the amount of R$88,678 and R$87,407 on December 31, 2013 and 2012, respectively). In 2013, the annual rate of 8.06% was applied (WACC) to calculate the present value adjustment of these contracts.

(v)     Services agreement with the Municipality of São Paulo

On June 23, 2010, the Company entered into an agreement with the State of São Paulo and the Municipality of São Paulo to regulate the provision of water and sewage services in the city of São Paulo for a 30‑year period, which is extendable for an another 30‑year period.

Also on June 23, 2010, an agreement was signed between the state and municipal government, and SABESP and the Sanitation and Energy Regulatory Agency of the State of São Paulo (“ARSESP”) are the consenting and intervening parties, whose main aspects are the following:

1. The State and the Municipality of São Paulo grant to Sabesp the right to explore the sanitation service in the capital of the State of São Paulo, which consists of the obligation to such provide service and charge the respective tariff for this service;

2. The State and the Municipality sets forth ARSESP as the agency responsible for regulating the tariff, controlling and monitoring the services;

3. The evaluation model of the contract was the discounted cash flow which considered the financial and economic sustainability of SABESP’s operations in the metropolitan region of São Paulo;

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

4. All operational costs, taxes, investments and the opportunity cost of the investees and the creditors of Sabesp’s were considered in the cash flow analysis;

5. The agreement provides for investments established in the agreement comply with the minimum of 13% of the gross revenue from the municipality of São Paulo, net of the taxes on revenues. Investment plans referring to Sabesp’s execution shall be compatible with the activities and programs foreseen in the state, municipal sanitation plans, and where applicable, the metropolitan plan. The investment plan is not definite and will be revised by Managing Committee every four years, especially as to investments to be made in the following period;

6. The payment related to the Municipal Fund of Environmental Sanitation and Infrastructure to be applied in the sanitation service within the municipality must be recovered through the tariffs charges. Such payment represents 7.5% of the total revenue from the municipality of São Paulo, net of the taxes on revenue and delinquency in the period;

7. The opportunity cost of the investees and the creditors was established by the Weighted Average Cost of Capital (WACC) methodology. The WACC was the interest rate used to discount the cash flow of the operation; and

8. The agreement considers the recovery of net assets in operation, preferably evaluated through equity valuation or carrying amount monetarily restated, as defined by ARSESP. In addition, the agreement provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the end of the agreement.

Referring to the recovery through tariff, mentioned in item 6 above, of transfer to the Municipal Fund of Environmental Sanitation and Infrastructure, ARSESP issued in April 2013, the Resolution no. 413, postponing the application of Resolution no. 407 until the conclusion of the tariff revision process, the transfer to the bill of services of amounts referring to the municipal charges which were stipulated in Resolution no. 407. The postponement to apply Resolution no. 407 was due to a request by the São Paulo State Government to analyze, among other things, methods to reduce the impact on consumers.

The agreement represents 51.75% of the total revenue of the Company on December 31, 2013, and ensures the judicial and assets security, adequate return to shareholders and quality services to its customers.

The municipality of São Paulo and the Company did not conclude an agreement to equalize financial pending issues existing until the signature date of the Agreement related to the rendering of water supply and sewage collection services to the real properties of the municipality, reason that, the Company filed a suit to collect these accounts, which are accrued for losses.

(e)      Disposals of concession intangible underlying assets

In 2013, the Company wrote-off intangible underlying  assets items totaling R$27,873 (R$10,002 in December 2012) due to obsolescence, theft, disposals and discontinued works, unproductive wells and projects considered economically unfeasible.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(f) Capitalization of interest and other financial charges

In 2013, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects, in concession intangible assets during the construction period for qualifying assets totaling R$205,012 with an average rate of 4.02% (R$283,016 in December 2012, with an average rate of 5.92%), during the period of the construction.

(g)      Construction margin

The Company acts as a primary responsible to construct and install the infrastructure related to the concession, using own efforts or hiring outsourcing services, receiving the risks and benefits.

Therefore, the Company recognizes revenue from construction service corresponding to the cost of construction increased by margin. Generally, the constructions related to the concessions are performed by third parties, in such case, the margin of the Company is lower, normally, to cover eventual administration costs, and the responsibility of the primary risk. In 2013 and 2012 the margin was 2.3%.

Construction margin for 2013 was R$50,248 (R$50,072 in December 2012).

(h)      Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-parties' properties, and the owners of these properties will be compensated either amicably or through courts.

The assets received as a result of expropriations are recorded as concession intangible assets after the transaction is completed. In 2013, the total amount related to expropriations was R$61,102 (R$34,731 in December 2012).

(i) Assets pledged as guarantee

On December 31, 2012, the Company had underlying physical assets totaling R$249,034 offered as guarantee to the request for the PAES (tax debt refinancing program) (Note 16). Paes-related debt was fully paid in 120 months and the last installment was paid on June 28, 2013.

(j) Public-Private-Partnership (PPP)

Alto Tietê Production System

The Company and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A, formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed in June 2008 the contract of public-private-partnership of Alto Tietê production system.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

The contract last 15 years which purpose is to expand the capacity of treated water of Taiaçupeba from 10 thousand to 15 thousand of liters per second, whose operation began in October 2011.

As of December 31, 2013 and 2012, the amounts recognized as intangible asset related to PPP were R$415,619 and R$426,791, respectively.

In relation to the obligations assumed by the Company on December 31, 2013 and 2012, the balances in current liabilities were R$20,241 and R$24,357 and under noncurrent liabilities were R$322,267 and R$331,960, respectively. The annual discount rate of 8.20% was applied in 2013 to calculate the present value adjustment of this contract.

São Lourenço Production System

SABESP and the special purpose entity CAB-Sistema Produtor São Lourenço S/A composed of Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, in August 2013 signed the Public-Private Partnership agreements of São Lourenço Production System.

The services agreement has 25-year term, aiming the rendering of dehydration, drying and sludge final disposal, maintenance services and works of São Lourenço Production System, and the estimated amount of R$6.0 billion, and works are estimated to start in April 2014.

(k)      Works in progress

The amount of R$6,498 million is recorded as intangible assets as works in progress on December 31, 2013 (R$5,067 million in December 2012), and the major projects are located in the following municipalities:

	December 31, 2013	December 31, 2012
São Paulo	3,201	2,582
Praia Grande	294	279
Peruíbe	267	253
Itanhaém	215	203
Guarujá	196	173
Other	2,325	1,577

Total	6,498	5,067

(l) Amortization of intangible assets

The amortization average rate totaled 3.9% in 2013 and 4.0% in 2012.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(m) Software license

Software license is capitalized based on the costs incurred to acquire software and make them ready for use. In the first quarter of 2013, the Company started to implement an integrated business management solution (ERP system), where the implementation of administrative/financial module is estimated for July 1, 2014 and the commercial module for March 1, 2015.

14           Property, Plant and Equipment

(a)      Balance sheet balances

	December 31, 2013			December 31, 2012 Restated
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Land	88,332	-	88,332	88,328	-	88,328
Buildings	54,187	(30,233)	23,954	56,339	(30,778)	25,561
Equipment	202,498	(130,665)	71,833	191,202	(121,569)	69,633
Transportation equipment	13,856	(5,961)	7,895	13,882	(7,267)	6,615
Furniture and fixtures	17,060	(10,239)	6,821	16,203	(10,016)	6,187
Other	1,201	(540)	661	1,109	(723)	386
	377,134	(177,638)	199,496	367,063	(170,353)	196,710

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(b)      Changes

	December 31, 2012 Restated	Additions	Transfer	Write-offs and disposals	Depreciation	December 31, 2013
Land	88,328	-	4	-	-	88,332
Buildings	25,561	-	(133)	(216)	(1,258)	23,954
Equipment	69,633	24,678	(1,358)	(350)	(20,770)	71,833
Transportation equipment	6,615	4,096	(1,795)	-	(1,021)	7,895
Furniture and fixtures	6,187	1,458	(5)	(59)	(760)	6,821
Other	386	511	(226)	-	(10)	661
	196,710	30,743	(3,513)	(625)	(23,819)	199,496

	December 31, 2011	Additions	Transfer	Write-offs and disposals	Depreciation	December 31, 2012 Restated
Land	109,303	-	(20,349)	(626)	-	88,328
Buildings	9,432	-	18,768	(873)	(1,766)	25,561
Equipment	60,217	11,829	16,825	(510)	(18,728)	69,633
Transportation equipment	1,491	4,572	1,427	(7)	(868)	6,615
Furniture and fixtures	97	976	5,429	(41)	(274)	6,187
Other	1,045	-	(498)	-	(161)	386
	181,585	17,377	21,602	(2,057)	(21,797)	196,710

(c)      Depreciation

The Company reviews the depreciation rates annually, as follows: buildings - 2%; equipment- 10%; transportation equipment - 10% and furniture, fixture and equipment - 6.7%. Lands are not depreciated.

The depreciation average rate was 11.4%, in 2013 and 9.8% in 2012.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

15           Loans and Financing

Loans and financing outstanding balance	December 31, 2013			December 31, 2012 Restated
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
LOCAL CURRENCY
Banco do Brasil	100,497	-	100,497	380,631	100,306	480,937
10th issue debentures	37,171	220,109	257,280	36,459	252,166	288,625
11th issue debentures	-	-	-	472,500	535,949	1,008,449
12th issue debentures	22,727	476,702	499,429	-	499,511	499,511
14th issue debentures	20,079	269,862	289,941	-	284,649	284,649
15th issue debentures	-	820,887	820,887	-	791,451	791,451
16th issue debentures	-	499,434	499,434	-	499,457	499,457
17 th issue debentures	-	1,027,925	1,027,925	-	-	-
18 th issue debentures	-	160,859	160,859	-	-	-
Brazilian Federal Savings Bank - CEF	83,267	959,853	1,043,120	116,867	918,756	1,035,623
Brazilian Development Bank - BNDES	-	-	-	4,154	-	4,154
Brazilian Development Bank - BNDES BAIXADA SANTISTA	16,309	81,546	97,855	16,309	97,855	114,164
Brazilian Development Bank - BNDES PAC	9,370	79,644	89,014	8,447	80,244	88,691
Brazilian Development Bank - BNDES PAC II 9751	2,308	29,192	31,500	-	6,500	6,500
Brazilian Development Bank - BNDES PAC II 9752	-	20,400	20,400	-	13,000	13,000
Brazilian Development Bank - BNDES ONDA LIMPA	19,230	196,821	216,051	19,230	216,026	235,256
Brazilian Development Bank - BNDES TIETE III	-	98,404	98,404	-	-	-
Leases	-	382,492	382,492	-	215,774	215,774
Others	498	2,431	2,929	763	2,923	3,686
Interest and charges	113,504	-	113,504	89,567	-	89,567
TOTAL IN LOCAL CURRENCY	424,960	5,326,561	5,751,521	1,144,927	4,514,567	5,659,494

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Loans and financing outstanding balance	December 31, 2013			December 31, 2012 Restated
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
FOREIGN CURRENCY
Inter-American Development Bank - IDB 713 US$100,391 thousand (US$125,488 thousand in December 2012)	58,794	176,382	235,176	51,287	205,149	256,436
Inter-American Development Bank -IDB 896 US$8,333 thousand (US$11,111 thousand in December 2012)	6,507	13,014	19,521	5,677	17,029	22,706
Inter-American Development Bank - IDB 1212 US$123,337 thousand (US$133,615 thousand in December 2012)	24,077	264,854	288,931	21,003	252,040	273,043
Inter-American Development Bank - IDB 2202 US$243,687 thousand (US$147,080 thousand in December 2012)	-	564,443	564,443	-	296,276	296,276
International Bank for Reconstruction and Development -IBRD –US$37,335 thousand (US$26,864 thousand in December 2012)	-	87,077	87,077	-	54,492	54,492
Eurobonds - US$140,000 thousand (US$140,000 thousand in December 2012)	-	327,640	327,640	-	285,655	285,655
Eurobonds - US$350,000 thousand (US$350,000 thousand in December 2012)	-	813,650	813,650	-	708,076	708,076
JICA 15– ¥ 18,438,880 thousand (¥ 19,591,310 thousand in December 2012)	25,733	386,007	411,740	27,335	437,371	464,706
JICA 18 – ¥16,578,560 thousand (¥17,614,720 thousand in December 2012)	23,137	346,733	369,870	24,578	392,894	417,472
JICA 17-¥450,484 thousand (¥ 324,213 thousand in December 2012)	-	9,704	9,704	-	7,524	7,524
JICA 19-¥6,036,325 thousand (¥ 5,407 thousand in December 2012)	-	134,010	134,010	-	1	1
BID 1983AB - US$178,173 thousand (US$202,115 thousand in December 2012)	56,087	359,059	415,146	48,926	361,587	410,513
Interest and charges	21,645	-	21,645	18,861	-	18,861
TOTAL IN FOREIGN CURRENCY	215,980	3,482,573	3,698,553	197,667	3,018,094	3,215,761
TOTAL LOANS AND FINANCING	640,940	8,809,134	9,450,074	1,342,594	7,532,661	8,875,255

Exchange rate on December 31, 2013 US$2.34260; ¥0.022330 (US$2.0435; ¥0.023720 on December 31, 2012)

On December 31, 2013, the Company did not record balances of loans and financing raised in 2013 to mature within 12 months.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	GUARANTEES	MATURITY	ANNUAL INTEREST RATES	FOREIGN EXCHANGE ADJUSTMENT
LOCAL CURRENCY
Banco do Brasil	SÃO PAULO STATE GOVERNMENT AND OWN FUNDS	2014	8.50%	TR
10th issue debentures	OWN FUNDS	2020	TJLP +1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
12th issue debentures	OWN FUNDS	2025	TR + 9.5%
14th issue debentures	OWN FUNDS	2022	TJLP +1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
15th issue debentures	OWN FUNDS	2019	CDI + 0.99% (series 1) and 6.2% (series 2)	IPCA (series 2)
16th issue debentures	OWN FUNDS	2015	CDI + 0.30% to 0.70%
17 th issue debentures	OWN FUNDS	2023	CDI +0.75 (series 1) and 4.5% (series 2) and+4.75% (series 3)	IPCA (series 2 and 3
18 th issue debentures	OWN FUNDS	2024	TJLP + 1.92% (series 1 and 3)and 8;25% (series 2)	IPCA (series 2)
Brazilian Federal Savings Bank	OWN FUNDS	2013/2032	6.8% (weighted)	TR
Brazilian Development Bank - BNDES BAIXADA SANTISTA	OWN FUNDS	2019	2.5% + TJLP
Brazilian Development Bank - BNDES PAC	OWN FUNDS	2023	2.15% + TJLP
Brazilian Development Bank - BNDES PAC II 9751	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES PAC II 9752	OWN FUNDS	2027	1.72%+TJLP
Brazilian Development Bank - BNDES ONDA LIMPA	OWN FUNDS	2025	1.92% + TJLP
Brazilian Development Bank - BNDES TIETE III	OWN FUNDS	2025	1.66% + TJLP
Leases		2035	7.73% to 10.12%	IPC
Others	OWN FUNDS	2018/2025	12%	TR

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	GUARANTEES	MATURITY	ANNUAL INTEREST RATES	FOREIGN EXCHANGE ADJUSTMENT
FOREIGN CURRENCY
Inter-American Development Bank - IDB 713 - US$100,391 thousand	FEDERAL GOVERNMENT	2016	2.30%	US$
Inter-American Development Bank - IDB 896 - US$8,333 thousand	FEDERAL GOVERNMENT	2017	3.00%	US$
Inter-American Development Bank - IDB 1212 - US$123,337 thousand	FEDERAL GOVERNMENT	2025	2.58%	US$
Inter-American Development Bank - IDB 2202 - US$243,687 thousand	FEDERAL GOVERNMENT	2035	1.14%	US$
International Bank for Reconstruction and Development - IBRD US$37,335 thousand	FEDERAL GOVERNMENT	2034	0.45%	US$
Eurobonds – US$140,000 thousand	-	2016	7.50%	US$
Eurobonds – US$350,000 thousand	-	2020	6.25%	US$
JICA 15 – ¥18,438,880 thousand	FEDERAL GOVERNMENT	2029	1.8% and 2.5%	Yen
JICA 18– ¥16,578,560 thousand	FEDERAL GOVERNMENT	2029	1.8% and 2.5%	Yen
JICA 17– ¥450,484 thousand	FEDERAL GOVERNMENT	2035	1.2% and 0.01%	Yen
JICA 19– ¥6,036,325 thousand	FEDERAL GOVERNMENT	2037	1.7% and 0.01%	Yen
BID 1983AB – US$178,173 thousand	-	2023	2.49% to 2.99%	US$

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(i)  Payment schedule – accounting balances

	2014	2015	2016	2017	2018	2019	2020 to 2036	TOTAL
IN LOCAL CURRENCY
Banco do Brasil	100,497	-	-	-	-	-	-	100,497
Debentures	79,977	713,121	355,437	376,069	550,360	613,341	867,450	3,555,755
Brazilian Federal Savings Bank	83,267	61,953	61,721	64,692	68,345	72,450	630,692	1,043,120
BNDES	47,217	49,386	56,018	58,073	58,073	58,074	226,383	553,224
Leasing	-	-	-	-	-	-	382,492	382,492
Other	498	561	632	713	525	-	-	2,929
Interest and other charges	113,504	-	-	-	-	-	-	113,504
TOTAL IN LOCAL CURRENCY	424,960	825,021	473,808	499,547	677,303	743,865	2,107,017	5,751,521
IN FOREIGN CURRENCY
IDB	89,378	89,378	89,378	112,916	54,123	54,123	618,775	1,108,071
IBRD	-	-	-	-	-	2,915	84,162	87,077
Eurobonds	-	-	327,640	-	-	-	813,650	1,141,290
JICA	48,870	48,871	48,871	49,143	49,415	56,701	623,453	925,324
IDB 1983AB	56,087	56,087	56,087	56,087	55,727	41,446	93,625	415,146
Interests and other charges	21,645	-	-	-	-	-	-	21,645
TOTAL IN FOREIGN CURRENCY	215,980	194,336	521,976	218,146	159,265	155,185	2,233,665	3,698,553
TOTAL LOANS AND FINANCING	640,940	1,019,357	995,784	717,693	836,568	899,050	4,340,682	9,450,074

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(a)         Debentures

Balance is stated net of funding costs in the amount of R$6,402 (2012 – R$8,586), which will be amortized during the same maturity period of each contract.

(i)                New loans and financing

Debentures (17th issue)

On January 15, 2013, the Company conducted the 17th issue of unsecured non-convertible debentures, in three series, for tender offer, pursuant to CVM Rule nº 400/2003, in the total amount of R$1,000,000, amount of 100,000 debentures, in three series, unit value of R$ 10, the characteristics of which are the following:

	Number	Adjustment	Interest rates	Payment of interest	Amortization	Maturity

1st series	42,468	-	DI+ 0.75% p.a.	Semiannual (January and July)	Annual (as of January 2016)	January/2018
2nd series	39,523	IPCA	4.50%p.a.	Annual (January)	Annual (as of January 2019)	January/2020
3rd series	18,009	IPCA	4.75%p.a.	Annual (January)	Annual (as of January 2021)	January/2023

Funds deriving from funding by means of the 17th Issue of Debentures were exclusively allocated, as follows: R$500,000 for the settlement of financial commitments falling due in 2013 and R$500,000 for the early redemption of other Company’s debts.

Debentures (18th issue)

As of October 15, 2013, the Company issued 100 debentures, subscribed exclusively by the Brazilian Development Bank (BNDES). These debentures were distributed in three nonconvertible series, at the unit value of R$2,753.70, totaling R$275,370. BNDES subscribed and settled the 1st and 2nd series, totaling  58 debentures of 100 estimated, on December 16, 2013, in the amount of R$159,715. The 3rd series of 42 debentures shall be subscribed in 2015.

The 1st and 3rd series have a total term of 132 months with 36-month grace period and will accrue long-term interest rates (TJLP) + 1.92% p.a. The 2nd series has a total term of 133 months with 37-month grace period, as of October 15, 2014 and will accrue a rate of 8.25% p.a. + IPCA.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	Amount	Adjustment	Interest	Interest payment	Amortization	Maturity

Series 1	28	-	TJLP + 1.92% p.a.	Quarterly to October 2016 and monthly from then on	Monthly (from November 2016)	October 2024
Series 2	30	IPCA	8.25% p.a.	Annual	Annual (from November 2017)	November 2024
Series 3	42	-	TJLP + 1.92% p.a.	Quarterly to October 2016 and monthly from then on	Monthly (from November 2016)	October 2024

The funds will reimburse expenditures in water supply and sewage systems, comprising the following projects: ETA Rio Grande, Litoral Norte, Vale do Paraíba and Mantiqueira and Bacia do Piracicaba - Capivari - Jundiaí (PCJ), in addition to supporting part of SABESP’s losses reduction program.

The early amortization, fully or partially, of the subscribed debentures, when authorized by BNDES and/or BNDESPAR, shall always occur jointly, observing the proportionality between the outstanding balances of Series 1, 2 and 3 Debentures of all issues. The agreement does not include a premium due to early amortization.

(ii)             Payments

Debentures (11th issue)

On March 1, 2013, the Company fully redeemed the 11th issue of debentures, in the amount of R$1,060,428, R$1,012,500 referring to the principal and R$47,928 referring to interest rates and premium.

(iii)           Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Applicable to the 10th issue, 14th issue and 18th issue:

Calculated every quarter, upon the disclosure of interim or annual financial statements:

- Adjusted Ebitda / Adjusted net operating income: equal or higher than 38%.

- Adjusted Ebitda / Adjusted financial expenses: equal to or higher than 2.35.

- Adjusted net debt / Adjusted Ebitda: equal to or lower than 3.65.

For these issues, in the assumption of non-compliance with the levels established in the Financial Commitments, the Company shall within ninety (90) days, as of the debenture holders’ written notice, create additional guarantees, accepted by debenture holders, under the penalty of declaring the early maturity of the agreement.

The agreements also have a cross default clause, i.e., the early maturity of any of the Company’s debts, the amount of which may anyhow compromise the settlement of its obligations provided for in the indenture deed shall imply the early maturity of this agreement.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Applicable to the 12th issue:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Adjusted current ratio (current assets divided by current liabilities, excluding from current liabilities the current portion of noncurrent debts incurred by the Company that are recorded in current liabilities) higher than 1.0.

- EBITDA to paid financial expenses ratio equal to or higher than 1.5.

Noncompliance with these obligations only will be characterized when verified in its interim financial statements, during at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period.

In case of noncompliance with the covenants, the trustee should call an extraordinary debenture holders' meeting within 48 hours from the acknowledgement of the noncompliance to resolve on the declaration of early maturity of the debentures.

The agreements have a cross default clause, i.e. the early maturity of any of the Company’s debts, equal to or exceeding R$50 million, adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may anyhow compromise the settlement of the Company’s monetary obligations arising from the Issue, shall imply the early maturity of this agreement.

Applicable to the 15th issue, 16th issue and 17th issue:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- Adjusted total Debt/Ebitda: lower than or equal to 3.65; and

- Ebitda/Paid financial expenses: equal to or higher than 1.5.

Non-compliance with the covenant clauses, during, at least, two consecutive quarters, or also two nonconsecutive quarters within a twelve-month period shall result in the early maturity of the agreement.

The agreements have a cross default clause, i.e., the early maturity of any of the Company’s debts, equal to or exceeding R$90 million adjusted by IPCA variation as of the issue date, due to contractual default, the amount of which may compromise the settlement of the Company’s monetary obligations arising from the Issue.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

 (b)     Brazilian Federal Savings Bank - CEF

The guarantee of the agreements is the partial binding of the collection deriving from the payment of water and sewage tariffs to the debt total amount. For the agreements executed, a reserve account is also recorded with balance not lower than the amount corresponding to the amortization of principal and debt ancillary payment.

(i)     Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

-       AMD – Performance Improvement Agreement (*)

-       Cross default clause, i.e., the early maturity of any of the Company’s debts, due to contractual default, the occurrence of which may anyhow compromise the settlement of its monetary obligations deriving from these contracts shall imply the early maturity.

(c)      BNDES

Balance is stated net of funding costs in the amount of R$531 (2012 – R$317), which will be amortized during the same maturity period of each contract.

(i)                New loans and financing

BNDES TIETÊ III

Contract 12.2.1381. 1 – Entered into in February 2013, totaling  R$1,350,000, for the purpose of financing part of the Company's contribution to the Tietê River Pollution Abatement Project - Stage III, financed by the Inter-American Development Bank (IDB). The contract aims at implementing collectors, interceptors, collection networks and residential sewer connections, and expand the sewage treatment capacity in the metropolitan region of São Paulo. Total term is 180 months, with 36-month grace period and the first disbursement occurred on December 27, 2013.

Interest - TJLP limited to 6% p.a., plus a 3% p.a. spread, paid quarterly during the grace period and monthly in the repayment period. The TJLP portion exceeding 6% p.a. will be added to the debt outstanding balance.

Loans are collateralized by part of revenues from the provision of water and sewage services.

(ii)             Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Applicable to Baixada Santista, PAC, Onda Limpa, PAC II 9751, PAC II 9752:

-                      AMD – Performance Improvement Agreement (*)

Applicable to Baixada Santista, PAC, Onda Limpa, PAC II 9751, PAC II 9752, Tietê III and PAC 2012/2013:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Calculated every quarter upon the disclosure of interim or annual financial statements:

.    Adjusted Ebitda / Adjusted net operating income: equal to or higher than 38%.

.    Adjusted Ebitda / Adjusted financial expenses: equal to or higher than 2.35.

.    Adjusted net debt / Adjusted Ebitda: equal to or lower than 3.65;

In the event the levels set out in the Financial Commitments are not met, the Company within ninety (90) days as of the date of BNDES’ written notice, shall create additional guarantees accepted by BNDES, under the penalty of suspending the funds and where applicable, declare the early maturity of the agreement.

Onda Limpa agreement has a cross default clause, i.e., the early maturity of any of the Company’s debt, due to contractual default the amount of which may anyhow compromise the settlement of its obligations deriving from this agreement, shall imply the early maturity of this agreement.

(*) AMD - Performance Improvement Agreement, calculated on a quarterly basis, upon the disclosure of the interim or annual financial statements;

According to the Normative Ruling no. 05 of January 22, 2008, the agreements which are purpose of investment funds, having as source of fund, the Government Severance Indemnity Fund for Employees (“FGTS”) or Worker Support Fund (“FAT”), which go through a selection process of the Ministry of Cities, shall maintain a valid Performance Improvement Agreement (“AMD”) with financial and operational ratios targets, yearly projected for the following 5 years, based on the average of the last two years.

The Performance Improvement Agreement, dated May 28, 2007 and amended in August 2012, was signed between SABESP and the federal government and Federal Savings Banks and BNDES as intervening parties. According to this agreement, the Company shall comply with, at least, four of eight operational and financial ratios, stipulated for the period between 2012 and 2016. If we fail to comply with five of these ratios, the Federal Savings Bank and BNDES may suspend the disbursements and we would be prevented from executing any other credit facility agreement with these institutions, until new targets are negotiated. The possibility of renegotiating the targets, if necessary, is foreseen.

On March 14, 2013, through the Normative Ruling no. 06, the Ministry of Cities revoked the Normative Instruction no. 05 of January 22, 2008, which regulates the Performance Improvement Agreement. Pursuant to Article 2 of the Normative Instruction no. 06, the AMDs signed until March 14, 2013 shall remain valid until the expiration date of their related effectiveness period, not being necessary to execute or renegotiate the AMD in new contracts.

(d)      Leasing

The Company has lease agreements signed as Assets Lease. During the construction period, works are capitalized to intangible assets in progress and the lease amount is recorded at the same proportion. Works are estimated to be concluded in 2014 and 2015.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

On August 31, 2013, the operation of SES Campo Limpo Paulista and Várzea Paulista started and the corresponding amount on December 31, 2013 is R$144,384.

(e)  Eurobonds

Balance is stated net of funding costs in the amount of R$6,584 (R$7,584 in 2012), which will be amortized during the same maturity period of the contract.

(i)                Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

Restrict the funding of new debts so that:

.    adjusted total debt to EBITDA does not exceed 3.65;

.    the Company's debt service coverage ratio, determined on the date this debt was incurred, shall not be lower than 2.35.

Noncompliance with covenants will accelerate the maturity of the contract.

The agreement has a cross default clause, i.e., the early maturity of any indebtedness in view of the Company’s loans or any of its Subsidiaries with a total principal amount of US$ 25,000,000.00 or more (or its corresponding amount in other currencies) shall imply this agreement’s early maturity.

(f) Inter-American Development Bank (IDB)

Balance is stated net of funding costs amounting to R$6,418 (R$4,281 in 2012), which will be amortized during the same maturity period of each contract.

(i)                Covenants

For the outstanding contracts, the Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

.    Loan agreements 713, 896 and 1212 - Tariffs must: (a) produce revenues sufficient to cover the system's operating expenses, including administrative, operating, maintenance, and depreciation expenses; (b) provide a return on property, plant, and equipment no less than 7%; and (c) during project execution, the balances of current loans must not exceed 8.5% of total equity.

Noncompliance with covenants will accelerate the maturity of the contract.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

The agreement has a cross default clause among IDB agreements (same financial bank), i.e., the early maturity will occur in the event of failure to comply with any obligation therewith or any other agreement signed with IDB related to project finance.

(g)      Japan International Cooperation Agency - JICA

Balance is stated net of funding costs amounting to R$1,466 (R$653 in 2012), which will be amortized during the same maturity period of each contract.

(h)      AB Loan (IADB 1983AB)

The balance stated is net of funding costs amounting to R$2,243 (R$2,509 in 2012), which will be amortized during the same maturity period of each contract.

(i)                Covenants

The Company has the following restrictive clauses “covenants”:

Calculated every quarter upon the disclosure of interim or annual financial statements:

- The Company’s ratio of debt service coverage, determined on a consolidated basis, must be higher than or equal to 2.35; and

- Total adjusted debt over Ebitda, determined on a consolidated basis, must be lower than or equal to 3.65.

The agreement has a cross default clause, i.e., if a Default Event occurs and continues (whether voluntarily or involuntarily, whether resulting from the effect of any applicable laws or according to with due to any act or omission to act by any Authority or another one), the IDB through notification to the Borrower may order the early maturity of loan or part of it as specified in the notice (including accrued interest rates) and all other obligations are overdue and shall be promptly payable.

(i) International Bank for Reconstruction and Development - IBRD

Balance is stated net of funding costs amounting to R$384 (R$405 in 2012), which will be amortized during the same maturity period of each contract.

(j) Covenants

As of December 31, 2013 and 2012, the Company had met the requirements set forth by its loan and financing agreement.

(k)      Loans and financing – Credit Limited

Brazilian Federal Savings Bank

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

On December 2, 2013 SABESP formalized with the Brazilian Federal Savings Bank the taking out of nine credit facility operations under the PAC (Growth Acceleration Program) modality. The funds derive from the Sanitation for All Program, selection of the Ministry of Cities – PAC 2012/2013. Total investment is R$1.31 billion, R$1.23 billion to be financed by the Brazilian Federal Savings Bank and R$ 80 million with SABESP’s consideration. Funds will be used in the works of Tietê Project and the Water Metropolitan Program. Total term of up to 24 years, with 4-year grace period, depending on the loan operation and financial charges of TR + 7.7% p.a.

BNDES PAC 2012/2013

Contract 13.2.1060. 1 – On December 5, 2013, SABESP formalized with the Brazilian Development Bank (BNDES) the taking out of a credit facility. Funds derive from FAT – Worker  Support Fund, selection of Ministry of Cities for the 2012 and 2013 fiscal years. Total investments are R$462 million, R$415.8 million to be financed by BNDES and R$46.2 million with SABESP’s consideration. Funds will be used in the works of the Water Metropolitan Program. Total term of 144 months, 36-month grace period and long-term interest rates (TJLP) financial charges + 1.66% p.a.

SABESP in order to comply with its investment plan prepares on a fund-raising plan.

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

Agent	December 31, 2013
(in millions of reais (*))
Brazilian Federal Savings Bank	2,265
Japan International Cooperation Agency – JICA	744
Inter-American Development Bank – IDB	835
Brazilian Development Bank - BNDES	2,020
International Bank for Reconstruction and Development - IBRD	147
Others	48
TOTAL	6,059

(*)Exchange rate as of 12/31/2013. (US$1.00 = R$2.3426; ¥ 1.00 = R$0.02233).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

16           Taxes and contributions

(a)         Current assets

	December 31, 2013	December 31, 2012 Restated
Recoverable taxes
Income tax and social contribution	79,548	100,225
Withholding income tax (IRRF) on financial investments	2,437	14,302
Other federal taxes	4,764	3,238
Other municipal taxes	656	656
Total recoverable taxes	87,405	118,421

The reduction of balance under item “Recoverable Taxes” is mainly due to the lower balance of income tax and social contribution recoverable in 2013 and decrease of IRRF provision on financial investments, due to the concentration of investment funds, where half-yearly (May and November), the taxes on the balance of financial investments shall be collected.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(b)         Current liabilities

Taxes and contributions payable	December 31, 2013	December 31, 2012 Restated
Cofins and Pasep	21,797	46,576
Paes (tax debt refinancing program)	-	19,011
INSS (Social Security contribution)	30,822	29,401
IRRF (withholding income tax)	39,330	41,588
Other	23,433	16,134
Total	115,382	152,710

The reduction of taxes payable from current liabilities mainly derives from the recovery of 2012 Cofins and Pasep credit and payment of Paes in the year.

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No 10,684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The original amount included in PAES was R$316,953:

The tax debt related to PAES (Special Installment Payment) was fully paid in 120 months, the last installment of which was paid on June 28, 2013. The amounts paid in 2013 and 2012 were R$19,164 and R$37,421, respectively, and financial expenses of R$153 and R$1,353, respectively. There is no outstanding balance as of December 31, 2013. There are no restrictions to the assets offered as guarantee in previous REFIS, totaling R$249,034, which still guaranteed the amounts in the PAES program, pursuant to the Law nº 9532 of December 10, 1997, since tax credits included in referred program were extinguished with the payment of final installment.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

17           Deferred Taxes and Contributions

(a)                Balance sheet balances

	December 31, 2013	December 31, 2012 Restated
Deferred taxes assets
Provisions	506,568	512,107
Pension obligations – G0 (1)	85,271	85,271
Pension obligations – G1	215,187	193,125
Actuarial gain/loss –G1 Plan	(32,405)	9,405
Donations of underlying assets on concession agreements	43,901	41,312
Allowance for loan losses	172,482	162,670
Other	87,266	97,425
Total deferred tax assets	1,078,270	1,101,315

Deferred taxes liabilities
Temporary difference on concession intangible assets	(595,285)	(650,093)
Capitalization of borrowing costs	(200,343)	(158,298)
Revenue – government entities	(81,711)	(77,827)
Other	(86,901)	(69,795)
Total deferred tax liabilities	(964,240)	(956,013)

Deferred tax asset, net	114,030	145,302

(1)    Refers to the installment of R$250,798 from accounts receivable adjustment (GESP), which was accrued as loss in previous years.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(b)      Realization

	December 31, 2013	December 31, 2012 Restated
Deferred taxes assets
to be recovered within 12 months	216,515	176,604
to be recovered after one year	861,755	924,711
Total deferred tax asset	1,078,270	1,101,315
Deferred taxes liabilities
within 12 months	(37,126)	(38,267)
after one year	(927,114)	(917,746)
Total deferred tax liabilities	(964,240)	(956,013)
Deferred tax assets	114,030	145,302

(c)   Changes

Deferred taxes assets	December 31, 2012 Restated	Net Variation	December 31, 2013
Provisions	512,107	(5,539)	506,568
Pension obligations – G0	85,271	-	85,271
Pension obligations – G1	193,125	22,062	215,187
Actuarial gain/loss –G1	9,405	(41,810)	(32,405)
Donations of underlying assets on concession agreements	41,312	2,589	43,901
Credit losses	162,670	9,812	172,482
Other	97,425	(10,159)	87,266
Total	1,101,315	(23,045)	1,078,270

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Deferred taxes liabilities	December 31, 2012 Restated	Net variation	December 31, 2013
Temporary difference on concession intangible assets	(650,093)	54,808	(595,285)
Capitalization of borrowing costs	(158,298)	(42,045)	(200,343)
Revenue – government entities	(77,827)	(3,884)	(81,711)
Other	(69,795)	(17,106)	(86,901)
Total	(956,013)	(8,227)	(964,240)

Deferred tax asset, net	145,302	(31,272)	114,030

Deferred taxes assets	January 1, 2012 Restated	Net variation	December 31, 2012
Provisions	575,473	(63,366)	512,107
Pension obligations – G0	85,271	-	85,271
Pension obligations - G1	180,018	13,107	193,125
Actuarial gains(losses)– G1	(35,323)	44,728	9,405
Donations of underlying assets on concession agreements	38,213	3,099	41,312
Credit losses	135,223	27,447	162,670
Other	77,175	20,250	97,425
Total	1,056,050	45,265	1,101,315

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Deferred taxes liabilities	January 1, 2012 Restated	Net variation	December 31, 2012
Temporary difference on intangible asset concession	(692,210)	42,117	(650,093)
Capitalization of borrowing costs	(101,507)	(56,791)	(158,298)
Profit on supply to governmental agencies	(76,773)	(1,054)	(77,827)
Other	(42,957)	(26,838)	(69,795)
Total	(913,447)	(42,566)	(956,013)

Deferred tax assets, net	142,603	2,699	145,302

	December 31, 2013	December 31, 2012 Restated
Opening balance	145,302	142,603
Net changes in the year:
- corresponding entry in the statement of income	10,538	(42,029)
- corresponding entry in other comprehensive income	(41,810)	44,728
Total change	(31,272)	2,699
Closing balance	114,030	145,302

(d)              Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the financial statements are reconciled to the statutory rates, as shown below:

	2013	2012 Restated
Profit before income taxes	2,655,599	2,547,672
Statutory rate	34%	34%

Estimated expenses at statutory rate	(902,904)	(866,208)
Tax benefits from interest on shareholders’ equity	182,596	252,355
Permanent difference
Provision Law 4,819/58 (i)	(33,279)	(32,514)
Donations	(12,218)	(11,447)
Other differences	33,765	22,042

Income tax and social contribution	(732,040)	(635,772)

Current income tax and social contribution	(742,578)	(593,743)
Deferred income tax and social contribution	10,538	(42,029)
Effective rate	28%	25%

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(i)  Permanent difference related to the provision for actuarial liability (Note 9 (vii)).

(e)       Transition Tax Regime(RTT)

For the purposes of calculating the income tax and the social contribution related to 2010 and 2009, the Company opted to adopt the Transition Tax Regime (RTT), which allow eliminate the accounting effects of the Law 11,638/07 and the Provisional Measure 449/08, converted into Law No. 11,941/2009, by the registers in the fiscal books – LALUR and auxiliary controls, without any modification in the bookkeeping.

The Company has been adopting the same tax practices since 2008, as RTT started to be mandatory and will be effective until the effectiveness of law ruling the tax effects of new accounting methods, seeking the tax neutrality.

(f)        Provisional Measure 627/2013

On November 11, 2013, the Provisional Measure 627 was issued, altering the federal tax laws on the Corporate Income Tax (IRPJ), Social Contribution on Net Income (CSLL), PIS/PASEP Contribution and Contribution of Social Security Financing (Cofins). This Provisional Measure revokes the Transitory Tax Regime (RTT), enacted by Law 11941/09 and also provides for the taxation of legal entity domiciled in Brazil, referring to the equity addition deriving from the profit sharing earned abroad by subsidiaries and associated companies and profit earned by individual residing in Brazil by means of foreign subsidiary. This provisional measure allows the possibility of adopting its effects in the 2014 calendar year.

The Company prepared a study of potential effects of applying the Provisional Measure 627/2013 and the Normative Ruling 1,397/2013 and concluded that they do not result in relevant effects on its operations and its financial statements for the fiscal year ended December 31, 2013, based on the best interpretation of current wording of the Provisional Measure. The eventual conversion of Provisional Measure 627/2013 into Law may result in altering the Company’s conclusion, if the final text results in changes not envisaged in the Provisional Measure and altering current taxation to which the Company is subject. The Company is awaiting the conversion of referred Provisional Measure into Law, so that it may decide on its early adoption or not, as per final wording to be enacted.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

18           Provisions

                (a)   Lawsuits with probable likelihood of loss

(i) Balance sheet balances

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management, recognized provisions at an amount considered sufficient to cover probable losses. These provisions, net of escrow deposits based on the legal right to offset, are as follows:

	Provisions	Escrow deposits	December 31, 2013	Provisions	Escrow deposits	December 31, 2012 Restated
Customer claims (i)	621,999	(110,384)	511,615	652,663	(131,408)	521,255
Supplier claims (ii)	340,100	(183,606)	156,494	290,593	(175,437)	115,156
Other civil claims (iii)	129,400	(11,965)	117,435	169,513	(4,978)	164,535
Tax claims (iv)	59,659	(1,956)	57,703	71,141	(3,056)	68,085
Labor claims (v)	156,060	(1,614)	154,446	173,227	(1,529)	171,698
Environmental claims (vi)	182,689	-	182,689	149,061	(636)	148,425

Total	1,489,907	(309,525)	1,180,382	1,506,198	(317,044)	1,189,154

Current	631,374	-	631,374	565,083	-	565,083
Noncurrent	858,533	(309,525)	549,008	941,115	(317,044)	624,071

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(ii) Changes

	December 31, 2012 Restated	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2013
Customer claims (i)	652,663	109,920	106,094	(101,710)	(144,968)	621,999
Supplier claims (ii)	290,593	17,126	45,328	(2,968)	(9,979)	340,100
Other civil claims (iii)	169,513	31,022	26,517	(9,175)	(88,477)	129,400
Tax claims (iv)	71,141	2,506	7,981	(6,320)	(15,649)	59,659
Labor claims (v)	173,227	75,842	22,284	(80,670)	(34,623)	156,060
Environmental claims (vi)	149,061	44,519	10,360	(660)	(20,591)	182,689
Subtotal	1,506,198	280,935	218,564	(201,503)	(314,287)	1,489,907
Escrow deposits	(317,044)	(34,318)	(17,391)	24,319	34,909	(309,525)
Total	1,189,154	246,617	201,173	(177,184)	(279,378)	1,180,382

(b)      Lawsuits with possible likelihood of loss

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed by Management whose chances of loss are possible and are not recorded as accruals. Liability contingencies, classified as possible loss, are represented as follows:

	December 31, 2013	December 31, 2012 Restated

Customer claims (i)	737,800	862,100
Supplier claims (ii)	1,071,000	775,200
Other civil claims (iii)	422,400	362,000
Tax claims (iv)	570,700	490,900
Labor claims (v)	278,700	190,000
Environmental claims (vi)	163,900	116,300

Total	3,244,500	2,796,500

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

                (c)      Explanation on the nature of main classes of lawsuits

(i)                Customer claims

Approximately 1,380 lawsuits were filed by commercial customers, which claim that their tariffs should correspond to other consumer categories, and 720 lawsuits which claim a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company. The Company was granted both favorable and unfavorable final decisions at several court levels and recognized provisions when the chances of losses are probable. The R$9,640 decrease in the lawsuits classified as probable loss (net of escrow deposits) is mainly related to the payments and lawsuits filed during the year and revisions of expectations caused by favorable decisions to the Company in 2013, offset by interest rates, fees and updates of lawsuits in progress. These same revisions of expectations favorable to the Company resulted in a decrease of R$124,300 in the lawsuits with expectation of possible losses.

(ii)             Supplier claims

Suppliers’ claims include lawsuits filed by some suppliers alleging underpayment of monetary restatements, withholding of amounts related to the understated inflation rates deriving from Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the chances of losses are probable. The R$41,338 increase in lawsuits whose likelihood of loss is considered probable (net of escrow deposits) is mainly related to interest, fees and update of lawsuits in progress. The R$295,800 increase in lawsuits whose likelihood of loss is considered possible is related to an increase in the number of lawsuits filed in 2013, as well as interest rates, fees and update of lawsuits in progress.

(iii)           Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, dully accrued when classified as probable losses. The R$47,100 decrease, for lawsuits with probable chances of loss (net of escrow deposits), was due to payments and lawsuits filed occurred in the year and revisions of expectations caused by favorable decisions to the Company during 2013.  The R$60,400 increase in the lawsuits with expectation of possible losses is related to interest rates, fees and update of lawsuits in progress, and an increase in the number of lawsuits filed in 2013.

(iv)            Tax claims

Tax claims refer mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company's management, accrued when classified as probable loss. The decrease of R$10,382 in lawsuits with expectation of probable losses (net of escrow deposits) was due to payments and lawsuits filed during the year and revisions of expectations due to favorable decisions to the Company during 2013. The R$79,800 increase in lawsuits with chances of possible losses is related to an increase in the number of lawsuits filed in 2013, and mainly to the remeasurement deriving from lawsuits filed by the municipality of São Paulo, as outlined in item “b” below.

Main lawsuits are the following:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(a) In 2006, the Federal Revenue Service, by means of a tax execution, assessed the Company referring to the tax obligations related to income tax and social contribution for calendar year 2001, and recognized taxes payable adjusted through December 31, 2013 in the amount of R$411,890 (R$389,505 in December 2012). The Company filed a timely objection and will appeal against the tax assessment at administrative level and in courts. Managements considers that the likelihood of loss of this administrative proceeding is approximately 90% considered remote and 10% possible.

(b) The municipality of São Paulo through law revoked the services tax exemption which until them the company withheld and thereafter issued tax deficiency notices related to the sewage service and ancillary activities, in the updated amount of R$307,817 (R$264,627 in December 2012), which currently are subject-matter of Tax Foreclosures, classified by the Management as possible losses. SABESP filed a writ of mandamus against this revocation, which was rejected, and currently is under phase of appealability of Special and Extraordinary Appeals filed. Writs of prevention and actions for annulment were also filed, aiming the suspension of enforceability of credits and the annulment of tax deficiency notices, as it understands that notwithstanding the exemption revocation, the sewage activities and ancillary activities are not included in the list of activities subject to taxation by municipality. The Company’s Management assessed the risk as possible losses.

(c) The Federal Revenue Service rejected some offset requests made by the Company for the extinction of IRPJ/CSLL payable, using favorable amounts, arising from undue payments of IRPJ/CSLL, which were paid based on monthly estimates. The amount involved was adjusted through December 31, 2013 and is estimated at R$50,065 (R$47,498 in December 2012). Management assessed it as a possible loss.

(d) The Company requested an authorization to offset the Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) of the period of July, August and September 2002 against the amount of IRPJ paid in excess in 1997 and 1998, due to monetary restatement over the financial statements (Law 8.200/91), which was anticipated in 1996 due to an injunction, after excluded by giving up the process and adopted the Provisional Measure 38/02. The Administrative Counsel of Fiscal Resources rejected the credit from 1997. The estimated amount is R$43,689 (R$42,403 in December 2012). The Company’s Management assessed this claim as a possible loss.

(e) On June 23, 2010, the Company and the municipality of São Paulo signed an agreement to provide water supply and sewage services. The negotiation of this agreement led to the extinction of some judicial lawsuits, but others were not part of the referred agreement, and lawsuit proceeds as usual.  The remaining judicial lawsuits considered as possible and probable loss are mainly related to taxes and fines. As of December 31, 2013 the amounts of such judicial lawsuits were R$13,696  and R$62,979 (R$23,882 and R$39,063 in December 2012, respectively.)

(f) In 2005, the Federal Revenue Service partially rejected the Company´s request of offsetting tax credits related to the Corporate Income Tax (IRPJ) and the Social Contribution on Net Income (CSLL) in the amount of approximately R$56,118, and R$8,659, respectively, which relate to the period from January to April 2003, for which the Company offset prior year IRPJ and CSLL negative balances. The amounts not ratified by the authority of IRPJ and CSLL are R$11,164 and R$698, totaling R$11,862 million. As the Company obtained a partial favorable decision on this matter, the Company´s legal advisors believe likelihood of loss amounts to R$6,999 (R$6,782 in December 2012) and R$1,194 (R$1,157 in December 2012) are possible and probable, respectively.

(g) SABESP filed two writs of mandamus pleading the declaration of unconstitutional municipal law that levies the collection of taxes deriving from the use of public areas in the water and sewage network installation for the rendering of basic sanitation public utilities. The first writ of mandamus was partially granted relief, but will not have any effect because municipal laws were revoked and the second writ of mandamus awaits judgment on the municipality’s appeal, as this writ of mandamus was granted relief suspending the collection for the use of urban soil and tendering of collateral. The Management assessed the risk as possible loss, but it was not possible to estimate the amount involved, as it would be necessary to know the extension of water and sewage networks and other equipment installed in the municipality’s urban soil (public areas), as well as define the amount of related property based on the length applied.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(v)               Labor claims

The Company is a party to labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as of probable. The Company recognized a provision for claims which likelihood of loss is considered probable. The R$17,252 decrease in lawsuits with probable chances of losses (net of escrow deposits) is chiefly due to payment and lawsuits filed occurred in 2013. The R$88,700 increase in the lawsuits with possible chances of losses is due to the increased number of suits filed in 2013.

(vi)            Environmental claims

Environmental claims refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental – Cetesb, Public Prosecution Office of the State of São Paulo and others, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The amounts accrued represent the best estimate of the Company at this moment, however, may differ from the amount to be disbursed as indemnity to alleged damages, in view of the current stage of referred proceedings. The R$34,264 increase in lawsuits with expectation of probable losses (net of escrow deposits) is mainly related to the complementary estimates of lawsuits in progress. The R$47,600 increase in the lawsuits with possible losses is due to the increase in the number of lawsuits filed in 2013 and the complementary estimates of lawsuits in progress.

Among the main lawsuits the Company is involved, there are four public civil actions the subject-matters of which are: a) sentence SABESP to restrain itself from discharging or releasing sewage without due treatment; b) invest in the water and sewage treatment system of the municipality, under the penalty of paying a fine; c) payment of indemnity due to environmental damages, amongst others. On December 31, 2013, Management classified part of lawsuits as probable chances of losses, in the amount of R$158,135 (R$127,514 in December 2012) and another part as possible losses in the amount of R$124,880 (R$85,081 in December 2012).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(vii)          Settlements reached in 2013

During 2013, the Company settled several legal and administrative proceedings, and most of them totaled R$29,460. Out of this amount, R$28,692 refer to works and R$768 refer to environmental compensations, the later, recorded as “other liabilities”, under the Statement of Financial Position. The accumulated balance on December 31, 2013, referring to these environmental liabilities amounted to R$15,363.

(viii)       Other concession-related legal proceedings

The Company is party in concessions-related proceedings, cases in which it can lose the right of operating water supply and sewage collection services in few municipalities, among which we point out: a) the municipality of Cajobi filed action to recover possession against SABESP, which was granted relief and maintained the municipality in the possession of water and sewage assets and services, with expected probable losses; b) the municipality of Tarumã filed an ordinary action against SABESP, and the operation is maintained but final decision is pending, with expected possible losses; c) The Company filed an ordinary action against the municipality of Santos, the operation is maintained and there is a final decision at the appellate court favorable to SABESP, with expected remote losses; d) The Company filed a lawsuit to recover possession against the municipality of Álvares Florence, and appellate court decision was unfavorable to SABESP; the operation is not maintained with expected probable losses; e) The Company filed an action to recover possession against the municipality of Macatuba aiming with injunction return to the possession of facilities under concession, the injunction was rejected and the operation is not maintained in the municipality up to this present date, with expected possible losses; f) The Company filed an action to recover possession against the municipality of Iperó, which was deemed groundless at trial  and appellate courts. Currently, the Company awaits the acceptance of appeals, with expectation of probable loss; g) The municipality of Embaúba filed a repossession action against SABESP, pleading for injunction to keep it in the possession; the motion was granted relief and complied with on May 20, 2013. The decision was questioned and Sabesp filed an interlocutory appeal against the injunction decision. Both the repossession lawsuit and the injunction decision are pending judgment, with expectation of possible losses.

See information about EMAE lawsuits in Note 9 (c).

19           Employee Benefits

(a)      Health benefit plan

The health benefit plan is managed by Fundação SABESP de Seguridade Social - SABESPREV and consists of optional, free choice, health plans sponsored by contributions of SABESP and the active participants, as follows:

.     Company: 7.3% (December 31, 2012 – 7.8%) on average, of gross payroll;

.     Participating employees - 3.21% of base salary and premiums, equivalent to 2.2% of payroll, on average.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(b)      Pension plan benefits

	December 31, 2013	December 31, 2012 Restated
Funded plan – G1 (i)
Present value of defined benefit obligations	1,988,912	2,262,440
Fair value of the plan assets	(1,442,164)	(1,657,608)

Net liabilities recognized for defined benefit obligations	546,748	604,832

	December 31, 2013	December 31, 2012 Restated
Unfunded plan – G0 (iii)
Present value of defined benefit obligations	1,780,268	1,987,718

Net liabilities recognized for defined benefit obligations	1,780,268	1,987,718

Liability as per statement of financial position – pension obligations	2,327,016	2,592,550

(*) The decrease of liabilities in 2013 is mainly due to increase in the discount rate from 4.10% and 4.00% in 2012 to 6.36% and 6.46% in 2013, respectively, for G1 and G0 plans.

Pursuant to CPC33 (R1) and IAS19, the Company recognizes (gains)/losses under equity, as other comprehensive income, as shown below:

	G1 Plan	G0 Plan	Total
As at December 31, 2013

Actuarial gain/(loss) on obligations	432,426	244,121	676,547

Gains/(losses) on financial assets	(312,857)	-	(312,857)

Other	3,404	-	3,404

Total gains/(losses)	122,973	244,121	367,094

Deferred income tax and social contribution – G1 Plan	(41,810)	-	(41,810)

Other comprehensive income	81,163	244,121	325,284

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	G1 Plan	G0 Plan	Total
As at December 31, 2012

Actuarial gains/(losses) on obligations	(488,956)	(371,035)	(859,991)

Gains/(losses) on financial assets	357,400	-	357,400

Total gains/(losses)	(131,556)	(371,035)	(502,591)

Deferred income tax and social contribution – G1 Plan	44,729	-	44,729

Other comprehensive income	(86,827)	(371,035)	(457,862)

(i)          Plan G1

The Company sponsors a defined benefit pension plan for its employees ("Plan G1"), which is managed by Fundação SABESP de Seguridade Social – SABESPREV, the defined benefit plan is sponsored by similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•         1.16% of the portion of the salary of participation up to 20 salaries; and

•         9.88% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of December 31, 2013, SABESP had a net actuarial liability of R$546,748 (R$604,832 on December 31, 2012) representing the difference between the present value of the Company's defined benefit obligations to the participating employees, retired employees, and pensioners; the fair value of the related assets.

	2013	2012 Restated
Defined benefit obligation, beginning of the year	2,262,440	1,638,220
Current service cost	27,947	27,764
Interest cost	206,429	176,762
Actuarial (gains)/losses recorded as other comprehensive income	(432,426)	488,956
Benefits paid	(75,478)	(69,262)

Defined benefit obligation, end of the year	1,988,912	2,262,440

Below, the change of fair value of plan assets during the year:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	2013	2012 Restated
Fair value of plan assets, beginning of year	1,657,608	1,203,493
Expected return on the plan assets	151,139	147,548
Expected Company's contributions	10,876	7,411
Expected participants’ contributions	10,876	11,018
Benefits paid	(75,478)	(69,262)
Financial gain (loss) recorded as other comprehensive income	(312,857)	357,400

Fair value of plan assets, end of the year	1,442,164	1,657,608

The amounts recognized in the statement of income are as follows:

2013
Current service cost	27,947
Interest cost rates	206,429
Expected return on plan assets	(151,139)
Total recognized in the income statement	83,237

In 2013, the expenses related to defined pension plan amounting to R$55,781, R$7,977 and R$19,479, were recorded in operating cost, selling expenses and administrative expenses.

Estimated expenses	2014
Current service cost	30,072
Interest cost rates	54,850
Participants contribution	(20,559)
Total additional expense to be recognized	64,363

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Actuarial assumptions:

	2013	2012

Discount rate – real (NTN-B)	6.36% p.a.	4.10% p.a.
Inflation rate	5.80% p.a.	5.00% p.a.
Expected rate of return on assets	12.53% p.a.	9.30% p.a.
Future salary increase	7.92% p.a.	7.10% p.a.
Mortality table	AT-2000	AT-2000

The number of active participants as of December 31, 2013 was 8,885 (9,283 as of December 31, 2012), and of inactive participants was 6,597 (6,328 as of December 31, 2012).

The benefit to be paid of G1 pension plan, expected for 2014 is R$117,491.

         Sensitivity analysis of the defined benefit pension plan as of December 31, 2013 regarding the changes in the main assumptions are:

Funded plan - G1	Change in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$192,978
	Decrease of 1.0%	Increase of R$231,785
Wage increase rate	Increase of 1.0%	Increase of R$62,785
	Decrease of 1.0%	Decrease of R$53,478
Life expectation	Increase of 1 year	Increase of R$34,209
	Decrease of 1 year	Decrease of R$37,988

Plan assets

The plan investment policies and strategies are aim at getting consistent returns and reduce the risks associated to the utilization of financial assets available on the Capital Markets through diversification, considering factors, such as the liquidity needs and the long-term nature of the plan liability, types and availability of financial instruments in the local market, general economic conditions and forecasts as well as requirements under the law. The plan's asset allocation management strategies are determined with the support of reports and analysis prepared by SABESPREV and independent financial consultants:

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

		December 31, 2013	December 31, 2012
Fixed income
- NTNB's		712,017	772,882
- NTNC's		132,265	214,894
- NTNF's		5,858	6,835
Government bonds in own portfolio	(a)	850,140	994,611
Fixed income fund quotas	(b)	80,931	148,005
Private credit investment fund quotas	(c)	78,034	79,852
Total fixed income		1,009,105	1,222,468

Equities
Stocks investment fund quotas	(d)	259,717	226,123
Total equities		259,717	226,123

Structured investments
Equity investment fund quotas	(e)	76,338	67,867
Real estate investment fund quotas	(f)	40,220	77,876
Multimarket investment fund quotas	(g)	25,806	44,590
Total structured investments		142,364	190,333

Other	(h)	30,978	18,684

Fair value of plan assets		1,442,164	1,657,608

(a) Fixed income: it is composed of government bonds issued by the National Treasury, between 2017 and 2050. These instruments are indexed by NTN-b indexed by IPCA (Extended Consumer Price Index), NTN-c indexed by IGPM (General Market Price Index) and NTN-f which has a fixed index.

(b) Fixed Income Fund Quotas: investment funds that seek return on fixed income assets and shall have at least, 80% of the portfolio in directly related assets, summed up via derivatives to the risk factor.

(c) Private Credit Investment Fund Quotas: funds that seek return by means of the acquisition of operations representing corporate debts or disseminated receivables portfolios (rights or bonds), originated and sold by several assignors who anticipate funds and have receivables from several business activities as guarantee.

(d) Equities: equity fund composed of Brazilian companies’ stocks listed at BM&FBovespa.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(e) Equity Investment Fund Quotas: it is composed of a closed-ended investment fund. The assets under its management are destined to the acquisition of stocks, debentures, warrants or other securities convertible or swappable into shares issued by publicly- or closely-held companies.

(f) Real Estate Investment Fund Quotas: Funds investing in real estate projects (commercial buildings, shopping centers, hospitals, etc.). The return on capital invested occurs by sharing the Fund’s proceeds or sale of its quotas in the Fund.

(g) Multimarket Investment Fund Quotas: they can be classified as Multimercados Referenciados DI or Multimercado Long & Short, they seek a basic return of CDI or share arbitration, respectively.

(h) Other: basically composed of loans and real estates.

Restrictions with respect to asset portfolio investments, in the case of federal government securities:

i) papers securitized by the National Treasury will not be permitted;

ii) exposure to fluctuations in exchange rates will not be permitted, in the portfolio and derivatives must be used to hedge existing exposure.

Restrictions with respect to asset portfolio investments, in the case of variable-income securities for internal management, are as follows:

i) day-trade operations will not be permitted;

ii) sale of uncovered share is prohibited;

iii) swap operations without guarantee are prohibited;

iv) leverage will not be permitted, i.e., operations with derivatives representing leverage of asset or selling short, such operations cannot result in losses higher than invested amounts.

SABESPREV does not have in its investment portfolio fixed income securities issued by the Company as of December 31, 2013 and 2012. The real estate held in the portfolio is not used by the Company.

The plan assets had a return of 7.4% in 2013 and 16.7% in 2012. This variation was mainly characterized by difficulties seen in the Brazilian capital market, due to the domestic macroeconomic scenario (combination of low growth and cycle of high basic interest rates) and the foreign macroeconomic scenario (US economy upturn, within a level above expectations and the perception that Eurozone economies are improving), made the prices of assets to have a relevant loss of value.

The contributions of the Company and participants of Plan G1 for the fiscal year ended December 31, 2013 was R$18,348 (December 2012 – R$7,411) and R$18,416 (December 2012 – R$8,935), respectively.

The Company and Sabesprev are in process of negotiation to resolve the actuarial deficit, by continuing changing the Defined Benefit Plan to Sabesprev Mais Plan. Management expects to reduce the actuarial deficit due to the change of the referred plans.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(ii)        Private pension plan benefits – Defined contribution

On December 31, 2013, Sabesprev Mais plan, based on defined contribution, had 5,627 active and assisted participants.

With respect to the Sabesprev Mais plan, the contributions from the sponsor represent 100% over the total basic contribution from the participants.

Regarding the Sabesprev Mais plan, the commitment to all participants who migrated up to December 31, 2013 amounted to R$10,613 (R$12,441 in December 2012) referred to active participants. The Company has made contributions in the amount of R$8,446 in 2013 (R$7,496 in December 2012).

 (iii)   Plan G0

Pursuant to Law 4,819/58, employees who provided services prior to May 1974 and were retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "Plan G0". The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursements from the State Government, which are recorded as accounts receivable from related parties, limited to the amounts considered virtually certain that will be reimbursed by the State Government. As of December 31, 2013, the Company recorded a defined benefit obligation for Plan G0 of R$1,780,268 (R$1,987,718 in December 2012).

	2013	2012 Restated

Defined benefit obligation, beginning of year	1,987,718	1,581,600
Current interest and service costs	176,766	167,787
Actuarial gains/(losses) recorded as other comprehensive income	(244,121)	371,035
Benefits paid	(140,095)	(132,704)

Defined benefit liability, end of the year	1,780,268	1,987,718

The amounts recognized in the statement of income are as follows:

2013

Current service cost	296
Interest cost rate	176,470

Total	176,766

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

In 2013, the expense related to the defined benefit obligation under Plan G0 was recorded in administrative expenses.

Estimated expenses	2014

Interest cost rates	224,931
Total additional expenses to be recognized	224,931

The main actuarial assumptions used:

	2013	2012

Discount rate – real (NTN-B)	6.46% p.a.	4.00% p.a.
Inflation rate	5.80% p.a.	5.00% p.a.
Future salary increase	7.92% p.a.	7.10% p.a.
Mortality table	AT-2000	AT-2000

The number of active participants of Plan - Go as of December 31, 2013 was  24 (27 on December 31, 2012). The number of beneficiaries, retirees and survivors as of December 31, 2013 was 2,412 (2,318 on December 31, 2012).

The benefit payable from the Go pension plan expected for 2014 is R$149,728.

The sensitivity analysis of defined benefit pension plan on December 31, 2013 to the changes in the main assumptions is:

Plan – G0	Change in assumption	Impact on present value of the defined benefit obligations
Discount rate	Increase of 1.0%	Decrease of R$145,899
	Decrease of 1.0%	Increase of R$170,444
Wages growth rate	Increase of 1.0%	Increase of R$176,960
	Decrease of 1.0%	Decrease of R$152,934
Life expectation	Increase of 1 year	Increase of R$59,817
	Decrease of 1 year	Decrease of R$62,843

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(c)      Profit sharing

The Company has a profit sharing program in accordance with an agreement with labor union and Sabesp. The period covered represents the Company fiscal year, commence in January to December. The limit of the profit sharing is one month salary for each employee, depending on performance goals reached. As of December 31, 2013 the profit sharing accrued amounted to R$68,495 (R$60,479 in December 2012).

20          Services payable

The services account records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This account also records the amounts payable from the percentage in the revenues of São Paulo local government (Note 13 (v)). The balances on December 31, 2013 and 2012 were R$323,208 and R$389,091, respectively.

21           Equity

(a)         Authorized capital

The Company is authorized to increase capital by up to R$10,000,000 (R$10,000,000 in December 2012), based on a Board of Directors' resolution, after submission to the Fiscal Council.

In the event of capital increase, issue of convertible debentures and/or warrants by means of private subscription, shareholders will have preemptive right in the proportion of number of shares held, pursuant to Article 171 of Law 6.404/76.

(b)         Subscribed and paid-in capital

Subscribed and paid-in capital is represented by 683,509,869 registered, book-entry common shares without par value as of December 31, 2013 (683,509,869 in December 2012, after the share split described below) held as follows:

There was a share increase due to the split on April 22, 2013.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	December 31, 2013		December 31, 2012
	Number of shares	%	Number of shares (**)%
State Department of Finance	343,524,258	50.26%	343,524,258	50.26%
Companhia Brasileira de Liquidação e Custódia	174,076,755	25.47%	172,570,122	25.25%
The Bank Of New York ADR Department (equivalent in shares) (*)	165,291,202	24.18%	166,806,858	24.40%
Other	617,654	0.09%	608,631	0.09%

	683,509,869	100.00%	683,509,869	100.00%

(*)        Each ADR corresponds to 1 share.

(**)    Amount restated due to split occurred on April 22, 2013.

(c)          Distribution of earnings

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income under Brazilian GAAP, calculated according to the Brazilian corporate law. The dividends do not bear interest and the amounts not claimed within three years from the date of the Shareholders' Meeting that approved them mature in favor of the Company.

2013
Profit for the year	1,923,559
(-) Legal reserve - 5%	(96,178)

1,827,381

Minimum mandatory dividend – 25% (R$0.6684 per share)	456,845

On April 22, 2013, the Shareholders’ General Meeting approved the distribution of dividends as interest on shareholders’ equity amounting to R$534,277,  for the 2012 fiscal year. Therefore, the amount of R$80,201, related to the surplus minimum mandatory dividends of 25%, set forth in the Bylaws, recorded in the 2012 equity under “Additional proposed dividends” was transferred to current liabilities, and these amounts were paid in 2013. The  R$498,684 interest, net of withholding income tax of R$35,593, totaled R$534,277.

The Company proposed dividends as interest on shareholders' equity in the amount of R$456,845, corresponding to R$0.6684 per common share,  net of income tax of R$37,758, to be resolved on the Shareholders’ Meeting to be held on April 30, 2014.

The Company declared dividends payable as interest on shareholders’ equity in the amount of R$456,845, which

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

considers the minimum dividend amount set forth in the Bylaws. The amount exceeding the minimum mandatory dividend due in the year of R$80,620 was reclassified in equity to the “Additional proposed dividends” account, this amount includes the withholding income tax of R$37,758.

Pursuant to CVM Resolution nº 207/1996, the Company imputed interest on shareholders’ equity to the minimum dividend by its net value of withholding income tax. The amount of R$37,758 referring to the withholding income tax was recognized in current liabilities, in order to comply with tax liabilities related to the credit of interest on shareholders’ equity.

The balance payable as of December 31, 2013 was R$456,845, net of withholding income tax.

(d)         Capital reserve

The capital reserve includes tax incentives and donations received by the company and may only be used for future capital increases.

(e)          Legal reserve

Earnings reserve - legal reserve is a requirement for all Brazilian corporations and represents accrual of 5% of annual net income determined based on Brazilian law, up to 20% of capital. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital and earnings reserves, exceeds 30% of our capital stock. The amounts allocated to such reserve may only be used to increase our capital stock or to offset losses. Therefore, they are not available for the payment of dividends.

(f) Investments reserve

Earnings reserve - investments reserve is specifically formed by the portion corresponding to own funds assigned to the expansion of the water supply and sewage treatment systems, based on capital budget approved by the Management.

As of December 31, 2013 and 2012, the balance of investment reserve totaled R$5,980,535 and R$4,690,619, respectively.

Pursuant to Paragraph four of Article 28 of the by-laws, the Board of Directors may propose to the Shareholders’ Meeting that the remaining balance of net income for the year, after deducting the legal reserve and minimum mandatory dividends, be allocated to an investment reserve that will comply with the following criteria:

I-                   its balance, jointly with the balance of the other earnings reserves, except for reserves for contingencies and realizable profits, may not exceed the capital stock;

II-                 the reserve is intended to guarantee the investment plan and its balance may be used:

a) to absorb losses, whenever necessary;

b) to distribute dividends, at any moment;

c) in share redemption, reimbursement or purchase transactions authorized by       law;

d) in incorporation to the capital stock.

(g)      Allocation of profit for the year

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

		2013
Profit
(+)	Profit for the year	1,923,559
(-)	Legal reserve – 5%	96,178
(-)	Minimum mandatory dividends	456,845
(-)	Additional proposed dividends	80,620
Investment reserve recorded in 2013		1,289,916

The Management will send for approval at the shareholders’ meeting, a proposal to transfer the retained earnings balance, in the amount of R$1,289,916 to the Investment Reserve account, in order to meet the investment needs foreseen in the Capital Budget. In addition, it will send a proposal to increase capital stock with part of earnings reserves, in the amount of R$ 3,672,057, as this reserve exceeds the capital stock amount on December 31, 2013. In addition, it will propose to fully capitalize the capital reserve by increasing capital stock, in the amount of R$124,255.

After capitalizing part of the earnings reserve and total capital reserve by increasing capital stock, yet to be approved at the Shareholders’ Meeting, the capital stock will be R$10,000,000.

(h)      Retained earnings (accumulated losses)

Retained earnings (accumulated losses): the statutory balance of this account is zero as all retained earnings must be distributed or allocated to an earnings reserve at year end.

(i)                   Other comprehensive income

Gains and losses arising from changes in the actuarial assumptions are accounted for as other comprehensive income, net of income tax and social contribution effects. See Note 19 (b), the breakdown of amounts recorded in 2013 and 2012.

22           Earnings per Share

Basic and diluted

Basic earnings per share is calculated by dividing the income attributable to the Company’s shareholders by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	2013	2012 Restated

Income attributable to the Company’s shareholders	1,923,559	1,911,900
Weighted average number of common shares issued	683,509,869	683,509,869	(*)

Basic and diluted earnings per share (reais per share)	2.81	2.80

(*) Amount restated due to the split occurred on April, 22, 2013.

23          Segment information

Management, comprised by the Board of Directors and the Board of Executive Officers, has determined the operating segments used to make strategic decisions, as water supply and sewage services.

(i)    Result

	2013
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating income from external customers	5,276,056	4,263,965	2,444,735	11,984,756

Gross sales deductions	(370,091)	(299,098)	-	(669,189)

Net operating income from external customers	4,905,965	3,964,867	2,444,735	11,315,567

Costs, selling and administrative expenses	(3,512,559)	(2,275,437)	(2,394,487)	(8,182,483)

Income from operations before other operating expenses, net and equity accounting	1,393,406	1,689,430	50,248	3,133,084

Other operating income (expenses), net				3,296

Equity accounting				2,465

Financial result, net				(483,246)

Income from operations before taxes				2,655,599

Depreciation and amortization	461,426	409,647	-	871,073

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

	2012 Restated
	Water	Sewage	Reconciliation to the financial statements	Balance as per financial statements

Gross operating income from external customers	4,944,257	3,982,480	2,464,482	11,391,219

Gross sales deductions	(362,003)	(291,585)	-	(653,588)

Net operating income from external customers	4,582,254	3,690,895	2,464,482	10,737,631

Costs, selling and administrative expenses	(3,406,588)	(2,043,582)	(2,414,410)	(7,864,580)

Income from operations before other operating income (expenses), net and equity accounting	1,175,666	1,647,313	50,072	2,873,051

Other operating expenses, net				(23,175)

Equity accounting				(6,532)

Financial result, net				(295,672)

Income from operations before taxes				2,547,672

Depreciation and amortization	403,980	334,545	-	738,525

Explanation on the reconciliation items for the Financial Statements: the impacts on gross operating income and in costs are as follows:

	2013	2012 Restated

Gross revenue from construction recognized under ICPC 1 (R1) (a)	2,444,735	2,464,482
Construction costs recognized under ICPC 1 (R1) (a)	2,394,487	2,414,410

Construction margin	50,248	50,072

(a)    Revenue from concession construction contracts is recognized in accordance with CPC 17 (R1), Construction Contracts (IAS 11), using the percentage-of-completion method. See Note 13 (c) and (g).

(ii)          Intangible assets

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Reportable segment’s intangible assets are reconciled to total assets as follows:

	December 31, 2013	December 31, 2012 Restated
Intangible asset:
Water supply	9,741,582	9,126,097
Sewage services	12,298,412	11,199,727

Segment assets for reportable segments	22,039,994	20,325,824

Other intangible assets	1,806,237	1,641,702

Total intangible assets	23,846,231	21,967,526

There are no liabilities allocated to the reportable segments.

24          Operating Revenue

(a)            Revenue from water and sewage services:

	2013	2012 Restated

Metropolitan region of São Paulo	6,984,364	6,625,041
Regional Systems (i)	2,555,657	2,301,696
Total (ii)	9,540,021	8,926,737

(i)  Including the municipalities operated in inland and at the coast of the State of São Paulo.

(ii)       Revenue from water and sewage services increased by 6.9% as of December 31, 2013 over 2012. The billed volume was up 2.8% as of December 31, 2013 and the impact of tariff adjustment in 2013 over 2012 was 5.65% .

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(b)     Reconciliation between gross operating income and net operating income:

	2013	2012 Restated

Revenue from water and sewage services	9,540,021	8,926,737
Construction revenue (Nota 13 (c))	2,444,735	2,464,482
Sales tax	(669,189)	(653,588)
Net revenues	11,315,567	10,737,631

25          Operating Costs and Expenses

	2013	2012 Restated
Operating costs
Salaries and payroll charges	1,348,933	1,224,335
Pension obligations	59,237	36,480
Construction costs (Note 13 (c))	2,394,487	2,414,410
General supplies	179,771	169,096
Treatment supplies	240,730	177,453
Outsourced services	786,515	724,478
Electricity	551,630	588,183
General expenses	444,663	400,446
Depreciation and amortization	810,297	715,070

	6,816,263	6,449,951

Selling expenses
Salaries and payroll charges	215,083	198,762
Pension obligations	8,470	6,054
General supplies	6,995	8,313
Outsourced services	208,943	205,393
Electricity	557	629
General expenses	82,470	77,848
Depreciation and amortization	10,721	8,017
Allowance for doubtful accounts, net of recoveries (Note 8(c))	103,864	192,236

	637,103	697,252

Administrative expenses
Salaries and payroll charges	176,845	168,514
Pension plan	118,600	104,717
General supplies	6,700	4,374
Outsourced services	116,735	145,673
Electricity	694	1,175
General expenses	183,874	209,191
Depreciation and amortization	50,055	15,438
Tax expenses	75,614	68,295

	729,117	717,377

Operating costs and expenses
Salaries and payroll charges	1,740,861	1,591,611
Pension plan	186,307	147,251
Construction costs (Note 13 (c))	2,394,487	2,414,410
General supplies	193,466	181,783
Treatment supplies	240,730	177,453
Outsourced services	1,112,193	1,075,544
Electricity	552,881	589,987
General expenses	711,007	687,485
Depreciation and amortization	871,073	738,525
Tax expenses	75,614	68,295
Allowance for doubtful accounts, net of recoveries (Note 8(c))	103,864	192,236
	8,182,483	7,864,580

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

26          Financial Expenses and Income

	2013	2012 Restated

Financial expenses
Interest and charges on loans and financing – local currency	(294,729)	(304,736)
Interest and charges on loans and financing – foreign currency	(84,648)	(87,800)
Other financial expenses (i)	(62,882)	(33,860)
Income tax over international remittance	(10,662)	(11,660)
Inflation adjustment on loans and financing (ii)	(72,657)	(34,599)
Inflation adjustment on Sabesprev Mais deficit (iii)	(1,334)	(1,525)
Other inflation adjustments (iv)	(5,731)	(6,657)
Interest and inflation adjustments on provisions	(70,267)	(97,393)
Total financial expenses	(602,910)	(578,230)

Financial income
Inflation adjustment gains (v)	85,245	66,497
Income on short-term investments	151,106	162,928
Interest and other income (vi)	149,759	103,704
Total financial income	386,110	333,129

Financial, net before foreign exchange variations	(216,800)	(245,101)

Net foreign exchange gains (losses)
Foreign exchange variation on loans and financing (vii)	(267,835)	(50,523)
Other foreign exchange variations	(6)	(43)
Foreign exchange gains	1,395	(5)
Foreign exchange variations, net	(266,446)	(50,571)

Financial, net	(483,246)	(295,672)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(i)            This variation is mainly due to interest rates of the Public-Private Partnership agreement of Alto Tietê Production System – CAB – Sistema Produtor Alto Tietê S/A, in the amount of R$32,198 in 2013.

(ii)          The account variation mainly derives from an increase in debt inventory indexed to IPCA in view of the 17th Issue of Debentures. This inflation adjustment derives from changes in the indexes defined in loan agreements, such as, UPR, IPCA, CDI and TJLP, corresponding to 0.2%, 5.9%, 9.8% and 5.0%, respectively, in 2013. (0.3%, 5.8%, 6.9% and 5.5%, respectively, in 2012). The exposures to these rates are shown in Note 4.3.1.

(iii)        This inflation adjustment derives from the change in the National Consumer Price Index (INPC) rate of 5.6% in 2013 (6.2% in 2012), which is used to adjust the balance of SABESP’s commitment in relation to the deficit of the Sabesprev mais pension plan.

(iv)         Other expenses related to inflation adjustment mainly arises from the adjustment of liabilities referring to investment commitments required by the public-private partnerships and mainly from program contracts indexed by the IPC and IPCA of 3.9% and 5.9% in 2013 and 5.1% and 5.8% in 2012, respectively.

(v)           These inflation adjustments  arise from accounts/bills of overdue accounts receivable,  which are restated depending on the payment date, by IPCA (5.9% in 2013 and 5.8% in 2012) or IPC-FIPE (Consumer Price Index, 3.9% in 2013 and 5.1% in 2012), and escrow deposits, which are adjusted by the index defined by the Judiciary Branch, which varied between 5.6% in 2013 and 6.0% in 2012.

(vi)         The variation is mainly due to interest rates on agreements and installment payments.

(vii)       The increase in foreign exchange variation on loans and financing mainly arises from the 14.6% U.S. dollar appreciation against the Brazilian Real in 2013, when compared to the 8.9% appreciation in 2012.

27           Other Operating Income (expenses), net

	2013	2012 Restated

Other net operating income, net	57,382	68,364
Other operating expenses (i)	(54,086)	(91,539)

Other net operating income (expenses)	3,296	(23,175)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, and indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, and PURA projects and services.

Other operating expenses consist mainly of write-off of property, plant and equipment due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment.

(i) Variation mainly refers to the allowance for losses of the municipality of Diadema and recognized in 2012, totaling R$60.295.  In 2013, it refers to the registration of asset write-off, due to replacement of old water and sewage connections by new ones, in the amount of R$17,851.

28          Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. Below, main committed amounts as of December 31, 2013 are as follows:

	1 year	1-3 year	3-5 year	More than 5 years	Total
Contractual obligations - Expenses	1,211,431	882,827	50,658	3,785,112	5,930,028
Contractual obligations – Investments	1,407,541	1,616,823	124,561	2,186,389	5,335,314
Total	2,618,972	2,499,650	175,219	5,971,501	11,265,342

The main commitment refers to São Lourenço PPP, see Note 13 (j).

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

29          Additional information on cash flows

	2013	2012 Restated

Total additions of intangible assets as per Note 13	2,750,319	2,651,018

Items not affecting cash (see breakdown below)	(445,288)	(642,319)

Total additions to intangible assets as per statement of cash flows	2,305,031	2,008,699

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period	205,012	283,016
Contractors	(4,887)	67,631
Program contract commitments	28,197	75,434
Leasing	166,718	166,166
Construction margin	50,248	50,072
Total	445,288	642,319

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

30          Events after the reporting period

(a)              Sabesp’s  Incentive Program to Reduce Water Consumption

After being approved by ARSESP on an emergency basis through Resolution 469/2014, SABESP adopted an economic incentive to stimulate households of the Greater São Paulo to reduce water consumption. This measure was adopted due to the record heat and the inedited rainless in the Cantareira System, which is in a critical level and which supplies almost 10 million people.

The clients who reduced by, at least, 20% the average consumption of a 12-month period: February 2013 to January 2014, will have a 30% discount in their bill. This deduction shall apply over a lower amount, since decrease in consumption will result in cheaper bill to apply the benefit.

This measure applies to households, commerce and industries supplied by Cantareira System: the entire north area and São Paulo downtown, part of east and west areas of the capital city, Barueri, Caieiras, Carapicuíba, Francisco Morato, Franco da Rocha, Itapevi, Jandira, Osasco and Santana de Parnaíba. In Guarulhos and São Caetano do Sul, also served by Cantareira System, the distribution is under the local governments’ responsibilities, which buy water from SABESP. The municipal services shall decide about the decision of granting this incentive.

This benefit will be valid for the bills in the reference months from February to August and consumers will receive the bill from March to September. In Santana de Parnaíba, this measure shall apply in the reference months from March to August and bill is delivered between April and September.

(b)              ARSESP Tariff Revision

ARSESP – Sanitation and Energy Regulatory Agency of the State of São Paulo, by means of its Resolution nº 463 of January 9, 2014, altered the schedule for development of phases D2, D3, D4 and D5 of ARSESP Resolution nº 434 of 10/31/2013, referring to SABESP’s first Tariff Revision and defined as April 10, 2014 as the date to publish the Initial Maximum Price (P0) and the definitive Efficiency Factor (X Factor) for the tariff cycle initiated on August 11, 2012, establishing the following dates for remaining phases:

i.    Phase D2 - ARSESP releases the proposals for Initial Maximum Price (P0) and definitive Efficiency Factor (X Factor) and the opening of a public consultation, summoning for public hearing on 2/11/2014;

ii.  Phase D3 – Public hearing was held on 3/12/2014 and closure of Public Consultation postponed for 3/19/2014, as notified at its website;

iii. Phase D4 – Publication of results related to the Initial Maximum Price (P0) and definitive Efficiency Factor (X Factor) and a substantiated report on contributions to the public consultation on 4/10/2014; and

iv. Phase D5 – Publication of schedule to define and implement the new Tariff Structure of SABESP on 4/10/2014.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

(c)                 Signature of services agreement with the municipality of Diadema.

On March 18, 2014 were signed (i) judicial settlements in lawsuits filed by Sabesp against the municipality of Diadema and Saned – a municipal company, and (ii) a services agreement for water supply and sewage public utility services in the municipality of Diadema, 30-year effectiveness period as of the agreement’s signature date. This agreement can be extended for another 30 years, upon execution of appropriate amendments, under the terms of law.

ARSESP will authorize the tariffs and will ratify the price table proposed by SABESP, as well as it will define the tariff structure, pursuant to the guidelines of Law 11.445/07 and State Decree 41.446/96 of the standards to replace them and related legislation. As of the date of the assumption of services by SABESP scheduled to March 31, 2014, the municipality’s tariffs will be levelled to those practiced by SABESP in the Metropolitan region of São Paulo, through five annual real and consecutive adjustments, starting in a period not less than 12 months as of the agreement's signature.

Sabesp shall pay the amount of R$95,000 to the municipality of Diadema to implement actions related to the environmental sanitation in the municipality, necessary to comply with the universalization targets. These amounts will be paid in two installments of R$47,500, the first one 30 days after the agreement’s signature and the final installment, 12 months after the payment of the 1st installment, and this installment shall be adjusted by IPC-IBGE. These amounts will be deposited in a specific account, indicated by municipality, which shall be liable for the execution of these actions, as well as for the regular accountability, and on a half-yearly basis, shall provide a list of actions and related amounts. The amounts, while not used, shall be kept in financial investments and related proceeds only may be used in the execution of the aforementioned actions. These amounts shall be computed by ARSESP for the purposes of determining the agreement’s financial and economic breakeven.

The agreement is subject to ARSESP’s regulations, including referring to the economic and financial breakeven.

(d)              Program Contracts

On March 24, 2014, the Company renewed its Program Contract of Water Supply and Sewage Services with the municipalities of Itapevi, Piedade, Rosana, Lucélia, Parapuã and Jaborandi. These agreements have a 30-year term.

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Executive Officers’ Statement on the Financial Statements

STATEMENT

The executive officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80, with headquarters located at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, in compliance with Paragraph 1 of Article 25, items V and VI of CVM Rule 480 of December 7, 2009 that:

They revised, discussed and agreed with the financial statements for the year ended December 31, 2013.

São Paulo, March 27, 2014.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

/s/ Dilma Seli Pena

Chief Executive Officer

/s/ Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

/s/ Manuelito Pereira Magalhães Junior

Corporate Management Officer

/s/ João Paulo Tavares Papa

Technology, Project and Environment Officer

/s/ Paulo Massato Yoshimoto

Metropolitan Officer

/s/ Luiz Paulo de Almeida Neto

Regional Systems Officer

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Notes to the Financial Statements

Years Ended December 31, 2013 and 2012

Amounts in thousands of reais, unless otherwise indicated

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

STATEMENT

The executive officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80, with headquarters located at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, in compliance with Paragraph 1 of Article 25, items V and VI of CVM Rule 480 of December 7, 2009:

They revised, discussed and agreed with the Report of Independent Registered Public Accounting Firm on the financial statements for the year ended December 31, 2013.

São Paulo, March 27, 2014.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

/s/ Dilma Seli Pena

Chief Executive Officer

/s/ Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

/s/ Manuelito Pereira Magalhães Junior

Corporate Management Officer

/s/ João Paulo Tavares Papa

Technology, Project and Environment Officer

/s/ Paulo Massato Yoshimoto

Metropolitan Officer

/s/ Luiz Paulo de Almeida Neto

Regional Systems Officer

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

FISCAL COUNCIL REPORT

The members of the Fiscal Council of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP, undersigned here in below, within its duties and legal responsibilities, hereby present their report on the following matters:

1. The members of the Fiscal Council examined the Financial Statements, the Annual Management Report and the Management Proposal For the Allocation of Income for the fiscal year ended December 31, 2013, and based on analysis conducted, additional clarifications rendered by Management and the Audit Committee, also considering the Report of Independent Registered Public Accounting Firm of Deloitte Touche Tohmatsu, dated March 27, 2014, concluded that these are fairly presented, reason that they recommend to be sent for approval at the Shareholders' Meeting; and

2. The members of the Fiscal Council examined the Company’s Management proposal to increase capital [without issuing new shares], by means of capitalization of capital reserve, in the amount of one hundred, twenty-four million,  two hundred, fifty-four thousand, eight hundred, fifty-one reais and fifty-one centavos (R$124,254,851.51) and part of the Company’s earnings reserve balance, in the amount of three billion, six hundred, seventy-two million, fifty-six thousand, five hundred, eighty-three reais and twenty-six centavos (R$3,672,056,583.26), pursuant to Article 169, Paragraph 1 and Article 199 of Federal Law  6.404/1976. They recommend it to be sent for approval at the Shareholders' Meeting.

São Paulo, March 27, 2014.

Humberto Macedo Puccinelli

José Antonio Xavier

Horácio José Ferragino

Massao Fábio Oya

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

AUDIT COMMITTEE REPORT

The Audit Committee, duly considering its responsibilities and the natural limitations arising from the scope of its performance, based on its works, including information received by the Company’s Management, Accounting and Legal Superintendence, Internal Audit and Independent Registered Public Accounting Firm (Deloitte Touche Tohmatsu Auditores Independentes), considers that all relevant issues it took cognizance were properly reported in the Financial Statements for the year ended December 31, 2013, accompanied by the Independent Auditor’s Report with unqualified opinion. As a result, the Audit Committee advises the Board of Directors to approve referred audited financial statements for the year ended December 31, 2013.

São Paulo, March 27, 2014.

Jerônimo Antunes Coordinator	Reinaldo Guerreiro Member	Francisco Vidal Luna Member

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

CAPITAL BUDGET

Department of Planning and Regional Development of the State of São Paulo-SPDR

Cia. Saneamento Básico do Estado de São Paulo - SABESP

Chart III - Loan Structure - 2014

2014 Company Proposal (Budget Approved by Executive Board and Board of Directors)

						R$ thousand
Sources Investments	LOAN OPERATION			OWN FUNDS	STATE TREASURY	TOTAL
	FINANCING
	FOREIGN	DOMESTIC	FOR.+DOM.
INVESTMENTS	465.874	507.880	973.754	1.668.346	1	2.642.101
Water Supply	116.267	193.529	309.796	829.018	1	1.138.815
Sewage Collection	227.703	252.902	480.605	611.523	0	1.092.128
Collected Sewage Treatment	121.904	61.449	183.353	227.805	0	411.158

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 15, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.